Filed Pursuant to Rule 424(b)(1)
Registration No. 333-126762

P R O S P E C T U S

28,570,000 Common Shares

Seaspan Corporation

We are selling 28,570,000 of our common shares. This is the initial public offering of our common shares. We are a Marshall Islands corporation recently formed to acquire Seaspan Container Lines Limited’s business as an international provider of containerships under long-term charters to container liner operators. We have granted the underwriters an option to purchase up to 4,285,500 additional common shares to cover over-allotments.

Our common shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “SSW.” Prior to this offering, there has been no public market for our common shares.

Concurrently with this offering, we are selling 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a per share price equal to the initial public offering price for our common shares.

Investing in our common shares involves a high degree of risk. Please read “ Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$21.00	$599,970,000
Underwriting discounts(1)	$1.26	$35,998,200
Proceeds to us (before expenses)	$19.74	$563,971,800

(1)	Excludes structuring fees payable to Citigroup Global Markets Inc. of $1.5 million, or $1.7 million if the underwriters exercise their over-allotment option in full.

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

The underwriters expect to deliver the common shares to purchasers on or about August 12, 2005.

Citigroup	Merrill Lynch & Co.

Lehman Brothers	UBS Investment Bank

Fortis Securities LLC	Legg Mason Wood Walker	Wachovia Securities
Incorporated

DnB NOR Markets	Dahlman Rose & Company

August 8, 2005.

CSCL Dalian	CSCL Ningbo

CSCL Hamburg	CSCL Hamburg

Pursuant to our charter agreements, the charterer has the right to place its name and logo on each of our vessels. The above vessels are chartered to China Shipping (Group) Company.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where an offer is not permitted. Information contained on our website does not constitute part of this prospectus.

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PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless we specify otherwise, all references and data in this prospectus to our business, our containerships and our contracted fleet refer to our fleet of ten containerships that we will purchase upon the completion of this offering from ten wholly owned subsidiaries of Seaspan Container Lines Limited, or SCLL, and an additional 13 containerships that we have agreed to acquire from 13 other wholly owned subsidiaries of SCLL over approximately the next 25 months, in each case, upon their completion and delivery. Those 23 subsidiaries are collectively referred to as the VesselCos. Unless we otherwise specify, when used in this prospectus, the terms “Seaspan Corporation,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation, and, for periods before the offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

For the definition of certain shipping terms used in this prospectus, see the “Glossary of Shipping Terms” at the end of the prospectus. We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 4250 TEU class vessels, 8500 TEU class vessels, and 9600 TEU class vessels have an actual capacity of 4253 TEU, 8468 TEU, and 9580 TEU, respectively. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Overview

We are Seaspan Corporation, a newly incorporated Marshall Islands corporation formed to acquire all of the containership business of Seaspan Container Lines Limited, or SCLL. Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the ten vessels in our initial fleet have an average remaining initial term of 9.1 years. Our primary objective is to grow our business in order to increase distributable cash flow per share.

Upon the completion of this offering, we will acquire ten containerships consisting of eight 4250 TEU vessels and two 8500 TEU vessels from the VesselCos. We refer to these ten containerships as our initial fleet. In addition, we have entered into a purchase agreement with certain of the VesselCos to acquire an additional 13 new containerships as they are completed and delivered, over approximately the next 25 months. The additional 13 containerships will consist of eleven 4250 TEU vessels and two 9600 TEU vessels. We refer to these 23 vessels collectively as our contracted fleet. Our contracted fleet will have approximately 116,900 TEU in total capacity. In order to complete the acquisition of the additional 13 containerships, we expect to borrow $663.0 million under our credit facility and to raise net proceeds of $156.8 million from the sale of additional common shares in the first quarter of 2007. If the underwriters exercise their over-allotment option, we expect to use the net proceeds from the sale as part of the purchase price for the additional 13 vessels, which would reduce the equivalent number of common shares we would need to issue in the first quarter of 2007. We expect to complete the sale of the additional common shares within 18 months after the completion of this offering. If we are not able to sell the additional common shares in a timely manner, and in the amount and at a price per share at least approximately equal to the price per share in this offering, our ability to maintain our dividend on our subordinated shares and then our common shares may be adversely affected. As discussed in further detail in this prospectus, we have the option to issue common shares, valued at a net price equal to 95% of the initial public offering price, in payment for up to $100.0 million of the purchase price for the final four containerships in our contracted fleet. We also should have the ability to borrow additional amounts under our credit facility for the purchase of the additional 13 containerships if we do not raise this amount of equity.

Our operations will be managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into a long-term management agreement pursuant to which our Manager and its affiliates will provide us with technical, administrative and strategic services. Our Manager is owned, directly or indirectly, by trusts established for members of the Dennis Washington family and an entity owned by directors and officers of our Manager and SCLL. SCLL is primarily owned by an entity controlled by a director of SCLL and an entity that is a member of the Washington Marine Group. The Washington Marine Group is a group of companies engaged in marine transportation and ship building, and is affiliated with the Washington Companies. The Washington Companies invest in and operate railway, mining, environmental remediation, aviation technology and other infrastructure businesses in North America. Dennis Washington is an industrialist who controls the Washington Companies.

The container shipping industry has experienced an increasing trend towards “chartering-in” capacity whereby container liner companies are chartering a portion of their vessels from third parties as opposed to purchasing the vessels. We believe we are well positioned to benefit from the ongoing trend of container liner companies that are chartering-in greater percentages of their fleets. Chartered-in vessels accounted for approximately 47% of the top ten container liner companies’ capacity in 2004 compared to approximately 30% in 1999.

Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Our initial fleet is currently under time charters with China Shipping (Group) Company, or China Shipping, which has subchartered them to China Shipping Container Lines Company, Limited (CSCL) or one of its subsidiaries. CSCL is a majority-owned subsidiary of China Shipping. These charters have an average remaining initial term of 9.1 years. CSCL, the 8th largest container shipping company in the world, has a market capitalization of approximately $2.7 billion. CSCL primarily operates in the China trade routes, which, in the past few years, have experienced significant growth. The additional 13 vessels under construction are also subject to long-term, fixed-rate charters. Four of these vessels are chartered to China Shipping under charters with terms of 12 years. Nine of the additional 13 vessels are under time charters with a subsidiary of CP Ships Limited, or CP Ships, for initial terms of three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP Ships elects to terminate the charters with two years prior written notice. Given that the subsidiary of CP Ships is required to pay a substantial fee to terminate a charter at the end of the initial term, that our charter hire rates are presently substantially below those rates offered in the spot market or short-term market, and that the charters automatically renew unless terminated upon two years’ prior notice, we believe it is likely that the subsidiary of CP Ships will extend the charters beyond the initial terms. CP Ships, the 17th largest container shipping company in the world, has a market capitalization of approximately $1.7 billion. CP Ships principally services the Transatlantic trade routes.

Our Fleet

Each vessel in our contracted fleet has been or is being built based upon standard designs from Samsung Heavy Industries Co. Ltd., or Samsung, customized by SCLL and our Manager in consultation with the charterers of the vessels and two classification societies, Lloyd’s Register of Shipping, or Lloyd’s, and Det Norske Veritas, or Det Norske. These designs, which include certain technological advances, make our containerships efficient with respect to both voyage speed and loading when compared to many vessels operating in the industry. Our 8500 TEU vessels are capable of speeds of 25.3 knots on design drafts, making them among the fastest containerships. The average age of the ten vessels in our initial fleet is 1.9 years and upon the scheduled delivery of the last vessel in our contracted fleet as of August 31, 2007, the average age of our contracted fleet will be 2.3 years. The following chart details the number of vessels in our fleet based on size as we take scheduled delivery:

Vessel Size	Upon Closing of Offering	Third Quarter 2005	Fourth Quarter 2005	Year Ending December 31,		Total
				2006	2007
4250 TEU Class	8	9	11	16	19	19
8500 TEU Class	2	2	2	2	2	2
9600 TEU Class	—	—	—	—	2	2

Operating Vessels	10	11	13	18	23	23

Capacity (TEU)	50,960	55,213	63,719	84,984	116,903	116,903

The total purchase price for our initial fleet will be equal to the net proceeds from the sale of the 28,570,000 common shares in this offering and the concurrent sale of 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, less the portion of such proceeds to be used to fund formation and offering related expenses, $7.5 million in costs related to our credit facility, $0.5 million to repay SCLL for certain of our pre-offering expenses and a cash balance of approximately $33.8 million to be retained by us. Based on the initial public offering price of $21.00 per common share, the purchase price for the initial fleet will be approximately $664.4 million. We will pay for the initial fleet at the time of the completion of this offering. The purchase price of the additional 13 containerships is approximately $849.3 million and is expected to be paid as the vessels are delivered: approximately $162.2 million in 2005, approximately $284.5 million in 2006 and approximately $402.6 million in 2007. We intend to finance the purchase price for the additional 13 containerships with borrowings under our credit facility, the proceeds of a future equity offering or offerings and with approximately $29.7 million from the net proceeds of this offering.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•	Long-term, fixed-rate time charters. Each vessel in our contracted fleet is subject to a long-term, fixed-rate time charter. As a result, the revenues from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders only when we have concurrently entered into long-term time charters with our customers.

•	Full-service solutions approach to securing charters. We provide integrated solutions for customers that desire to add multiple vessels in order to enter new trade routes or materially expand existing trade routes. Our Manager has the ability to provide ship design, drawing approval, construction supervision and brokering services to our customers. We believe this full-service solutions approach benefits our container liner customers in the form of lower operating and maintenance costs and improved service levels.

•

Strong customer relationships.    We have long-standing relationships with our current customers, CSCL and CP Ships. We have played an important role in their growth, and upon delivery of our contracted fleet, we expect our vessels will represent in excess of 15% of CSCL’s containership fleet and CP Ships’ containership fleet. Our relationship with CSCL provides us with exposure to the high-growth China trade market. We believe that we will continue to be a significant provider to these two major container liners as they continue to grow their businesses. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business.

•	Uniform and newly built fleet. Our fleet consists exclusively of ships that have been ordered based upon standard designs from Samsung and customized by SCLL and our Manager in consultation with the charterers of the vessels and two leading classification societies. The nineteen 4250 TEU vessels are sister ships and will be uniform in all material respects. In addition, all of our ships will have the same or similar equipment. This should provide us with significant efficiencies and economies of scale in operations, maintenance and crew training and provide our customers with efficiencies in stowage and scheduling.

•	Experienced management. Our chief executive officer and chief financial officer each have over 25 years of professional experience in the shipping industry. In addition, the core management from our Manager has experience with many companies in the international ship management industry, including China Merchants Group, Maersk Sealand, Neptune Orient Lines, American President Lines, Safmarine, Columbia Ship Management and Bell Ships. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. We were the first to order the 8500 TEU vessels and the 9600 TEU vessels. We also believe our Manager’s relationship with the Washington Marine Group will enhance our ability to identify and pursue future growth opportunities.

Our Business Strategies

We will seek to increase distributable cash flow per share by employing the following business strategies:

•	Pursue long-term, fixed-rate charters. We intend to continue to pursue long-term, fixed-rate charters, which provide us with stable future cash flows. Further, container liner companies typically employ long-term charters for strategic expansion into major trade routes while employing spot charters for shorter term discretionary needs. As container liner companies expand their services into these major trade routes, we believe that we will be well positioned to participate in their growth.

•	Expand our customer relationships. We intend to expand our relationships with CSCL and CP Ships, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

•	Make strategic acquisitions. We intend to increase the size of our fleet beyond our contracted fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share. Historically, SCLL and our Manager have acquired containerships at a time when the demand for newbuilding construction and associated newbuilding prices were low. We intend to continue this strategy to the extent market conditions permit, as it will enable us to minimize initial capital costs, enhance returns and reduce rechartering and residual value risk.

•	Concentrate on multiple vessel charters. We will continue to focus on entering into multiple vessel charters with our customers. We believe that container liner companies prefer the convenience of sourcing multiple vessel charters from a full-service provider rather than relying on multiple providers.

•	Maintain financial flexibility. We intend to pursue a financial strategy that aims to preserve our financial flexibility so that we will be able to pursue acquisition and expansion opportunities to take advantage of market conditions in the future. We intend to use cash from operations to pay dividends, as well as to reinvest in our business and acquire new vessels.

An investment in our common shares involves risks. Our growth depends on our ability to make accretive acquisitions, expand relationships with existing charterers and obtain new charters. Substantial competition may hamper our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive acquisitions, may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results. We urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 15.

Industry Trends

The container shipping industry represents an important and increasingly significant part of the global seaborne movement of goods. As the industry has grown, charter owners, like us, have increased their share of the global containership fleet ownership and have been responsible for a substantial portion of contracted containership capacity as container liner companies seek to reduce their capital requirements and have greater fleet flexibility. Chartered-in vessels accounted for approximately 47% of the top ten container liner companies’ capacity in 2004. The performance of the container shipping industry is closely tied to the level of worldwide economic trade. Clarkson Research Services Limited, or CRS, currently estimates that container trade is set to grow (in volume as measured by TEU) by 11.0% in 2005 and 10.1% in 2006, subject to limitations and risks dependent upon developments in the world economy and global trade patterns.

According to CRS, the container shipping industry has been expanding as follows:

•	In the last three years, the demand for container shipping has accelerated strongly, with estimated volume growth (as measured in TEU) in world container trade reaching 10.5% in 2002, 11.3% in 2003 and 13.9% in 2004, which is in contrast to the 2.5% growth in 2001, which resulted in a negative impact on time charter rates;

•	Recent growth in the container shipping market has been relatively rapid in comparison with other major shipping sectors, such as tankers and bulk carriers;

•	The container trades on the major east-west routes are the world’s largest in volume terms, with the Transpacific route forming the world’s largest container route with 17% of the total volume in 2004, followed by the Far East-Europe route and the Transatlantic route; and

•	Chinese trade remains the key factor behind expanding container trade, and in 2004 estimated trade volumes on the eastbound Transpacific route grew by approximately 17% and on the westbound Far East-Europe route by approximately 16%.

Independent charter owners have invested over $20.0 billion in containerships in the past two years. Since the beginning of 2002, there has been significant upward movement in time charter rates. As a result, the containership charter market grew from an estimated total value of $8.0 billion in 2003, to an estimated $13.7 billion in 2004.

We cannot offer assurances as to charter rates or vessel values in any period or that the industry trends described above will continue following the completion of this offering.

Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We intend to pay the first dividend in November 2005 on a pro rated basis for the remainder of the calendar quarter following the closing of this offering in the amount of $0.23 per share, and thereafter to pay dividends on a quarterly basis. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet of 23 containerships. There can be no assurance that we will be successful in meeting our goal.

Concurrently with this offering, we are selling to members of the Washington family or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, 7,145,000 subordinated shares at a per share price equal to the initial public offering price for the common shares. The terms of our subordinated shares are intended to provide added assurance that we will be able to pay quarterly dividends on our common shares equal to $0.425 per share during the delivery period of our contracted fleet. In general, our common shares will receive regular quarterly dividends of $0.425 per share, plus any arrearages from prior quarters, before our subordinated shares will receive any dividends. Our subordinated shares will not be entitled to arrearages. Each of our subordinated shares will convert into a common share after the end of the subordination period, which extends until the first day of any quarter after September 30, 2008 that both of the following tests are met:

(1)	we have paid quarterly dividends an amount at least equal to $0.425 per share on both our common and subordinated shares for the immediately preceding four-quarter period; and

(2)	the cash generated from operations available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.425 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period.

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in our articles of incorporation.

As compensation for providing strategic services, our Manager will receive 100 incentive shares. The purpose of the incentive shares is to incentivize the Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.485 per share as follows:

•	first, 90% of incremental dividends to all common shares and subordinated shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.550 for that quarter;

•	second, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

•	after that, 75% of the incremental dividends to all common shares and subordinated shares, pro rata, and 25% of incremental dividends to the incentive shares.

Please read “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares” for a more detailed description of how we intend to pay dividends on the incentive shares.

You may not receive dividends in the intended amounts described above, or at all. Please read “Dividend Policy” and “Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves,” “—The amount of cash we have available for dividends on our common shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” “—We will be required to make substantial capital expenditures to complete the acquisition of our contracted fleet and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” and “—Risks Relating to the Offering—Our ability to pay our base dividend throughout the forecast period depends on, among other things, our ability to complete future equity offerings at approximately the same price per share as the initial public offering price” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

Our Manager and Management Related Agreements

Initially, we will not have any employees, other than our chief financial officer. Our Manager will provide us with all of our staff and all of our other officers. Our board of directors has the authority to hire additional employees as it deems necessary.

Our Manager currently supervises the operation of a fleet of 13 vessels, including the ten vessels in our initial fleet. In addition to these services, our Manager provides or has provided ship design, drawing approval and construction supervision services to a number of vessel-owning companies and container liner operators, including its affiliates.

Our Manager will manage our business pursuant to the terms of a long-term management agreement. The management agreement contains three management components: a technical component, an administrative component and a strategic component. Technical management of our ships will include, among other services, ship operation and maintenance, crewing and drydocking. Administrative management will include, among other services, support services for accounting, legal, human resources, employee benefit administration, health, safety and environmental services. Strategic management will include, among other services, identifying charterers and negotiating charters, as well as providing advice on acquisitions, chartering strategies and financing. In return for providing technical management services, our Manager will receive a fixed daily operating fee per vessel, which we believe is a fair market fee. The initial technical services fees will be in effect until December 31, 2008, after which they will be subject to renegotiation every three years. In return for providing us with administrative management, our Manager will be entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services, plus a monthly services fee, not to exceed $6,000 per month. Our Manager will also be entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates for providing us with strategic services. In connection with providing us with strategic services, our Manager will also receive 100 incentive shares, which will be entitled to incremental dividends based on specified sharing ratios if dividends on our common and subordinated shares exceed certain target levels.

Corporate Information

We maintain our principal executive offices at Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong. Our telephone number at that address is (852) 2540 1686.

Organizational Structure After this Offering

The following diagram depicts our organizational structure after giving effect to this offering assuming the underwriters do not exercise the over-allotment option.

(1)	Represent percentages of our total common shares and subordinated shares to be outstanding immediately following this offering.

The Offering

Common shares offered	• 28,570,000 shares.

• 32,855,500 shares if the underwriters exercise their over-allotment option in full.

Shares outstanding immediately after this offering

28,570,000 common shares, 7,145,000 subordinated shares and 100 incentive shares. The purpose of the subordinated shares is to provide added assurance that during the subordination period there will be available cash to pay dividends on our common shares. In general, our subordinated shares will not receive any dividends until our common shares have received a regular quarterly dividend of $0.425 per share plus any arrearages from prior quarters. Each of our subordinated shares will convert to a common share after the expiration of the subordination period as described below.

Use of proceeds	Primarily to fund the purchase price of our initial fleet. The purchase price of our initial fleet will be equal to:

•	the proceeds from our sale of 28,570,000 common shares in this offering net of the underwriting discount and structuring fee ($562.5 million), plus

•	the proceeds from the sale of our 7,145,000 subordinated shares ($150.0 million), less

•	our formation and offering related expenses (estimated at $6.3 million) some of which are payable after closing, less

•	a specified cash balance of $33.8 million to be used by us as described below, less

•	$7.5 million in upfront costs related to our credit facility, less

•	$0.5 million to repay SCLL for certain of our pre-offering expenses that it has funded.

We expect to use the specified cash balance to fund approximately $4.1 million of the dividends on our subordinated shares we expect to pay in the initial three quarters following the closing of this offering and the remainder of the specified cash balance to fund part of the purchase price of the additional 13 containerships in our contracted fleet. The balance of the funds needed to acquire the additional 13 containerships is expected to come from our credit facility and a future offering or offerings of our common shares. If the underwriters exercise their over-allotment option, those net proceeds will be added to the specified cash balance.

Option to issue common shares for vessels

We have the option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships. We must provide notice that we will exercise this option 30 days prior to the delivery of the respective vessel. Such common shares would be issued to the relevant VesselCo on the closing date of the purchase of the applicable vessel and would be valued at a net price equal to 95% of the initial public offering price in this offering. The VesselCos are not obligated to accept the common shares if we are in material default under our credit facility on the relevant closing date. If the VesselCos do not accept the common shares in such a case, we are not obligated to purchase the respective vessel. Our option to issue such common shares terminates upon a change of control of us. Otherwise, the option cannot be revoked by the VesselCos. Assuming the final four vessels are delivered on their contractual delivery dates and the option is exercised on each such vessel, the common shares will be issued in the second and third fiscal quarters of 2007.

Offering conditioned on our credit agreement	The closing of the offering is conditioned upon our $1.0 billion credit agreement continuing to be in full force and effect.

Dividends

Declaration and payment of dividends is subject to the discretion of our board of directors. We intend to pay a regular quarterly dividend on both our common and subordinated shares of $0.425 per share, or $1.70 per year, to the extent that we have sufficient available cash after the payment of expenses. However, there is no guarantee that we will pay dividends on our shares in any quarter. In general, we will pay quarterly dividends on our common and subordinated shares in the following manner:

first, 100% to all common shares, pro rata, until they receive $0.425 per share;

second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share;

after that, 100% to all common and subordinated shares, pro rata, as if they were a single class, subject to the right of the incentive shares to share in incremental dividends at specified sharing ratios once dividends on the common and subordinated shares reach specified target levels of $0.485, $0.550 and $0.675 per share.

During the subordination period, our common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.425 per share. Our subordinated shares will not accrue any arrearages.

After the subordination period, the subordinated shares will convert to common shares and all dividends will be paid equally on all of our common shares.

Please read “Financial Forecast and Cash Available for Dividends” for the basis for our dividend, “Description of Capital Stock” for a more detailed description of our common and subordinated shares and “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares” for a more detailed description of our incentive shares.

Tax considerations

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15% U.S. federal income tax rate (through 2008). Other distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common shares and, thereafter, as capital gain.

We estimate that if you hold the common shares that you purchase in this offering through the period ending December 31, 2008, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be less than 20% of the total cash distributions you receive for that period. For example, if you receive an annual dividend of $1.70 per share during this period, we estimate that no more than $0.34 of such amount will constitute dividends, which will be taxable as “qualified dividend income” if you meet the eligibility requirements. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis for this estimate. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” for information regarding the eligibility requirements for the receipt of “qualified dividend income.” Please also read “Risk Factors—Tax Risks” for a discussion of proposed legislation regarding qualified dividend income.

Subordination period

Each of our subordinated shares will convert to a common share after the end of the subordination period, which extends until the first day of any quarter after the quarter ending September 30, 2008 that both of the following tests are met:

(1)	we have paid quarterly dividends in the amount at least equal to $0.425 per share on both our common and subordinated shares for the immediately preceding four-quarter period; and

(2)	the cash generated from operations available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.425 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period.

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in our articles of incorporation.

NYSE listing	Our common shares have been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “SSW.”

Risk factors

Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Historical Combined Financial and Operating Data

The following summary historical combined financial and operating data presents financial and other operating data of our predecessor, being the combination of ten existing Republic of Cyprus incorporated wholly owned subsidiaries of SCLL, which currently own our initial fleet.

The summary combined financial data set forth below as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited predecessor combined financial statements included in this prospectus. The summary combined financial data set forth below as of December 31, 2002 have been derived from our predecessor combined financial statements not included in this prospectus. The summary combined financial data set forth below as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited interim predecessor combined financial statements for such periods included in this prospectus. The unaudited financial information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our predecessor’s financial position and results of operations for the interim periods presented.

As discussed elsewhere in this prospectus, significant changes will occur to our operating structure upon completion of the offering and the acquisition of our initial fleet. Accordingly, the summary historical combined financial data are not indicative of the results we would have achieved had we historically operated as an independent company or of our future results. This information should be read together with, and is qualified in its entirety by, our historical predecessor combined financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31,			March 31,
	2002	2003	2004	2004	2005
	(dollars in thousands)
Statements of operations data (period ended):
Revenue(1)	$20,993	$35,011	$35,933	$8,733	$13,978

Operating expenses:
Ship operating	4,560	6,577	7,157	1,495	2,543
Depreciation	5,217	8,587	8,808	2,147	3,529
General and administrative(2)	131	208	207	56	69

Operating earnings	11,085	19,639	19,761	5,035	7,837

Other expenses (earnings):
Interest expense	7,799	12,193	11,804	2,905	4,776
Change in fair value of interest rate swaps(3)	14,218	(5,808)	(1,416)	1,235	(8,461)
Other(4)	200	147	3,304	49	155

Net earnings (loss)	$(11,132)	$13,107	$6,069	$846	$11,367

Statements of cash flows data (period ended):

Cash flows provided by (used in):
Operating activities	$9,646	$16,860	$18,540	$3,694	$7,701
Investing activities	(26,294)	(236,369)	(8,692)	213	(14,886)
Financing activities	25,070	212,320	(8,279)	(4,907)	10,656

Balance sheet data (at period end):
Cash and cash equivalents	$9,686	$2,497	$4,066		$7,537
Vessels	221,021	452,141	454,862		467,126
Total assets	238,022	466,069	476,321		495,825
Long-term debt(5)	155,359	347,946	376,999		391,861
Owner’s equity (deficiency)	(28,824)	(15,707)	(9,638)		1,729

Other data:
Number of vessels in operation at period end(1)	5	5	6	5	8
TEU capacity at period end	21,265	21,265	29,733	21,265	42,454
Average off-hire days per vessel(6)	0.40	0.07	0.14	0.00	0.00

(1)	The commencement of our active operations began with the delivery of two 4250 TEU vessels in 2001. Four additional 4250 TEU vessels were delivered in June, September, October 2002 and February 2005, respectively. Our first 8500 TEU vessel was delivered in December 2004 and our second in January 2005. Each of these vessels has been in operation since delivery. Subsequent to March 31, 2005, two additional 4250 TEU vessels were delivered.
(2)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of this offering and the acquisition of the initial fleet, we will incur additional administrative expenses, including legal, accounting, treasury, rent, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of future expenses.
(3)	Our predecessor entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheets at their fair value. As our predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in current period earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, will be settled by the predecessor and not assumed by us on completion of the offering and the acquisition of the initial fleet.
(4)	Other expenses for the year ended December 31, 2004 include a $3.1 million write-off on debt refinancing.
(5)	Excludes current portion of long-term debt. All predecessor long-term debt will be settled and not assumed by us.
(6)	There was no drydocking of the vessels during the periods presented.

RISK FACTORS

Any investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves.

We intend to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	changes in the basis of taxation of our activities in various jurisdictions.

The amount of cash we have available for dividends on our common shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facility and, in any future debt agreements;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, must pay a monthly administrative services fee not to exceed $6,000 per month and must reimburse our Manager for all reasonable costs in providing us with administrative and strategic services.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facility will also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common and subordinated share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common and subordinated shares. Please read “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares.” As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The assumptions underlying the forecast of available cash for distribution we include in “Financial Forecast and Cash Available for Dividends” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of available cash for distribution set forth in “Financial Forecast and Cash Available for Dividends” includes our forecast of operating results and cash flows for the six-month period ending December 31, 2005 and each of the three years ending December 31, 2006, 2007 and 2008. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay our expected regular quarterly dividend of $0.425 per share per quarter or any amount on the common shares or subordinated shares, in which event the market price of the common shares may decline materially.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. Our forecast indicates that for 2008, the first full year after the acquisition of all of our contracted fleet, we should generate $15.5 million of cash after paying both our operating expenditures for the year and regular quarterly dividends of $0.425 per share. On an annual basis we will likely need at some time in the future to retain funds in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base. For a description of these factors, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends.” Unless we are successful in making accretive acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

We will be required to make substantial capital expenditures to complete the acquisition of our contracted fleet and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

In order to complete the acquisition of our contracted fleet, we have agreed to purchase an additional 13 containerships, incrementally over approximately the next 25 months, at an aggregate cost of $849.3 million from the VesselCos. Our obligation to purchase the additional 13 vessels is not conditional upon our ability to obtain financing for such purchase. We expect that $29.7 million of proceeds from this offering and concurrent sale of our subordinated shares, as well as $750.0 million of funding from our credit facility, will be available, leaving $69.6 million of additional financing required. We have the option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships. Such common shares would be valued at a net price equal to 95% of the initial public offering price in this offering. In addition, we intend to make substantial capital expenditures to increase the size of our fleet beyond our initial 23 vessels.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of additional equity. We intend to raise funds through the issuance of additional equity in order to complete the funding of the acquisition of our contracted fleet. Use of cash from operations will reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility will impose financial and other restrictions on us, including our ability to pay dividends.

We have entered into a new $1.0 billion secured credit facility of which $750.0 million will be available to complete the acquisition of our contracted fleet and the balance of $250.0 million will be available to fund the acquisition of any additional new or used containerships. There are restrictions on the amount that can be advanced to us under the credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain circumstances, based additionally on the TEU capacity of the vessel, and the price at which we acquired the vessel and other factors. Our credit facility has a maturity date of the earlier of (x) the seventh anniversary of the final delivery date of the last of the 23 containerships comprising the contracted fleet or (y) October 31, 2014. Based on our forecasted borrowings in our financial forecast, which does not include any borrowings under the $250.0 million tranche, the balloon payment at maturity under our credit facility will be approximately $513.0 million. If we utilize the $250.0 million tranche to make additional acquisitions prior to December 31, 2006, our balloon payment will be greater. For more information, please read “Our Credit Facility.”

Our ability to borrow amounts under our credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down under our credit facility. We may be required to prepay amounts borrowed under our credit facility if we, or in certain circumstances, our charterers, experience a change of control.

Our credit facility will also impose operating and financial restrictions on us and will require us to comply with certain financial covenants. These restrictions and covenants will limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreement, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facility.

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facility. While we intend to refinance amounts drawn under our credit facility with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We will derive all of our revenues from two charterers, and the loss of either charterer, any time charter or any vessel could result in a significant loss of revenues and cash flow.

China Shipping and its majority-owned subsidiary, CSCL (by virtue of China Shipping’s subcharters to it), are currently our only customers. During 2003 and 2004 and the first quarter of 2005, China Shipping and CSCL accounted for 100% of our predecessor’s containership revenues. China Shipping and CSCL will account for 100% of our containership revenues until December 14, 2005, when our first vessel chartered by CP Ships USA, LLC, or CP USA, a subsidiary of CP Ships, is scheduled to be delivered to us. Even after the acquisition of our contracted fleet, CSCL and CP USA will continue to represent a substantial majority of our revenues. Upon delivery of our contracted fleet, we will derive all of our revenues and cash flows from CSCL and CP USA. All of the vessels that we are to acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the ship building contract with Samsung;

•	the charterer exercises certain specific limited rights to terminate the charter;

•	under our time charters with CP USA, the charters terminate upon a change of control of our company if CP USA fails to consent to such change of control; or

•	under our time charters with CP USA, the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

On July 29, 2005, CP Ships issued a press release stating that it is in discussions regarding a possible transaction, although the details of any possible transaction have not been made available. The terms of our time charters with CP USA do not contain any “change of control” provisions that would affect the obligations of the parties in the event of a change of control of CP Ships. If consummated, however, such a transaction could have an adverse effect on our business relationship with CP Ships or the successor entity, the ability of CP USA or the successor entity to make its charter payments to us and the ability of CP Ships or the successor entity to perform under its guarantee of the time charters.

We currently depend on China Shipping, and its majority-owned subsidiary CSCL, each of which is a Chinese company, for all of our revenues and therefore we are exposed to Chinese economic, political and legal risks.

China Shipping, and its majority-owned subsidiary CSCL, are currently the only charterer or subcharterer of our vessels. Both China Shipping and CSCL are Chinese companies. Accordingly, our business is exposed to all the economic, political and other risks inherent in doing business in China. Changes in the economic, political, legal and other conditions in China could adversely affect our business and results of operations.

A decrease in the level of China’s exports of goods or an increase in trade barriers to China’s exports will have a material adverse impact on our charterers’ business and, in turn, affect our business and results of operations.

There are many more goods exported out of China than are imported. Most of our charterers’ container shipping business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business.

Furthermore, increasing trade protectionism in the markets that our charterers serve has caused an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China. These increases also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade with China would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have an adverse impact on our financial condition and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may adversely affect China Shipping and CSCL, which may adversely affect our business, financial position and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform.

The operations and financial results of China Shipping, CSCL and CP Ships could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could affect their ability to make timely charter payments to us. These circumstances could, in turn, adversely affect our business, operating results and financial position.

The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although our time charters with China Shipping, which are subchartered to CSCL, are governed by English law, if we are required to commence legal proceedings against China Shipping or CSCL with respect to the provisions of a time charter, we may have difficulties in enforcing any judgment obtained in such proceedings against China Shipping or CSCL in China.

We depend on our Manager to operate our business.

We are a newly formed company with no current plans to have any employees other than our chief financial officer. Pursuant to the management agreement, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and ability to execute our growth strategy will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

Our ability to compete for and to enter into new charters and expand our relationships with our charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	successfully execute our growth strategy.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Delays in deliveries of our additional 13 containerships could harm our operating results.

The additional 13 containerships that we have agreed to purchase are scheduled to be delivered at various times over approximately the next 25 months. Each of these vessels is being built at the shipyard in South Korea owned by Samsung. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenues under the time charters for the containerships and therefore adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other event that disrupts Samsung’s operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of Samsung;

•	a backlog of orders at Samsung;

•	hostilities, political or economic disturbances in South Korea, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with Samsung.

In addition, each of the ship building contracts for the additional 13 containerships contains a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a containership is materially delayed or if a ship building contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We are relying on the VesselCos to pay all costs for the additional 13 containerships in our contracted fleet that we will not own until after completion of this offering.

The VesselCos are responsible for all costs relating to the construction and delivery of the additional 13 containerships that we have contracted to purchase, but that have not yet been delivered from, the shipyard. When the vessels have been delivered and have passed inspection, we will purchase the vessels at a specified price. If the VesselCos fail to continue to make construction payments for these containerships, we could lose access to the containerships as a result of the default or we may need to finance these containerships before they begin operating and generating revenues, which could harm our business and reduce our ability to pay dividends to our shareholders.

Due to our lack of diversification, adverse developments in our containership transportation business could reduce our ability to pay dividends to our shareholders.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Our growth depends upon continued growth in demand for containerships and the ocean-going shipping container industry may be at or near the peak of its upward trend and charter hire rates are at or near historical highs; these factors may lead to reductions and volatility in charter hire rates and profitability.

Our articles of incorporation limit our business to the chartering or rechartering of containerships to others and any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, although our business purpose may be modified by our board of directors subject to, for as long as the management agreement with our manager is in effect, the approval of the holders of our incentive shares. Our growth will generally depend on continued growth in world and regional demand for chartering marine container shipping.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. The current industry’s upward trend may be at or near its peak and charter hire rates are at or near historical highs. In the future, rates may contract. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are out of service; and

•	port congestion.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of depression when our ships’ charters expire, we may be forced to recharter our ships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to subject them to a long-term time charter arrangement as part of our acquisition and financing plan.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

The market supply of containerships has been increasing and the containerships orderbook reached a new record level as of June 1, 2005. An over-supply of containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional long-term, fixed-rate time charters for such ships. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a containership, we may incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We may be unable to draw down the full amount of our credit facility if the market value of our vessels declines.

There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain instances, additionally based on the amount of TEU capacity of the vessel, the price at which we acquired the vessel and other factors. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility, or obtain other financing or incur debt on terms that are acceptable to us or at all. We may also not be able to refinance our debt or obtain additional financing.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership related assets and container shipping businesses. Factors that may limit the number of acquisition opportunities in the containership industry in the near term include the relatively small number of independent containership fleet owners and the limited number of modern containerships with appropriate characteristics not subject to existing long-term charters. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to retain our ability to pay substantial regular dividends.

Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity and our ability to pay dividends to our shareholders.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our shareholders. For additional information on these and other environmental requirements, you should carefully review the information contained in “Business—Environmental and Other Regulations.”

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of the business.

International container shipping is subject to security and customs inspection and related procedures, or inspection procedures, in countries or origin, destination, and trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers.

Since the events of September 11, 2001, United States and Canadian authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

A government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships may negatively impact our revenues and our ability to pay dividends to our shareholders.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 1l, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Hostilities in South Korea could constitute a force majeure event under our contracts with Samsung and could impact the construction of our newbuildings or result in their inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by our containerships involve the loading or discharging of containerships in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, and particularly in China or Japan, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and share price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our common shares. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance will include hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facility, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also will contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. Although our initial fleet of ten vessels has an average age of 1.9 years, we cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

As we expand our business, our Manager may need to improve its operating and financial systems and will need to recruit suitable employees and crew for our vessels.

With the acquisition of the additional 13 containerships, we will more than double the size of our fleet. Our Manager’s current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While our Manager has not experienced any difficulty in recruiting to date, we cannot guarantee that it will be able to continue to hire suitable employees as we expand our fleet. If our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its and our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders may be reduced.

We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into additional long-term, fixed-rate container time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The operational 4250 TEU vessels we have agreed to purchase are currently enrolled with Det Norske and the operational 8500 TEU vessels we have agreed to purchase are currently enrolled with Lloyd’s. All of these vessels have been awarded ISM certification.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our initial fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection. These vessels have qualified within their respective classification societies for drydocking once every five years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements. This would negatively impact our revenues.

Because we are a newly formed company with no separate operating history, our historical financial and operating data may not be representative of our future results.

We are a recently formed entity and have no performance record or operating history upon which you can evaluate us. Our predecessor has only been operating for five years and its historical financial statements included in this prospectus have been prepared on a carve-out basis and reflect the historical business activities of our predecessor relating to the portion of our initial fleet operating during those periods. Such financial statements may not be representative of our future results. Furthermore, none of our executive officers has previously been a member of management of a public company or a company that had a rapid growth strategy or dividend policy that is similar to ours. We cannot assure you that we will be successful in implementing our business strategy.

Our Manager will engage in other businesses and may compete with us.

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd. and Norsk Pacific Steamship Company Limited, generally will agree, and will cause their controlled affiliates (which does not include us and our subsidiaries), not to engage in the business of chartering or rechartering containerships to others during the term of the management agreement. The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us. Please read “Our Manager and Management Related Agreements—Omnibus Agreement—Non-competition.”

Our officers will not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers will be involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our chief executive officer has entered into an employment agreement with our Manager whereby he has agreed to serve as our chief executive officer for an initial term of three years that is renewable annually thereafter by mutual consent. Pursuant to this employment agreement, our chief executive officer will devote substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer will be employed by us and not by our Manager and will devote all of his time to our matters. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us. Please read “Management.”

Our Manager and its affiliates have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment and ours.

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our common shares, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our common shares. These conflicts include, among others, the following situations:

•	the asset purchase agreement, the management agreement and the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were negotiated prior to this offering and were not the result of arm’s length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

•	our chief executive officer and certain of our directors may also serve as executive officers or directors of our Manager;

•	our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common shares and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on the incentive shares;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends, even if the purpose or effect of the borrowing is to pay a dividend on the subordinated shares;

•	other than our chief financial officer, our officers, including our chief executive officer, will not spend all of their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience in the container shipping industry and has worked with our Manager for many years. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. Although Mr. Wang has an employment agreement with our Manager, he does not have an employment agreement with us. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be adversely affected by the loss of such services.

Even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which the management agreement can be terminated by us. On the other hand, our Manager has substantial rights to terminate the management agreement and, under certain circumstances could receive very substantial sums in connection with such termination.

The management agreement will have an initial term of 20 years and will automatically renew for subsequent five-year terms provided certain conditions are met. Our Manager has the right after five years following this offering to terminate the management agreement on twelve months’ notice, although the covenant limiting our Manager’s ability to compete with us will continue for two years following such termination. Our Manager also has the right to terminate the management agreement after a dispute resolution if we have materially breached the management agreement, in which case none of the covenants would continue to apply to our Manager.

The agreement with our Manager will terminate upon the sale of substantially all our assets to a third party, our liquidation or after any change of control of our company occurs. If the management agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid the fair market value of the incentive shares as determined by an appraisal process. Any such payment could be substantial.

In addition, our rights to terminate the management agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may not be able to terminate the management agreement until 15 years into the term. This early termination right requires a two-thirds approval of our independent directors, and if we elect to do so, or if we elect to terminate the management agreement at the end of the 20-year term or a subsequent renewal term, our Manager will continue to receive dividends on the incentive shares for a five-year period from the date of termination.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager will share in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common and subordinated shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders. Please read “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares.”

Our Manager is a privately held company and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, an investor in our shares might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of the acquisition of all of our contracted fleet of 23 containerships, we will have substantial indebtedness. As indicated in our financial forecast, we expect that upon the delivery of our contracted fleet we will have approximately $663.0 million of indebtedness outstanding under our credit facility. We also expect to incur more indebtedness in connection with future acquisitions. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

In addition, upon a change of control, our Manager may elect to have us purchase the incentive shares, which could result in a substantial payment to our Manager and discourage a change of control that might otherwise be beneficial to shareholders.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

The nineteen 4250 TEU vessels in our contracted fleet have been, or will be, built in accordance with custom designs and are the same in all material respects. In addition, all of our vessels have, or will have, the same or similar equipment. As a result, any latent design defect discovered in a 4250 TEU vessel will likely affect all of our 4250 TEU vessels and any equipment defect discovered will likely affect all of our vessels.

All of the nineteen 4250 TEU vessels that we have agreed to purchase are, or will be, based on standard designs from Samsung and customized by SCLL and our Manager in consultation with the charterers of each vessel and the classification societies, Lloyd’s and Det Norske, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one of our 4250 TEU vessels will likely affect all of our other vessels in that class. Although the oldest of these 4250 TEU vessels has been operating since 2001 with no evidence of any material defects, we cannot assure you that latent defects will not be discovered in these vessels. In addition, all of the vessels we have agreed to acquire have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from these defects could adversely affect our receipt of revenues under time charters for the vessels affected.

There are greater than normal construction, delivery and operational risks with respect to the 9600 TEU vessels that we have agreed to purchase.

The two 9600 TEU vessels on order that we have agreed to purchase are some of the first vessels of this type to be built. Because no other company has built, serviced or operated such a vessel before, there are unknown and possibly greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which would adversely affect our receipt of revenues under time charters for these vessels, as well as their future resale value.

Increased competition in technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters are terminated and the resale value of our vessels. As a result, our cash available for the payment of dividends could be adversely affected.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We are incorporated in the Republic of the Marshall Islands, which does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. For more information with respect to how shareholder rights under Marshall Islands law compare with shareholder rights under Delaware law, please read “Marshall Islands Company Considerations.”

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Risks Relating to the Offering

Our ability to pay our base dividend throughout the forecast period depends on, among other things, our ability to complete future equity offerings at approximately the same price per share as the initial public offering price.

Our financial forecast is based on the assumption that we will raise at least $156.8 million of net proceeds from common share offerings at the beginning of the first quarter of 2007 at approximately the same price per share as the price we receive in this offering. This amount would be decreased to the extent the underwriters exercise their over-allotment option. It could also be decreased by up to $100.0 million if we exercise our option to issue common shares to the VesselCos as part of the purchase price for the final four vessels. If we are unable to raise this amount of equity at such a price, it may require us to issue a larger number of common shares than the number of shares assumed in our forecast. This will result in a decrease in distributable cash flow per share which could adversely affect our ability to pay the quarterly base dividend on our subordinated shares and then our common shares. Our ability to raise this amount of equity capital is dependent on many factors, including the price of our common shares at such time and the profitability of the container shipping industry, each of which may be volatile as discussed below in “—There is no guarantee that an active and liquid public market will develop for you to resell our common shares.” Also please read “Financial Forecast and Cash Available For Dividends—Summary of Significant Accounting Policies and Forecast Assumptions—Note 3: Significant Forecast Assumption—Payments of Dividends on Common and Subordinated Shares,” for a more detailed discussion of the effect on our ability to pay dividends on our common and subordinated shares upon a decrease in the market value of our common shares if we exercise the option to issue shares to the VesselCos.

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

Prior to this offering, there has not been a public market for our common shares. A liquid trading market for our common shares may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our common shares you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

The price of our common shares after this offering may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	payment of dividends;

•	market conditions in the industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. The market price for our common shares may also be volatile. Consequently, you may not be able to sell our common shares at prices equal to or greater than those paid by you in this offering.

We may issue additional common shares without your approval, which would dilute your ownership interests and may depress share prices.

Assuming no exercise of the underwriters’ over-allotment option, upon closing of the offering, 7,145,000 subordinated shares that are convertible into common shares, or approximately 20% of our total shares, will be outstanding. Subject to the rules of the New York Stock Exchange, we may also issue additional common shares of equal rank, without shareholder approval, in a number of circumstances.

The issuance by us of additional common shares or other equity securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on common and subordinated shares may decrease;

•	because a lower percentage of total outstanding shares will be subordinated shares, the risk that a shortfall in the payment of the base dividend will be borne by our common shareholders will increase; and

•	the market price of our common shares may decline.

You will incur immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The initial public offering price per share of our common shares is substantially higher than the pro forma net tangible book value per share of our outstanding common shares, after adjustments for our acquisition of our initial fleet upon completion of this offering. As a result, you will incur immediate and substantial dilution of $6.97 per share, representing the difference between the initial public offering price of $21.00 per share and our pro forma as adjusted net tangible book value per share at March 31, 2005. Please read “Dilution” for a more detailed description of how dilution will affect you.

Tax Risks

In addition to the following risk factors, you should read “United States Tax Considerations” for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of common shares.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Both before and immediately after this offering, we expect that we will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to U.S. federal income tax on our U.S. source income. For example, immediately after this offering, 5% shareholders could own the majority of our outstanding shares. This would preclude us from being eligible for the Section 883 exemption unless we can establish that among those 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of each class of our shares for more than half the number of days during the taxable year. If 5% shareholders acquire the majority of our outstanding shares, there can be no assurance that a sufficient number of those shareholders will be qualified shareholders for purposes of Section 883 to enable us to continue to be eligible for the Section 883 exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. However, if we are subject to the 4% gross basis tax on our U.S. source shipping income, the charterers are obligated under the charters to reimburse us for that tax.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our assets, income and operations as of the completion of this offering, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We expect to derive substantially all of our income each year from time chartering and voyage chartering activities and we believe that at least a majority, if not all, such income will be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Correspondingly, such services income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income, in particular, at least a majority, if not all, our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

While there are legal uncertainties involved in this determination, our counsel, Vinson & Elkins L.L.P., is of the opinion that we should not be a PFIC based on certain assumptions made by Vinson & Elkins L.L.P. as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations following this offering. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently introduced in the United States Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax discussed at “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings.

Under the Income Tax Act (Canada) (the Canada Tax Act), a corporation that is resident in Canada is subject to tax in Canada on its worldwide income, and shareholders of a corporation resident in Canada may be subject to Canadian capital gains tax on a disposition of its shares and to Canadian withholding tax on dividends paid in respect of such shares.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of its gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and it was not granted articles of continuance in Canada before the end of the year.

We expect that we will qualify for this statutory exemption. Based on our intended operations as of the completion of this offering, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income. Further, shareholders who are non-residents of Canada may be or become subject under the Canada Tax Act to tax in Canada on any gains realized on the disposition of our shares and would be or become subject to Canadian withholding tax on dividends paid or deemed to be paid by us, subject to any relief that may be available under a tax treaty or convention.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on business in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our intended operations as of the completion of this offering, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please read “Non-United States Tax Consequences—Canadian Federal Income Tax Consequences” for a discussion of expected material Canadian federal income tax consequences of owning and disposing of our common shares.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

DIVIDEND POLICY

Overview

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We intend to pay the first dividend in November 2005 on a pro rated basis for the portion of the quarter following the closing of this offering in the amount of $0.23 per share. Declaration and payment of dividends is at the discretion of our board of directors. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any quarter. Please read “Possible Changes in Quarterly Dividends” below, “Risk Factors” and “Financial Forecast and Cash Available for Dividends” for a detailed discussion of these factors. In addition, we will not be allowed to pay dividends in the event we are in default under any of the covenants in our credit facility. Please read “Our Credit Facility” for a detailed description of the covenants.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet. There can be no assurance that we will be successful in meeting our goal.

We will sell in a separate transaction concurrently with this offering 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a per share price equal to the initial public offering price for our common shares. The terms of our subordinated shares are intended to provide added assurance that we will be able to pay regular quarterly dividends on our common shares equal to $0.425 per share during the delivery of our contracted fleet. In general, during the subordination period, we will pay quarterly dividends on our common and subordinated shares from operating surplus (as defined in our articles of incorporation) in the following manner:

first, 100% to all common shares, pro rata, until they receive $0.425 per share;

second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share; and

after that, 100% to all common and subordinated shares, pro rata, as if they were a single class.

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.485 per common and subordinated share, our Manager’s incentive shares will share in incremental dividends based upon specified sharing ratios. Please read “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares” for a more detailed description of how we intend to pay dividends on the incentive shares.

Upon completion of this offering, we will be initially capitalized entirely with equity. While we expect to generate from our operations more than enough cash to pay our initial dividend on our common shares, we expect to use proceeds from our offering of approximately $4.1 million to be able to pay our dividend on subordinated shares for the initial three quarters following this offering. In general, pursuant to our articles of incorporation, we cannot use more than a maximum of $15.0 million from non-operating sources to pay dividends on our subordinated shares. The anticipated shortfall in initial coverage of the subordinated dividend is largely caused by the fact that we have funded the purchase of our initial fleet entirely with equity, which has a higher cash carrying cost based upon our expected dividends, than debt. We believe that this funding strategy, together with our planned future use of our committed, undrawn bank financing and a planned offering of additional equity to acquire the additional 13 vessels, is the most prudent way to fund the acquisition of our contracted fleet. As we acquire the additional 13 vessels and draw down on our credit facilities, we will achieve a more cost effective capital structure and expect to be able to fully cover dividends on both our common and subordinated shares with operating cash flow while at the same time increasing our ability to retain cash in our business.

Possible Changes in Quarterly Dividends

We believe that our forecast provides a reasonable basis for our expected initial quarterly dividends of $0.425 per share at least through December 31, 2008. It is our goal to increase our distributable cash flow per share through accretive acquisitions of additional vessels. If we are successful, our board of directors will consider an increase in our dividend. It is our plan, however, not to increase our dividend unless the board concludes we are retaining adequate funds in our business to assure that we are preserving our capital base and our long-term dividend paying ability. Our forecast indicates that, assuming we continue to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares, we may not be retaining sufficient amounts to assure we are preserving our capital base. As a result, it is likely that we will not increase our dividend until we have made accretive acquisitions. Further, if we are not able to successfully implement our growth strategy or recharter our fleet when our current charters expire at higher rates, we may not be able to continue our current dividend for the long-term.

There are a number of factors that could affect our dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, but are not limited to, the following:

•	we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of dividends that we may pay is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities, and indebtedness incurred in the future from the refinancing of our existing debt or debt incurred for growth could contain restricted payment covenants that are even more restrictive. In addition, our credit facility requires us to comply with various financial covenants, and prohibits the payment of dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default. For a more detailed description of the various financial covenants under our credit facility, please read “Our Credit Facility.”

•	the amount of any cash reserves established by our board of directors;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and

•	our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

In order to complete the acquisition of the additional 13 containerships, we expect to borrow $663.0 million under our credit facility and to raise $156.8 million from the sale of additional common shares. We expect to complete the sale of additional common shares within 18 months after the completion of this offering. If we are not able to sell the additional common shares in a timely manner, and in the amount and at a price per share at least approximately equal to the price per share in this offering, our ability to maintain our dividend on our subordinated shares and then our common shares may be adversely affected. SCLL and certain VesselCos have agreed to mitigate this additional financing risk by providing us the option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships in our contracted fleet. Such common shares would be valued at a net price equal to 95% of the initial public offering price in this offering.

Under the terms of our credit facility, we are required to make only interest payments during the first 5.3 years and are required to repay the principal amount beginning 5.3 years after the date of delivery of the last vessel in our contracted fleet. As discussed above, we cannot assure you that we will be able to refinance this debt, or, if we are able to refinance the debt, that the interest rate and covenants under any new credit facility will be as favorable as our current credit facility. As a result, we may need to use funds from operations or funds from the sale of vessels to repay our debt, which will decrease the amount of available cash to pay dividends to our shareholders. Further, the interest rate provided under our credit facility may increase under specified circumstances. Any increase in the interest rate would reduce cash available for dividends.

Our growth strategy contemplates that we will fund the acquisition of additional vessels beyond our contracted fleet through a combination of debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into new financing agreements in connection with our growth that will reduce our ability to pay dividends to our shareholders.

All of the containerships in our contracted fleet are subject to long-term time charters. These charters were all entered into over the last several years. The charter rates in those charters are all substantially below the charter rates that would currently be available in the market. Charter rates for vessels have been volatile and there can be no assurance as to what charter rates will be when our current charters expire. If some or all of our vessels are hired at rates lower than our current charter rates, then our ability to sustain our dividend will be adversely affected.

As our vessels age, their cost of operation and maintenance will likely increase. Changes in legal requirements regarding the operation of our vessels, accidents, higher financing costs, inflation and other factors could materially increase our costs and result in a reduction in our ability to pay dividends.

Our board of directors will continually review our dividend policy and make adjustments that it believes are appropriate taking into consideration the foregoing factors. There are a number of risks that could prevent us from meeting our goals or even sustaining for the short-term our current dividend. Please read “Risk Factors” and “Financial Forecast and Cash Available for Dividends.”

Tax Considerations

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15% U.S. federal income tax rate (through 2008). Please also read “Risk Factors—Tax Risks” for a discussion of proposed legislation regarding qualified dividend income. Other distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common shares and, thereafter, as capital gain.

We estimate that if you hold common shares that you purchase in this offering through the period ending December 31, 2008, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be less than 20% of the total cash distributions you receive for that period. For example, if you receive an annual distribution of $1.70 per share during this period, we estimate that no more than $0.34 of such amount will constitute dividends, which will be taxable as “qualified dividend income” if you meet the eligibility requirements. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis for this estimate. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” for information regarding the eligibility requirements for the receipt of “qualified dividend income.”

FINANCIAL FORECAST AND CASH AVAILABLE FOR DIVIDENDS

Forecasted Available Cash

We believe that, following completion of this offering, we will have sufficient available cash to allow us to pay a $0.425 quarterly dividend on our outstanding common and subordinated shares for each full quarter through December 31, 2008. Our belief is based on a financial forecast of our expected results of operations and cash flows for the six months ending December 31, 2005 and the years ending December 31, 2006, 2007 and 2008. Our financial forecast presents, to the best of our knowledge and belief, our expected results of operations and cash flows for the forecast period.

Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the period ending December 31, 2008. The assumptions disclosed on pages 49 through 54 are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay the $0.425 quarterly dividend or any amount on our common and subordinated shares.

Our financial forecast is a forward-looking statement and should be read together with the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our financial forecast has been prepared by and is the responsibility of our management. KPMG LLP, our independent registered public accounting firm, has neither examined nor compiled the accompanying financial forecast information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates only to our historical financial statements. That report does not extend to the financial forecast information and should not be read as if it does.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from our financial forecast.

We are providing the financial forecast to supplement our pro forma financial statements and historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay the $0.425 quarterly dividend on all of our outstanding common and subordinated shares through the period ending December 31, 2008.

Our financial forecast is subject to a number of assumptions including the following:

•	We will not make any vessel acquisitions in addition to our contracted fleet of 23 vessels. Although making acquisitions is part of our strategy, we have assumed we will not make any acquisitions during the forecast period because we have not determined to pursue any specific additional acquisitions at this time. If we acquire additional vessels during the forecast period, our actual results of operations, financial condition and cash flows could differ substantially from the financial forecast;

•	All of the additional 13 containerships we will acquire from the VesselCos after the closing of this offering will be delivered and acquired by us on schedule, will be acquired for the current contract purchase price without any purchase price adjustment, will operate under the charters for the vessels at the charter rates specified therein, and will operate for the remainder of the forecast period;

•	Our initial fleet of 10 vessels will be in operation for the entire forecast period;

•	Our customers will perform in accordance with, and not default under, our charters;

•	Our vessels will have the number of off-hire days set forth in the forecast;

•	The management agreement will be in effect for the entire forecast period;

•	Our debt will bear interest at the rate set forth in our credit facility and we have entered into an interest rate swap agreement that will meet the criteria to be accounted for as a hedging instrument under the accounting literature and will effectively fix the LIBOR portion of the interest rate on our debt, at the rate set forth in the forecast, during the forecast period;

•	There will be no net change in our non-cash working capital during the forecast period and dividends will be paid on the last day of the respective quarter;

•	Our credit facility will be available for purchasing the additional 13 containerships; and we will have satisfied all of the related terms and conditions of our credit facility, we will not be in default under our credit facility and we will not be required to prepay our credit facility in accordance with its terms during the forecast period;

•	We will not make any capital expenditures other than in connection with the purchase of our contracted fleet. Maintenance capital expenditure items (other than extraordinary items), such as drydocking and replacement of equipment, are covered by the technical services component of our management fee, which will be accounted for as an operating expense. The forecast assumes we will not have any extraordinary items;

•	We will not incur any ship operating expenses or expenditures, including repair and maintenance costs, other than those that are covered by the technical services component of our management fee;

•	We will issue an additional 7,857,143 common shares at the beginning of the first quarter of 2007 at a net price (to include a 5% discount for underwriters and other offering costs) equal to 95% of the initial public offering price of the common shares in this offering;

•	We qualify for the exemption under Section 883 of the Code and the Treasury Regulations promulgated thereunder; and

•	The underwriters will not exercise their over-allotment option in connection with this offering, except as specifically described in the forecast.

Please read note 3, “Significant Forecast Assumptions,” for further information as to the assumptions we have made for the financial forecast.

Unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period will vary from the forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Statement of Forecasted Consolidated Results of Operations and Cash Flows

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands, except per share amounts)
Revenue	$41,144	$109,591	$151,728	$170,971
Operating expenses:
Ship operating	9,804	26,534	36,498	40,443
Depreciation	8,304	24,016	35,578	40,800
General and administrative expenses	1,923	4,346	3,948	4,064

Operating earnings	21,113	54,695	75,704	85,664
Other expenses (earnings):
Interest expense	1,134	14,950	29,656	37,011
Amortization of deferred financing fees	938	1,875	625	625
Interest income	(115)	(28)	(729)	(437)
Undrawn credit facility fee	1,298	2,065	591	310

Net earnings	17,858	35,833	45,561	48,155
Adjustments to reconcile net earnings to net operating activities cash flows:
Depreciation	8,304	24,016	35,578	40,800
Amortization of deferred financing fees	938	1,875	625	625

Cash flows from operating activities	27,100	61,724	81,764	89,580

Investing activities cash flows:
Expenditures for vessels	(162,236)	(284,467)	(402,592)	—

Financing activities cash flows:
Draws of credit facility	132,682	284,467	245,842	—
Sale of common shares, net of fees	—	—	156,750	—
Dividends on common shares	(24,285)	(48,569)	(61,926)	(61,926)
Dividends on subordinated shares	(6,073)	(12,147)	(12,147)	(12,147)

Cash flows from financing activities	102,324	223,751	328,519	(74,073)

Increase (decrease) in cash from forecasted operating, investing and financing activities operating, investing and financing activities	(32,812)	1,008	7,691	15,507
Cash and cash equivalents, beginning of period	33,812 (1)	1,000	2,008	9,699

Cash and cash equivalents, end of period	$1,000	$2,008	$9,699	$25,206

Shares outstanding (common and subordinated)	35,715	35,715	43,572 (2)	43,572
Earnings per share, basic	$0.50	$1.00	$1.05 (2)	$1.11

(1)	Amount consists of opening cash balance from net offering proceeds, please read “Use of Proceeds” for details.
(2)	Assumes that the offering occurs January 1, 2007.

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Statement of Forecasted Selected Consolidated Balance Sheets Data

	As of December 31,
	2005	2006	2007	2008
	(in thousands)
Cash and cash equivalents	$1,000	$2,008	$9,699	$25,206
Vessels	623,494	883,945	1,250,959	1,210,159
Long-term debt	132,682	417,149	662,991	662,991
Shareholders’ equity	498,375	473,492	601,730	575,812

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Seaspan Corporation

Summary of Significant Accounting Policies and Forecast Assumptions

Note 1: Description of Business and Basis of Presentation

Description of Business

We are a newly incorporated Marshall Islands corporation formed to acquire all of SCLL’s current and future containership business. Upon completion of this offering, we will acquire from ten subsidiaries of SCLL, our initial fleet, which is currently operating. Following the completion of this offering, over approximately the next 25 months, we expect to acquire an additional 13 containerships currently on order from Samsung from 13 other subsidiaries of SCLL (all 23 subsidiaries are collectively referred to as VesselCos). Our initial fleet and four of our additional 13 containerships will be on long-term time charters to China Shipping or CSCL, a majority-owned subsidiary of China Shipping, and the remaining nine of our additional 13 containerships will be on long-term charters with CP USA, a subsidiary of CP Ships. Our contracted fleet consists of nineteen 4250 TEU vessels, two 8500 TEU vessels and two 9600 TEU vessels. Our Manager will provide services to us pursuant to a management agreement.

Our forecast assumes the offering of 28,570,000 of our common shares at the initial public offering price of $21.00 per share in this offering and the sale of 7,145,000 of our subordinated shares at a price of $21.00 per share.

Basis of Presentation

This forecast is based on management’s knowledge, belief and assumptions as more fully described herein.

Our financial forecast has been prepared in conjunction with the planned initial public offering of common shares described above and reflects only the assets, liabilities and operations to be acquired from subsidiaries of SCLL in connection with our contracted fleet. Our financial forecast presents, to the best of management’s knowledge and belief, our expected results of operations and cash flows for the six months ending December 31, 2005 and the years ending December 31, 2006, 2007 and 2008. Accordingly, our forecast represents management’s judgment as of the date of this prospectus of expected business and industry conditions for the forecast periods. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. Please read “Risk Factors.”

We do not intend to update or otherwise revise the forecast to reflect events or circumstances existing or arising after the date of this prospectus, or to reflect the occurrence of unanticipated events. Our assumptions with respect to the acquisition of our contracted fleet are based solely upon certain of our own estimates. Although the forecast is presented with numerical specificity, the assumptions are inherently subject to significant economic and competitive uncertainties and contingencies beyond our control.

The forecast does not reflect any period for which we have actual operating results. Unanticipated events may occur that could adversely affect our operating results and, consequently, our actual results of operations during the forecast period may vary from the forecast, and these variations may be material.

The discussion below reflects the accounting policies of Seaspan Containerships on a going forward basis. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the accounting policies used by our predecessor.

In addition to the methods of application of the significant accounting policies disclosed in the notes to our historical predecessor’s combined financial statements included elsewhere in this prospectus, for purposes of applying the policies to this forecast:

•	We have reviewed the estimated useful lives of the vessels based on current technology and structure with an industry consultant. As a result of this process, the useful lives of the vessels for accounting purposes are estimated to be 30 years throughout the forecast period;

•	We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns through July 2012. The swaps will be accounted for as hedging instruments as they are expected to be effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swap agreements are excluded from earnings until settled. Our predecessor recorded the changes to the fair value of its interest rate swaps in current period earnings as it had not designated the interest rate swap agreements as hedging instruments in accordance with the requirements of the applicable accounting literature; and

•	Our management agreement includes a technical services fee, which covers the costs to drydock our vessels. During the forecast period this cost will be included in our daily operating expense rate for each vessel. As such, this amount will be treated as an expense in the period incurred and accrued in the same manner as our other ship operating expenses. Our predecessor’s policy was to capitalize drydocking costs as incurred and depreciate these costs over the period to the next scheduled drydocking, although our predecessor has not incurred any drydocking costs for any of its vessels. Our predecessor did not have a comparable agreement that covered drydocking.

Note 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses. Areas where estimates are significant to us include the assessment of the recoverability of the carrying value of vessels, which are subject to future market events. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

Ship Operating Expenses

Under the management agreement, our Manager will bear the ship operating expenses in exchange for the monthly payment of a daily operating expense rate. We have assumed that the agreement will be in effect for the entire forecast period. Ship operating expenses include crewing, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels. Also as part of this agreement, the Manager will be responsible for the periodic drydocking of our vessels. All amounts related to the aforementioned items are included in the technical services fee we pay our Manager. The technical services fee does not include certain extraordinary items.

Cash Equivalents

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

Vessels—Initial Fleet

The initial fleet will be carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs. The difference between the purchase price of the initial fleet and the historical carrying value will be charged against shareholders’ equity at the time of the acquisition, which will be immediately after this offering.

Vessels—Additional Fleet

The additional 13 vessels will be recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. For purposes of this forecast we have assumed that we will pay cash, which cash amounts are estimated to reflect fair value at the time of each vessel acquisition. If we exercise our option to issue $100.0 million of common shares in partial payment for the last four vessels, such portion of the acquisition cost will equal the fair value of the common shares issued at the time of each vessel acquisition.

Vessels—Depreciation

Depreciation is provided on a straight line basis over the estimated useful life of the asset, which is 30 years for all of our vessels.

Deferred Financing Fees

Deferred financing fees represent the unamortized up-front costs incurred upon entering into our credit facility. Amortization is provided on an interest yield basis over the term of the underlying obligation.

Derivative Instruments

We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. These swap agreements will be accounted for as hedging instruments as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the related debt. We will recognize these derivative instruments on the balance sheet at their fair value. Changes in the fair value of the interest rate swaps are excluded from earnings until settled.

Income Taxes

There are no taxes on income in the jurisdiction in which we are incorporated. We have assumed that we will not be subject to taxes on our income in any other jurisdiction where we operate.

Note 3: Significant Forecast Assumptions

Vessels

We have assumed our initial fleet of 10 vessels is operational for the entire forecast period.

Our forecast assumes that the remaining 13 vessels will be delivered on their contractual delivery date as outlined in the table below. A delay in the delivery of any of the vessels currently under contract for delivery could adversely affect our forecast.

Revenues

Our forecast assumptions are based on contracted daily rates for each vessel, and 363 operating days per calendar year of expected operations, less any additional off-hire days related to drydocking as outlined in the table below. As of December 31, 2004, there have been an average of 0.17 days of off-hire days per vessel annually since delivery. Among other things, the amount of actual number of off-hire days depends upon the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew. The table below details the daily rate for each vessel in the forecast.

Delivered Vessels

Vessel Name	Time Charter (years)	Options (years)	Commencement of Charter	Daily Rate(1)
				(in thousands)
CSCL Hamburg	10	2	July 2001	$18.0	(2)
CSCL Chiwan	10	2	September 2001	18.0	(3)
CSCL Ningbo	10	2	June 2002	19.9	(4)
CSCL Dalian	10	2	September 2002	19.9	(5)
CSCL Felixstowe	10	2	October 2002	19.9	(6)
CSCL Oceania	12	3	December 2004	29.5
CSCL Africa	12	3	January 2005	29.5
CSCL Vancouver	12	—	February 2005	17.0
CSCL Sydney	12	—	April 2005	17.0
CSCL New York	12	—	May 2005	17.0

(1)	Refers to daily rate in effect for the forecast period.
(2)	This daily rate will increase to $18.3 as of July 2006.
(3)	This daily rate will increase to $18.3 as of September 2006.
(4)	This daily rate will decrease to $19.7 as of June 2007.
(5)	This daily rate will decrease to $19.7 as of September 2007.
(6)	This daily rate will decrease to $19.7 as of October 2007.

Vessels under Construction

Vessel Name	Time Charter (years)		Options (years)	Contractual Delivery Date(2)	Daily Rate(3)
					(in thousands)
CSCL Melbourne	12		—	August 31, 2005	$17.0
CSCL Brisbane	12		—	October 15, 2005	17.0
CP Kanha	3+7	(1)	2	December 14, 2005	18.0
CP Corbett	3+7	(1)	2	March 14, 2006	18.0
CP Dartmoor	3+7	(1)	2	April 14, 2006	18.0
CP Jasper	3+7	(1)	2	June 14, 2006	18.0
TMM Morelos(4)	3+7	(1)	2	September 14, 2006	18.0
Contship Margosa(4)	3+7	(1)	2	November 14, 2006	18.0
Lykes Victor(4)	3+7	(1)	2	January 14, 2007	18.0
TMM Nuevo Leon(4)	3+7	(1)	2	April 14, 2007	18.0
Contship Cassia(4)	3+7	(1)	2	June 14, 2007	18.0
CSCL Zeebrugge	12		—	May 31, 2007	34.0
CSCL Long Beach	12		—	August 31, 2007	34.0

(1)	For these charters, the initial terms are three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP Ships elects to terminate the charters with two years prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million per vessel to terminate a charter at the end of the initial term. This termination fee declines by $1.0 million per year in years four through nine.
(2)	The charters will commence upon delivery of the vessel.
(3)	Refers to daily rate in effect for the forecast period.
(4)	CP Ships has announced that it plans to re-brand its container shipping services under the CP Ships name and we expect the names of these vessels will change.

We expect to drydock our vessels once every five years. During the forecast period, we have assumed the following related to drydocking our vessels:

Vessel	Assumed Additional Off-hire Days	Quarter of Drydocking
CSCL Hamburg	8	Q3 2006
CSCL Chiwan	8	Q4 2006
CSCL Ningbo	8	Q3 2007
CSCL Dalian	8	Q3 2007
CSCL Felixstowe	8	Q4 2007

Ship Operating Expenses

Historically, our predecessor was responsible for and incurred all ship operating expenses. For our forecast, ship operating expenses are borne by our Manager under the management agreement. Our operating expenses per vessel will be equal to the number of days in the year, multiplied by the applicable daily operating expense rate. As these payments are at a fixed daily operating expense rate, any volatility in actual ship operating expenses will be absorbed by our Manager, except for certain extraordinary costs that are not covered by our Manager’s technical services fee. We have assumed we will incur no extraordinary costs during the forecast period. As a result, this forecast could vary significantly if any extraordinary costs are incurred.

Our forecasted ship operating expenses are derived from contractual payments to our Manager which cover all operating expenses, including crewing, drydocking, victualling, stores, lube oils, communication expenses, repairs and maintenance, insurance and other expenses related to the technical management of the vessels. The daily operating expense rate commences on the contractual delivery date for the related vessel and is set forth in the following table.

Vessel Name	Daily Operating Expense Rate
(in thousands)
CSCL Hamburg	$4.5
CSCL Chiwan	4.5
CSCL Ningbo	4.5
CSCL Dalian	4.5
CSCL Felixstowe	4.5
CSCL Oceania	6.0
CSCL Africa	6.0
CSCL Vancouver	4.5
CSCL Sydney	4.5
CSCL New York	4.5
CSCL Melbourne	4.5
CSCL Brisbane	4.5
CP Kanha	4.5
CP Corbett	4.5

Vessel Name	Daily Operating Expense Rate
(in thousands)
CP Dartmoor	$4.5
CP Jasper	4.5
TMM Morelos(1)	4.5
Contship Margosa(1)	4.5
Lykes Victor(1)	4.5
TMM Nuevo Leon(1)	4.5
Contship Cassia(1)	4.5
CSCL Zeebrugge	6.5
CSCL Long Beach	6.5

(1)	CP Ships has announced that it plans to re-brand its container shipping services under the CP Ships name and we expect the names of these vessels will change.

Depreciation

Depreciation for the initial fleet acquired at the closing of this offering continues through the forecast period and is based upon its historical cost to SCLL. Depreciation for vessels acquired after this offering is based on each vessel’s respective contracted purchase price and begins upon vessel delivery. Depreciation is calculated using the straight-line method and an estimated useful life of 30 years for each vessel.

General and Administrative Expenses

In the future, our Manager will provide us with all our administrative services on a cost reimbursement basis plus a monthly services fee not to exceed $6,000 per month. These services will include support services for legal, accounting, treasury, tax and securities regulatory compliance as well as premises and other administrative needs.

We have assumed we will incur approximately $3.9 million to $4.3 million of total general and administrative expenses per year. Part of this amount relates to the increased cost of being a public company, and includes board of director costs, executive compensation, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with the Sarbanes-Oxley Act of 2002 (SOX). These amounts include one-time costs in 2005 and 2006 to implement SOX requirements and other public entity responsibilities.

Although we anticipate adopting equity compensation plans, we have not established the types or amounts of any awards and do not have an estimate of expenses that may be associated with these plans. Therefore, we have not included in the forecast possible expenses associated with these plans.

Interest Expense, Undrawn Facility Fee and Interest Income

The forecast assumes that we will increase our debt drawn under our credit facility to finance the purchase of the additional 13 vessels as they are delivered. Our credit facility requires that we pay interest of LIBOR plus a margin, which is based on our loan to asset value. Please read “Our Credit Facility.” We have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate. The table below outlines the average expected interest rate for each period based on our expected margin and the swapped fixed LIBOR.

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
Swapped LIBOR	4.6325%	4.6325%	4.6325%	4.6325%
Forecasted margin	0.7500	0.8125	0.9125	0.9500

Total forecasted interest rate	5.3825%	5.4450%	5.5450%	5.5825%

Our forecast assumes the interest rate swaps will be effective hedges for accounting purposes for all periods presented. As our loan to asset value ratio increases, the margin increases in accordance with our credit facility. The market value of any vessel is determined as the average of two independent valuations on a charter-free basis and assuming an arm’s-length sale on normal commercial terms. These valuations are subject to market fluctuations. For more information on market fluctuations, please see “Risk Factors—Risks Inherent in Our Business—Our growth depends upon continued growth in demand for containerships and the ocean-going shipping container industry may be at or near the peak of its upward trend and charter hire rates are at or near historical highs; these factors may lead to reductions and volatility in charter hire rates and profitability.” Therefore, we cannot reasonably forecast what the market value of our fleet will be in each forecast period. We have assumed that the value of our vessels are initially equal to their purchase price and will decline in straight line intervals over 30 years from the date of delivery. We believe that the current valuations of our vessels on a charter-free basis are higher than the purchase price of the vessels used in the forecast. Under our credit facility, the range of the margin is limited to being between 0.75% and 1.25%; therefore, the largest change possible in the margin is 0.50% (50 basis points). The table below demonstrates our forecast of how a 10 basis point (0.10%) change in our interest rate margins would affect our net operating cash flows for each forecasted period.

Effect of a 10 Basis Point (0.10%) Increase in Margin for Credit Facility

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands)
Decrease in net operating cash flows	$77	$318	$573	$663

Under our $1.0 billion credit facility, we pay a commitment fee of 37.5% of the applicable margin on the difference of our total credit facility and our outstanding principal amounts under the credit facility. These amounts will be recorded as an undrawn credit facility fee expense. The $750.0 million Tranche A of our $1.0 billion credit facility extends throughout the forecast period and beyond. The $250.0 million Tranche B for additional acquisitions extends through December 31, 2006 and thus we only pay an undrawn credit facility fee through that time period.

For all forecast periods, we have assumed we earn interest income at an annual rate of 2.5% on our cash and cash equivalents balances.

Payments of Dividends on Common and Subordinated Shares

The following table sets forth our forecasted dividend payments on our common and subordinated shares based on a $0.425 per share quarterly dividend and assumes that we will issue an additional 7,857,143 common shares at the beginning of the first quarter of 2007 at a net price (to include a 5% discount for underwriters and other offering costs) equal to 95% of the initial public offering price of the common shares in this offering. The table does not take into account that our initial quarterly dividend from the closing date of this offering through September 30, 2005 will be prorated.

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands, except per share amounts)
Total common shares	28,570	28,570	36,427	36,427
Total subordinated shares	7,145	7,145	7,145	7,145
Dividends per share on common and subordinated shares	$0.85	$1.70	$1.70	$1.70

Total dividends on common shares	$24,285	$48,569	$61,926	$61,926
Total dividends on subordinated shares	6,073	12,147	12,147	12,147

Total dividends on common and subordinated shares	$30,358	$60,716	$74,073	$74,073

As market conditions can change, there is no guarantee that we will be able to complete the additional offering in 2007, or at any time, at a price equal to or greater than our initial public offering price. The table below demonstrates the additional cash we would require to pay dividends on our common shares if the price of the shares we issue in our proposed secondary offering is less than the forecasted offering price after giving effect to the exercise of the option described in the paragraph below the table.

Additional Cash Required for Common Share Dividends

	Year Ending December 31,
	2007	2008
	(in thousands)
Decrease in offering price per share
10%	$585	$585
15%	929	929
20%	1,315	1,315
25%	1,754	1,754

We have the option, subject to certain conditions, to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships. Such common shares would be issued to the relevant VesselCo on the closing date of the purchase for the applicable vessel and would be valued at a net price equal to 95% of the initial public offering price of the common shares in this offering. For a more complete description of our option to issue additional common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships, please read “Acquisition of Our Contracted Fleet—Asset Purchase Agreement.”

We have also assumed that our underwriters will not exercise their over-allotment option in this offering, which, if exercised in full, would result in an additional 4,285,500 shares being sold to the public. If the underwriters exercise the over-allotment, we expect to use the proceeds from the sale as part of the purchase price for the additional 13 vessels, which would reduce the equivalent number of common shares we need to issue in the first quarter of 2007. The exercise of the over-allotment will not affect the expected amount of our outstanding indebtedness at the end of the forecasted period. We may amend our swap agreements to reflect the delayed borrowing under our credit facility in the event the over-allotment is exercised.

Forecast of Available Cash For Distribution

The following table sets forth our calculation of the approximate amount of forecasted available cash for distribution generated by our operations for the six months ending December 31, 2005 and for each of the years ending December 31, 2006, 2007 and 2008 based on the statement of forecasted results of operations and cash flows set forth above.

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands)
Net earnings	$17,858	$35,833	$45,561	$48,155
Add:
Depreciation	8,304	24,016	35,578	40,800
Interest expense	1,134	14,950	29,656	37,011
Amortization of deferred financing fees	938	1,875	625	625

Net operating cash flows before cash interest payments	28,234	76,674	111,420	126,591
Less:
Cash interest paid	(1,134)	(14,950)	(29,656)	(37,011)

Forecast of available cash for distribution	$27,100	$61,724	$81,764	$89,580

The amount of available cash needed to distribute the $0.425 per share on the common shares and subordinated shares to be outstanding immediately after this offering as well as 7,857,143 additional common shares we expect to issue in the first quarter of 2007 is as follows:

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands)
Common shares	$24,285	$48,569	$61,926	$61,926
Subordinated shares	6,073	12,147	12,147	12,147

Total dividends	$30,358	$60,716	$74,073	$74,073

If the over-allotment option is exercised in full, we would expect the available cash for distribution to be $27.8 million and $66.1 million for the six months ending December 31, 2005 and year ending December 31, 2006. As a result of the exercise of the over-allotment option, dividends required would increase to $34.0 million and $68.0 million for the six months ending December 31, 2005 and year ending December 31, 2006. The impact on the forecast of the over-allotment option being exercised is limited beyond 2006 because of the resulting reduction in the required size of the subsequent equity offering.

We have forecasted that we will use cash proceeds from our offering to pay a portion of the dividends on our subordinated shares in 2005 and the first quarter of 2006 since the forecasted cash available from operating surplus is less than our forecasted required dividends on common and subordinated shares for such periods.

There are numerous risks that could result in our generating less than the amount of forecasted available cash for distributions set forth above. Please read the assumptions on which the forecast is based as well as “Risk Factors.” There are factors that could result in the available cash exceeding the forecast. These include the charter hire beginning sooner than expected on some or all of the remainder of our contracted fleet as a result of early delivery of those vessels from Samsung, or the successful completion of accretive acquisitions. We can provide no assurance that any of these factors will occur.

Forecast of Compliance with Debt Covenants

Our ability to pay dividends could be affected if we do not remain in compliance with the covenants of our credit facility. There are certain financial covenants that govern our credit facility. Our EBITDA coverage covenant requires that EBITDA, as defined in our credit facility, is at least 2.50 times our required interest payments when there are no principal payments due and 1.10 times our required principal and interest payments when principal payments are due. During our forecast period there are no required principal payments. Therefore, we have only demonstrated our compliance with the first part of this covenant. Our credit facility has additional covenants that are not set out in the table below. We have assumed we will be in compliance with such covenants. Please read “Our Credit Facility.” The table below outlines the calculations for our EBITDA coverage covenant and our forecasted compliance during the forecast period.

	Six Months Ending December 31, 2005		Year Ending December 31,
			2006		2007		2008
	(dollar amounts in thousands)
EBITDA Coverage
EBITDA(1)	$29,417		$78,711		$111,282		$126,464
Interest expense	$1,134		$14,950		$29,656		$37,011

Coverage ratio	25.94	x	5.26	x	3.75	x	3.42	x
Required coverage ratio	2.50	x	2.50	x	2.50	x	2.50	x

(1)

EBITDA means our net earnings before net interest (including the amortization of deferred financing costs and our undrawn credit facility fee), taxes, depreciation, amortization, extraordinary items and any amount attributable to minority interests, and taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (other than in the ordinary course of trading) by us. EBITDA is a non-GAAP measure. We present EBITDA because it is a component of a financial covenant in our credit facility. EBITDA should not be considered as an alternative to net earnings or cash flows from operating activities. We may not have calculated EBITDA in a manner consistent with other companies. Set out below is a reconciliation of forecasted EBITDA to forecasted net earnings and cash flows from operating activities.

	Six Months Ending December 31, 2005	Year Ending December 31,
		2006	2007	2008
	(in thousands)
Reconciliation of forecasted EBITDA to forecasted net earnings
Net earnings	$17,858	$35,833	$45,561	$48,155
Depreciation	8,304	24,016	35,578	40,800
Amortization of deferred financing fees	938	1,875	625	625
Interest expense	1,134	14,950	29,656	37,011
Interest income	(115)	(28)	(729)	(437)
Undrawn credit facility fee	1,298	2,065	591	310

EBITDA	$29,417	$78,711	$111,282	$126,464

Reconciliation of forecasted EBITDA to forecasted cash flow from operating activities
Cash flows from operating activities	$27,100	$61,724	$81,764	$89,580
Interest expense	1,134	14,950	29,656	37,011
Interest income	(115)	(28)	(729)	(437)
Undrawn credit facility fee	1,298	2,065	591	310

EBITDA	$29,417	$78,711	$111,282	$126,464

USE OF PROCEEDS

The proceeds from this offering will be used primarily to fund the purchase price of our initial fleet. Based on the initial public offering price of $21.00 per share, the purchase price of our initial fleet will be equal to:

•	the proceeds from our sale of 28,570,000 common shares in this offering net of the underwriting discount and structuring fee ($562.5 million), plus

•	the proceeds from our concurrent sale of 7,145,000 subordinated shares ($150.0 million), less

•	our formation and offering related expenses (estimated at $6.3 million) some of which are payable after closing, less

•	a specified cash balance of $33.8 million to be used by us as described below, less

•	$7.5 million in upfront costs related to our credit facility, less

•	$0.5 million to repay SCLL for certain of our pre-offering expenses that it has funded.

Based on the initial public offering price of $21.00 per share, the purchase price for our initial fleet will be approximately $664.4 million. We expect to use a portion of the specified cash balance in the fourth bullet above to fund approximately $4.1 million of the dividends on our subordinated shares we expect to pay in the initial three quarters following the closing of this offering and the remainder of the specified cash balance to fund part of the purchase price of the additional 13 containerships in our contracted fleet. The total purchase price for the additional 13 containerships is approximately $849.3 million. The balance of the funds needed to acquire the additional 13 containerships is expected to come from our credit facility and a future offering or offerings of our common shares. If the underwriters exercise their over-allotment option, those net proceeds will be added to the specified cash balance. We have the option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships. We must provide notice that we will exercise this option 30 days prior to the delivery of the respective vessel. Such common shares would be issued to the relevant VesselCo on the closing date of the purchase of the applicable vessel and would be valued at a net price equal to 95% of the initial public offering price in this offering. The VesselCos are not obligated to accept the common shares if we are in a material default under our credit facility. If the VesselCos do not accept the common shares in such a case, we are not obligated to purchase the respective vessel. The option terminates upon a change of control of us. Otherwise, the option is not revocable by the VesselCos.

We are acquiring our contracted fleet from wholly owned subsidiaries of SCLL and the purchase price was determined between us and SCLL before this offering. For more information on this affiliated transaction, including information on each of the VesselCos that are selling vessels to us, please read “Acquisition of Our Contracted Fleet.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis giving effect to this offering, the sale of our subordinated shares and the use of the net proceeds as described under “Use of Proceeds.”

The following should be read in conjunction with the historical combined financial statements and pro forma consolidated balance sheet and the related notes thereto in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Actual	Pro Forma, As Adjusted
	(in thousands)
Cash and cash equivalents	$7,537	$33,812
Restricted cash(1)	9,862	—

Total cash and restricted cash	$17,399	$33,812

Secured debt(2)	$415,048	$—
Secured credit facility(3)	—	—

Total debt	415,048	—

Shareholders’ equity(4)
Common shares, par value $0.01 per share, 200,000,000 shares authorized; 28,570,000 shares issued and outstanding as adjusted	—	286
Subordinated shares, par value $0.01 per share, 25,000,000 shares authorized; 7,145,000 shares issued and outstanding as adjusted	—	71
Incentive shares, par value $0.01 per share, 100 shares authorized; 100 shares issued and outstanding as adjusted	—	—
Additional paid-in capital	—	508,081	(5)
Predecessor owner’s equity	1,729	—

Total shareholders’ equity	1,729	508,438

Total capitalization	$416,777	$508,438

(1)	Certain of our predecessor’s bank accounts are subject to restrictions under credit agreements, which give priority to principal and interest payments and limit the amount of cash available for operations. Our credit facility does not place restrictions on our cash balances.
(2)	Actual secured debt includes long-term debt, including the current portion thereof, and comprises bank loans and junior loans. The indebtedness is not guaranteed. Please read note 7 to the historical combined financial statements.
(3)	Our credit facility will be undrawn on a pro forma as adjusted basis.
(4)	At March 31, 2005, we do not have, and upon completion of the acquisition of our initial fleet and this offering we will not have, any options, warrants or other dilutive securities outstanding, other than our option to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the 13 additional containerships.
(5)	Reflects the $197.3 million excess of the purchase price of the initial fleet over our predecessor’s carrying value, which is recorded as a charge to equity.

DILUTION

After giving effect to the sale of 28,570,000 common shares in this offering and the concurrent sale of 7,145,000 subordinated shares, both at an offering price of $21.00 per share, and the issuance of the 100 incentive shares, our pro forma net tangible book value at March 31, 2005, would have been $500.9 million or $14.03 per share. This represents an immediate dilution of net tangible book value of $6.97 per share to investors in this offering. The following table illustrates the pro forma per share dilution at March 31, 2005:

Initial public offering price per share	$21.00
Pro forma net tangible book value per share after giving effect to this offering	$14.03

Dilution per share to investors(1)	$6.97

(1)	The pro forma net tangible book value per share includes an adjustment for the aggregate $197.3 million of excess of the purchase price of the ten vessels that we have agreed to acquire (which is assumed to be $664.4 million) over the predecessor’s historical carrying value ($467.1 million). For accounting purposes, this excess has been recorded as a reduction of shareholders’ equity and represents a deemed distribution by us to the VesselCos. Pro forma net tangible book value per share also includes an adjustment for the expenses estimated to be incurred in connection with this offering and the other transactions described in this prospectus. The impact of these adjustments is illustrated in the following table.

Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares, subordinated shares and incentive shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the initial public offering price per share.

Adjustment attributable to difference between purchase price and historical carrying value	$5.52
Expenses in connection with the transactions	$1.45

$6.97

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

The following selected historical combined financial and operating data presents financial and other operating data of our predecessor, being the combination of ten existing Republic of Cyprus incorporated wholly owned subsidiaries of SCLL, which currently own our initial fleet.

The selected combined financial data set forth below at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited predecessor combined financial statements included in this prospectus. The selected combined financial data set forth below at December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from our predecessor combined financial statements not included in this prospectus. The selected combined financial data set forth below as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited interim predecessor combined financial statements for such periods included in this prospectus. The unaudited financial information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our predecessor’s financial position and results of operations for the interim periods presented.

As discussed elsewhere in this prospectus, significant changes will occur to our operating structure upon completion of the offering and the acquisition of our initial fleet. Accordingly, the selected historical financial data are not indicative of the results we would have achieved had we historically operated as an independent company or of our future results. This information should be read in conjunction with, and is qualified in its entirety by, our historical predecessor combined financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31,					March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statements of operations data (period ended):
Revenue(1)	$—	$5,140	$20,993	$35,011	$35,933	$8,733	$13,978
Operating expenses:
Ship operating	—	1,346	4,560	6,577	7,157	1,495	2,543
Depreciation	—	1,311	5,217	8,587	8,808	2,147	3,529
General and administrative(2)	—	128	131	208	207	56	69

Operating earnings	—	2,355	11,085	19,639	19,761	5,035	7,837
Other expenses (earnings):
Interest expense	—	1,070	7,799	12,193	11,804	2,905	4,776
Change in fair value of interest rate swaps(3)	—	11,066	14,218	(5,808)	(1,416)	1,235	(8,461)
Write-off on debt refinancing	—	7,805	—	—	3,135	—	—
Other	—	116	200	147	169	49	155

Net earnings (loss)	$—	$(17,702)	$(11,132)	$13,107	$6,069	$846	$11,367

Statements of cash flows data (period ended):
Cash flows provided by (used in):
Operating activities	$34	$1,837	$9,646	$16,860	$18,540	$3,694	$7,701
Investing activities	(175,697)	(23,133)	(26,294)	(236,369)	(8,692)	213	(14,886)
Financing activities	175,663	22,560	25,070	212,320	(8,279)	(4,907)	10,656

	December 31,					March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Balance sheet data (at period end):
Cash and cash equivalents	$—	$1,264	$9,686	$2,497	$4,066		$7,537
Current assets	14,173	14,364	15,433	9,100	13,258		20,269
Vessels	178,013	200,373	221,021	452,141	454,862		467,126
Total assets	201,198	216,461	238,022	466,069	476,321		495,825
Current liabilities (excluding current portion of long-term debt)	1,786	1,760	3,925	4,135	5,481		4,905
Current portion of long-term debt(4)	2,097	6,698	11,984	12,848	19,773		23,187
Long-term debt(4)	168,013	164,528	155,359	347,946	376,999		391,861
Due to related party	29,292	49,678	69,440	96,883	64,822		63,744
Fair value of interest rate swaps(3)	—	11,066	25,284	19,476	18,860		10,399
Owner’s equity (deficiency)	10	(17,692)	(28,824)	(15,707)	(9,638)		1,729
Other data:
Number of vessels in operation at period end(1)	—	2	5	5	6	5	8
TEU capacity at period end	—	8,506	21,265	21,265	29,733	21,265	42,454
Average off-hire days per vessel(5)	N/A	0.00	0.40	0.07	0.14	0.00	0.00

(1)	The commencement of our active operations began with the delivery of two 4250 TEU vessels in 2001. Four additional 4250 TEU vessels were delivered in June, September, October 2002 and February 2005, respectively. Our first 8500 TEU vessel was delivered in December 2004 and our second in January 2005. Each of these vessels has been in operation since delivery. Subsequent to March 31, 2005, two additional 4250 TEU vessels were delivered.
(2)	The predecessor combined financial statements include the general and administrative expenses incurred by the predecessor related to its operations. Subsequent to the completion of this offering and the acquisition of the initial fleet, we will incur additional administrative expenses, including legal, accounting, treasury, premises, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of future expenses.
(3)	Our predecessor entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheet at their fair value. As our predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in current period earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, will be settled by the predecessor and not assumed by us on completion of the offering and the acquisition of the initial fleet.
(4)	All predecessor long-term debt will be settled and not assumed by us.
(5)	There was no drydocking of the vessels during the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our historical predecessor combined financial statements, which we call our combined financial statements, and the related notes, and the financial and other information included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our predecessor combined financial statements represent the combination of ten existing Republic of Cyprus incorporated wholly owned subsidiaries of SCLL, otherwise collectively known as our predecessor, which currently owns our initial fleet. Unless we otherwise specify, the terms “Seaspan Corporation,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its consolidated subsidiaries, and for periods before the offering, our predecessor. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and are presented in U.S. dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read “Forward-Looking Statements.”

Overview

We are a newly incorporated Marshall Islands corporation formed to acquire all of SCLL’s containership business. Our business is to own and charter containerships pursuant to long-term charters to container lines.

As our revenues are generated through long-term fixed-rate charters and our operating expenses will be substantially fixed, our financial results will be (and for our predecessor have been) most significantly impacted by the delivery date of containerships. The charter agreements have, to date, all commenced with delivery of each vessel. All of the current vessel construction agreements have contracted delivery dates. A change in the date of delivery of a vessel will significantly impact our results of operations.

Under long-term time charters, we earn a daily charter hire rate and the charterer bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. During the periods of our predecessor’s operations, our predecessor was responsible for paying the historical actual ship operating expenses, including the cost of crewing, insuring, repairing and maintaining each vessel. Subsequent to this offering, such costs will be incurred by our Manager and we will pay our Manager a fixed daily operating expense rate per vessel for the technical services the Manager provides in respect of ship operating expenses.

The commencement of our active operations began with the delivery of two 4250 TEU vessels in 2001. Four additional 4250 TEU vessels were delivered in June, September, October 2002 and February 2005, respectively, the first 8500 TEU vessel was delivered in December 2004 and the second in January 2005. Each of these vessels has been in operation since delivery. Subsequent to March 31, 2005, the two remaining 4250 TEU vessels that comprise the balance of our initial fleet were delivered. Approximately every five years, a vessel is drydocked for an average of eight days at which time major repairs and retrofittings are undertaken. As all of our vessels have been delivered within the last four years, there have been no drydocking costs.

The following table summarizes key facts regarding the eight vessels in operation at March 31, 2005 and during some or all of each of the three years and three months then ended, all of which were chartered to China Shipping (Group) Limited, or China Shipping, and subchartered to CSCL.

Predecessor Company Name	Vessel Name	Vessel Size	Commencement Date	Length of Time Charter	Initial Daily Charter Rate
					(in thousands)
CSCL Hamburg Shipping Company Limited	CSCL Hamburg	4250 TEU	July 3, 2001	10 Years + one 2-year option	$18.0
CSCL Chiwan Shipping Company Limited	CSCL Chiwan	4250 TEU	September 20, 2001	10 Years + one 2-year option	18.0
CSCL Ningbo Shipping Company Limited	CSCL Ningbo	4250 TEU	June 15, 2002	10 Years + one 2-year option	19.9
CSCL Dalian Shipping Company Limited	CSCL Dalian	4250 TEU	September 4, 2002	10 Years + one 2-year option	19.9
CSCL Felixstowe Shipping Company Limited	CSCL Felixstowe	4250 TEU	October 15, 2002	10 Years + one 2-year option	19.9
Clorina Marine Company Limited	CSCL Oceania	8500 TEU	December 4, 2004	12 Years + one 3-year option	29.5
Elia Shipping Company Limited	CSCL Africa	8500 TEU	January 24, 2005	12 years + one 3-year option	29.5
Vancouver Shipping Company Limited	CSCL Vancouver	4250 TEU	February 16, 2005	12 years	17.0

Critical Accounting Estimates

We prepare our combined financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read note 2 to our combined financial statements included elsewhere in this prospectus.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. On a prospective basis, for accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

Derivative Instruments

Historically, we entered into interest rate swap agreements to reduce exposure to cash flow risks from changing interest rates. We have recognized these derivative trading instruments on the balance sheet at their fair value. As we have not designated the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, we have recognized changes in the fair value of the interest rate swaps in current period earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. We have not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes. In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to cash flow risks from changing interest rates. The swaps will be accounted for as hedging instruments as they are expected to be effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swaps will be excluded from earnings until settled.

Results of Operations

Three months ended March 31, 2005 compared to three months ended March 31, 2004

We operated five 4250 TEU vessels during the three months ended March 31, 2004. We took delivery of the first 8500 TEU vessel in December 2004, a second 8500 TEU vessel in January 2005 and an additional 4250 TEU vessel in February 2005. Accordingly, the results for the three months ended March 31, 2005 reflect the operation of five 4250 TEU vessels for three months, one 8500 TEU vessel for three months, one 8500 TEU vessel for approximately two months and one 4250 TEU vessel for approximately one month.

Revenue

Charter revenue increased 60.1%, or $5.3 million, to $14.0 million for the three months ended March 31, 2005, from $8.7 million for the three months ended March 31, 2004. The increase was due to the delivery of two 8500 TEU vessels in December 2004, the CSCL Oceania, and January 2005, the CSCL Africa, and an additional 4250 TEU vessel in February 2005, the CSCL Vancouver.

Ship Operating Expenses

Ship operating expenses increased 70.1%, or $1.0 million, to $2.5 million for the three months ended March 31, 2005, from $1.5 million for the three months ended March 31, 2004. The increase was due to the additional vessels in operation and increases in insurance costs and scheduled repairs and maintenance.

Depreciation

Depreciation on our vessels increased 64.4%, or $1.4 million, to $3.5 million for the three months ended March 31, 2005, from $2.1 million for the three months ended March 31, 2004. The increase was due to the delivery of the additional vessels in December 2004, January 2005 and February 2005.

General and Administrative Expenses

General and administrative expenses were $0.1 million for the three months ended March 31, 2004 and 2005. In the past, the predecessor incurred general and administrative expenses in its operations. Subsequent to the completion of the offering and the acquisition of the initial fleet, we will incur additional administrative expenses, including legal, accounting, treasury, rent, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, general and administrative expenses incurred by and allocated to the predecessor do not purport to be indicative of future expenses.

Interest Expense

Interest expense increased 64.4%, or $1.9 million, to $4.8 million for the three months ended March 31, 2005, from $2.9 million for the three months ended March 31, 2004. Interest is paid on the long-term debt and operating bank loans and under the swap agreements, related to the operating vessels. In November 2004, we refinanced the five operating 4250 TEU vessels and the two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time for more favorable repayment terms. As interest expense is at floating rates, the change between the first quarter of 2004 and the first quarter of 2005 was primarily due to lower average interest rates and decreases in principal balances outstanding due to debt repayments made, offset by increased indebtedness due to the CSCL Oceania, CSCL Africa and CSCL Vancouver commencing operations in December 2004, January 2005 and February 2005, respectively. Our historical interest expense for the three months ended March 31, 2004 and 2005 represents interest expense under the bank loans prior to this offering and not under our credit facility. Accordingly, the historical interest expense is not indicative of our interest expense in the future. For a description of our credit facility, please read “Our Credit Facility.”

Change in Fair Value of Interest Rate Swaps

In the past, we entered into interest rate swap agreements to fix the interest rates payable on certain of our long-term debt. However, we did not account for such swap agreements as hedging instruments. Accordingly, changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. Such changes resulted in a gain of $8.5 million during the three months ended March 31, 2005, and a loss of $1.2 million during the three months ended March 31, 2004, due to market interest rate changes. In connection with our credit facility, we have entered into new swap agreements to hedge the interest rate under our credit facility. In connection with our new swap agreements, it is our intention to comply with hedge accounting criteria, the effect of which is that changes in the fair value of the swap agreement are excluded from earnings until settled. Accordingly, the historical changes in the fair value of our interest rate swaps are not indicative of our future results.

Year ended December 31, 2004 compared to year ended December 31, 2003

We operated five 4250 TEU vessels during the twelve months ended December 31, 2003 and December 31, 2004. We took delivery of the first 8500 TEU vessel in December 2004. Accordingly, the 2004 results reflect the operation of five 4250 TEU vessels for twelve months and one 8500 TEU vessel for approximately one month.

Revenue

Charter revenue increased 2.6%, or $0.9 million, to $35.9 million for 2004, from $35.0 million for 2003. The increase for 2004 is due to the delivery of the first 8500 TEU vessel, the CSCL Oceania, in December 2004.

Ship Operating Expenses

Ship operating expenses increased 8.8%, or $0.6 million, to $7.2 million for 2004, from $6.6 million for 2003. The increase for 2004 was due to the addition of the CSCL Oceania and increases in insurance costs and scheduled repairs and maintenance.

Depreciation

Depreciation on our vessels increased 2.6%, or $0.2 million, to $8.8 million for 2004, from $8.6 million for 2003. The increase was due to the delivery of the CSCL Oceania in December 2004.

General and Administrative Expenses

General and administrative expenses were consistent between 2004 and 2003 at $0.2 million.

Interest Expense

Interest expense decreased 3.2%, or $0.4 million, to $11.8 million for 2004, from $12.2 million in 2003. Interest is paid on the long-term debt and operating bank loans and under the swap agreements, related to the operating vessels. In November 2004, we refinanced the five operating 4250 TEU vessels and the two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time for more favorable repayment terms. As interest expense is at floating rates, the change between 2003 and 2004 was primarily due to lower average interest rates and decreases in principal balances outstanding due to debt repayments made, offset by increased indebtedness due to the CSCL Oceania commencing operations in December 2004. Our historical 2004 and 2003 interest expense represents interest expense under the bank loans prior to this offering and not under our credit facility.

Change in Fair Value of Interest Rate Swaps

In the past, we entered into interest rate swap agreements to fix the interest rates payable on certain of our long-term debt. However, we did not account for such swap agreements as hedging instruments. Accordingly, changes in the fair value of the interest rate swap agreements, which is a non-cash item, are due to the change in the interest rate yield profile for the swap arrangements in effect from period to period. During 2004 and 2003, such changes resulted in gains of $1.4 million and $5.8 million, respectively, due to market interest rate increases.

Amortization of Deferred Financing Fees and Write Off on Debt Refinancing

Amortization of deferred financing fees was consistent between 2004 and 2003 at $0.2 million. Amortization of deferred financing fees is for fees and other direct costs incurred on the issuance of long-term debt and is amortized using the interest yield method over the term of the underlying obligation. In November 2004, our predecessor wrote off $3.1 million due to the debt refinancing.

Year ended December 31, 2003 compared to year ended December 31, 2002

We operated two 4250 TEU vessels from January 2002, and took delivery of three 4250 TEU vessels in June, September, and October 2002 respectively. Accordingly, the results for 2002 reflect the operation of two TEU vessels from January 2002 until June 2002, three TEU vessels to September 2002, four TEU vessels to October 2002, and five 4250 TEU vessels to December 2002. The results for 2003 reflect five 4250 TEU vessels during the twelve months ended December 31, 2003.

Revenue

Charter revenue increased 66.8%, or $14.0 million, to $35.0 million for 2003, from $21.0 million for 2002. The increase for 2003 was due to a full year of operation for the five 4250 TEU vessels.

Ship Operating Expenses

Ship operating expenses increased 44.2%, or $2.0 million, to $6.6 million for 2003, from $4.6 million for 2002. The increase for 2003 primarily was due to a full year of operation for all five 4250 TEU vessels, but we also incurred increases in insurance costs and scheduled repairs and maintenance.

Depreciation

Depreciation on our vessels increased 64.6%, or $3.4 million, to $8.6 million for 2003, from $5.2 million for 2002. The increase is due to a full year of depreciation for the five 4250 TEU vessels delivered in 2002.

General and Administrative Expenses

General and administrative expenses increased 58.8%, or $0.1 million, to $0.2 million for 2003, from $0.1 million for 2002. The increase in general and administrative expenses was required to support the growth of the fleet compared to the prior year.

Interest Expense

Interest expense increased 56.3%, or $4.4 million, to $12.2 million for 2003, from $7.8 million in 2002. Interest is paid on the long-term debt and operating bank loans and under the swap agreements, related to the operating vessels. The change between 2002 and 2003 is primarily due to vessels that were delivered part way through 2002 and, accordingly, have a full year’s interest expensed only in 2003.

Change in Fair Value of Interest Rate Swaps

During 2003 and 2002, our interest rate swap agreements resulted in a gain of $5.8 million, due to market rate increases in the year, and a loss of $14.2 million, respectively, due to market interest rate decreases in the year.

Amortization of Deferred Financing Fees

Amortization of deferred financing fees increased 45.2% or $0.1 million to $0.2 million for 2003, from $0.1 million for 2002. The increase in amortization of deferred financing fees is due to a full year’s amortization for vessels in service in 2003.

Selected Quarterly Data

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(dollars in thousands)
Revenues	$8,637	$8,729	$8,817	$8,828
Operating earnings	4,954	4,959	5,126	4,600
Change in fair value of interest rate swaps (earnings (expense))	3,324	(3,553)	2,887	3,150
Net earnings	4,981	(1,817)	4,759	5,184

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(dollars in thousands)
Revenues	$8,733	$8,733	$8,833	$9,634
Operating earnings	5,043	4,814	4,720	5,184
Change in fair value of interest rate swaps (earnings (expense))	(1,234)	7,509	(2,162)	(2,697)
Net earnings	848	9,435	(235)	(3,979)

Inflation

During the past three years, price increases due to inflation have had only a minor effect on our financial results.

Seasonality

Our vessels operate under long-term charters and are not subject to the effect of seasonal variations in demand.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of March 31, 2005, cash and cash equivalents were $7.5 million, compared to $4.1 million at December 31, 2004 and $2.5 million at December 31, 2003. We have entered into a new $1.0 billion secured credit facility of which $750.0 million will be available to complete the acquisition of our contracted fleet and the balance of $250.0 million will be available to fund the acquisition of any additional new or used containerships. All amounts under the $750.0 million tranche for the acquisition of our contracted fleet must be drawn within three months of the delivery of the last of the 23 vessels comprising our contracted fleet, and in any event, no later than December 31, 2007. All amounts under the $250.0 million tranche for additional acquisitions must be drawn prior to December 31, 2006. There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and in certain circumstances, based on the amount of TEU capacity of the vessel and the price at which we acquired the vessel, in respect of which the advance is being made.

The credit facility has a maturity date of the earlier of (x) the seventh anniversary of the final delivery date of the last of the 23 containerships comprising our contracted fleet or (y) October 31, 2014. For more information, please read “Our Credit Facility.”

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement. Our medium-term liquidity needs primarily relate to the purchase of the additional 13 containerships. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility and additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares and initially we will use all of our operating cash flow (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement) to fund our distributions to shareholders. We expect to use approximately $4.1 million of proceeds from this offering to pay dividends on the subordinated shares for the initial three quarters following this offering. Please read “Financial Forecast and Cash Available for Dividends – Forecasted Available Cash.” On an historical basis, only a small portion of our contracted fleet was in operation, and therefore we would not have been able to pay our base dividend on all of the common and subordinated shares expected to be outstanding after this offering; however, we expect to be able to pay our base dividend during the forecast period.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow. As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash for reinvestment in our business while continuing to pay dividends. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet of 23 containerships. There can be no assurance that we will be successful in meeting our goal.

In the event our future liquidity needs are greater than our current forecast, it could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

If the underwriters exercise their over-allotment option to purchase additional common shares in this offering, the net proceeds will be used to fund a portion of the acquisition of the additional 13 containerships in our contracted fleet.

The cost to complete the acquisition of the additional 13 containerships, is estimated to be approximately $849.3 million, which we expect to fund primarily from our credit facility and from the sale of additional common shares. We expect that we will complete this sale of additional common shares within 18 months after the completion of this offering. Our obligation to purchase the additional 13 containerships is not conditional upon our ability to obtain financing for such purchase.

SCLL and certain VesselCos have agreed to mitigate the risk of completing the sale of additional common shares within 18 months after the completion of this offering by providing us the right to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the additional 13 containerships in our contracted fleet. Such common shares would be valued at a net price equal to 95% of the initial public offering price of the common shares being sold in this offering. Assuming the underwriters do not exercise the over-allotment option, based on our forecast, we will have a cash balance of approximately $29.7 million remaining from the proceeds of this offering that will be applied to the purchase of the additional 13 containerships. This cash balance, plus the issuance of the $100 million in common shares, plus the amount that will be available at such time under the $750.0 million tranche of our credit facility will be sufficient to pay for the purchase price for the additional 13 containerships.

China Shipping and its majority-owned subsidiary, CSCL, are currently our only customers. During 2003 and 2004 and the first quarter of 2005, China Shipping and CSCL accounted for 100% of our predecessor’s containership revenues. China Shipping and CSCL will account for 100% of our containership revenues until December 14, 2005, when our first vessel chartered by CP USA is scheduled to be delivered to us. Even after the acquisition of our contracted fleet, CSCL and CP USA will continue to represent a substantial majority of our revenues. Upon delivery of our contracted fleet, we will derive all of our revenues and cash flows from CSCL and CP USA. All of the vessels that we are to acquire are chartered to China Shipping and CP USA under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, the cash resources of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of these customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with China Shipping, CSCL or CP USA were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Operating Activities Cash Flows

Our net cash flows from operating activities correspond directly with the number of vessels under charter. Net cash flows from operating activities increased 108.5%, or $4.0 million, to $7.7 million for the three months ended March 31, 2005, from $3.7 million for the three months ended March 31, 2004. The increase for the 2005 period was primarily attributable to the delivery of the three additional vessels in December 2004, January 2005 and February 2005. Net cash flows from operating activities increased 10.0%, or $1.7 million, to $18.6 million for 2004, from $16.9 million for 2003. The increase for 2004 was due to the delivery of the first 8500 TEU vessel, the CSCL Oceania in December 2004. Our predecessor’s net cash flows from operating activities were exposed to fluctuations in operating expenses. In the future, ship operating expenses will be borne by our Manager. Pursuant to the management agreement, we will pay our Manager a daily operating expense rate per vessel for technical services it provides to us. In return for providing us with strategic and administrative management, our Manager will be entitled to reimbursement of all reasonable costs and expenses incurred by it and its affiliates in providing us with such services plus a monthly administrative services fee not to exceed $6,000 per month. As such, we expect that our operating cash flow will increase at a stable incremental rate as the size of our fleet increases, with minor fluctuations for normal changes in working capital balances, vessel off-hire periods, such as drydocking and repairs and maintenance activity and general and administrative expenses.

Financing Activities Cash Flows

Historically, the financing for vessels occurred at the time we entered into ship building contracts. Vessels were financed primarily with bank loans and cash advances from the vessel owners. This financing would remain in place after the vessels were delivered. Net cash flows from financing activities was $10.7 million and $(4.9) million for the three months ended March 31, 2005 and 2004, respectively. In the 2005 period, our predecessor received additional cash under its long-term debt agreements towards the financing of the acquisition of the two 4250 TEU vessels. Net cash flows from financing activities were $(8.3) million for 2004 and $212.3 million for 2003. In November 2004, our predecessor refinanced the five operating 4250 TEU vessels, two 8500 TEU vessels and three 4250 TEU vessels that were under construction at the time for more favorable repayment terms. As a result of the refinancing, we obtained additional cash and repaid to SCLL a $32.1 million cash advance for vessel construction in late 2004. As our predecessor long-term debt will be settled and not assumed by us on completion of the offering and the acquisition of the initial fleet, the historical cash flows from financing activities are not indicative of what our net cash flows from financing activities will be in the future.

Investing Activities Cash Flows

Historically, the cash payments for vessel construction begin when an order is placed to build the vessel and continues until the vessel is delivered. Net cash flows from investing activities was $(14.9) million and $0.2 million for the three months ended March 31, 2005 and 2004, respectively. The 2005 period results primarily reflect the costs incurred on the acquisition of the two additional 4250 TEU vessels. No vessels were delivered during the comparable 2004 period. Net cash flows from investing activities was $(8.7) million for 2004 and $(236.4) million for 2003. During the 23 months from January 2003 to November 2004, two 8500 TEU vessels and three 4250 TEU vessels were still under construction and during the month of December 2004, one 8500 TEU vessel was delivered. Our predecessor’s investing cash flows are not indicative of what our net cash flows from investing activities will be in the future because we will no longer make installment payments during the construction phase of the vessels.

Ongoing Capital Expenditures and Dividends

Our operating fleet is less than five years old; as such, no significant capital expenditures for drydocking and maintenance have occurred in the past. Our Manager has included the cost of routine drydocking within the technical services fee we will pay pursuant to the management agreement in the future. Over the five years following the date of this offering, we estimate that our Manager will spend for drydocking an average of approximately $0.4 million for each 4250 TEU vessel and approximately $0.5 million for each 8500 TEU and 9600 TEU vessel.

The technical services fee does not cover extraordinary costs or expenses. We will be insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. For more information, please read “Our Manager and Related Agreements—Management Agreement.”

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. Our forecast indicates that for 2008, the first full year after the acquisition of all of our contracted fleet, we should generate $15.5 million of cash after paying our operating expenditures for the year and regular quarterly dividends of $0.425 per share on our common and subordinated shares. On an annual basis, we will likely need at some time in the future to retain funds in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels (we estimate that the vessels in our contracted fleet had or will have, as applicable, useful lives of approximately 30 years when new, but their actual useful lives could vary significantly);

•	the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•	future market charter rates for our vessels, particularly with respect to our contracted fleet when the vessels come off charter (this will depend on various factors, including: our existing charters are not expected to expire for approximately 10-12 years from their commencement; the existing charters are at rates substantially below current spot rates and short-term charter rates; but actual market charter rates when the existing charters expire are currently unknown);

•	our future operating and interest costs, particularly after the expiration of the initial management fees and financing arrangements described in this prospectus (our technical operating costs will be fixed until December 31, 2008 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged through 2012; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors.”

Our board of directors will periodically consider these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base.

Contractual Obligations

The contractual obligations schedule set out below includes the existing long-term debt prior to this offering. Accordingly, the historical contractual obligations schedule is not indicative of our contractual obligations in the future. For a description of our credit facility, please read “Our Credit Facility.” The following table summarizes the long-term contractual obligations as of December 31, 2004:

	2005	2006	2007	2008	2009	Thereafter	Total
	(in thousands)
Bank term loans	$19,773	$24,330	$24,330	$24,330	$24,330	$274,679	$391,772
Junior loans	—	150	350	400	400	3,700	5,000
Ship building contracts	18,913	—	—	—	—	—	18,913

Total	$38,686	$24,480	$24,680	$24,730	$24,730	$278,379	$415,685

On a pro forma basis, after giving effect to the initial public offering, the sale of our subordinated shares and application of the net proceeds as described in “Use of Proceeds,” our long-term contractual obligations as of December 31, 2004, excluding amounts payable under our credit facility and interest rate swaps, would have consisted of the following:

	2005	2006	2007	2008	2009	Thereafter	Total
	(in thousands)
Purchase agreement for additional 13 vessels	$162,236	$284,467	$402,592	$—	$—	$—	$849,295
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	9,840	26,606	36,570	40,515	40,515	648,240	802,286

	$172,076	$311,073	$439,162	$40,515	$40,515	$648,240	$1,651,581

(1)	The technical services portion of the fees are fixed through December 31, 2008. The administrative services portion of the fees are capped at $6,000 per month. For purposes of this table only, we have assumed the same rate for 2009 to the end of the initial term of the management agreement. The amounts presented above do not include fees or reimbursements that may become payable to our Manager for administrative or strategic services provided.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. Our predecessor entered into interest rate swap agreements to reduce its exposure to cash flow risks from changing interest rates. Our predecessor accounted for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Because our predecessor did not designate the interest rate swap agreements as hedging instruments, changes in the fair value of the interest rate swaps were reported in current period earnings. The fair value changed as market interest rates changed.

As of December 31, 2004, our floating-rate borrowings totaled $396.8 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $235.0 million. These interest rate swaps have a fair value of $18.9 million.

The table below provides information about our financial instruments at December 31, 2004 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. See note 7 to our predecessor combined financial statements included elsewhere herein, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our predecessor’s debt and does not reflect our credit facility.

	Principal Repayment Dates
	2005	2006	2007	2008	2009	Thereafter
	(dollars in thousands)
Bank term loans:
Bearing interest at variable interest rates(1)	$8,023	$12,080	$12,080	$12,080	$12,080	$105,429
Bearing interest at fixed interest rates(2)	$11,750	$12,250	$12,250	$12,250	$12,250	$169,250
Average fixed pay rate(3)	5.51%	5.51%	5.51%	5.51%	5.51%	5.51%

Junior loan:
Bearing interest at variable interest rates	—	—	—	—	—	—
Bearing interest at fixed interest rates(4)	—	$150	$350	$400	$400	$3,700
Average fixed pay rate(3)	—	4.43%	4.43%	4.43%	4.43%	4.43%

(1)	Represents principal payments on bank term loans that bear interest at variable rates for which we have not entered into interest rate swap agreements to fix the LIBOR. Information on the variable interest rates we will pay is set out in note 7 to our combined financial statements.
(2)	Represents principal payments on bank term loans that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.
(3)	The average fixed pay rate reflects our rate under interest rate swap agreements and excludes the margin we pay on our debt.
(4)	Represents principal payments on a junior loan that bears interest at a variable rate for which we have entered into interest rate swap agreements to fix the LIBOR. Information on the variable interest rate we pay is set out in note 7 of our combined financial statements.

In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks of changing interest rates. The swaps will be accounted for as hedging instruments as they are expected to be effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

In the past and in the future, substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. Our predecessor did not, and we will not, enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial forecast for contractual obligations, debt instruments and interest rate swaps, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data contained in this prospectus relating to the containership industry has been provided by Clarkson Research Services Limited, or CRS, and is taken from CRS’ database and other sources. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’ database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’ database; and (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors.

Overview of the Container Shipping Market

Container shipping is responsible for the movement of a wide range of goods from one part of the world to another in a unitized form. Participants in the container shipping industry include “liner” companies, who operate container shipping services, containership owners, often known as charter owners, who own containerships and charter them out to the operators, and shippers who require the seaborne movement of containerized goods. Container shipping represents an important and increasingly significant part of the global seaborne movement of goods. In 2004, global container trade stood at an estimated 96 million TEU1. As of June 1, 2005, the global containership fleet contained 3,463 fully cellular2 containerships, with a total standing slot capacity3 of over 7.4 million TEU, while the total container capable fleet capacity stood at over 9.4 million TEU. Growth in the liner shipping market has been relatively rapid in comparison with other major shipping sectors such as tankers and bulkcarriers. In terms of loaded containers moved from origin to destination, estimated global container trade moved from 50.8 million TEU in 1997 to 95.8 million TEU in 2004, a compound average annual growth rate4 of 9.5%. In the last three years demand for container shipping has accelerated strongly, with estimated growth in world container trade reaching 10.5% in 2002, 11.3% in 2003 and 13.9% in 2004.

1	A measure of container cargo or container capacity units, TEU = twenty foot equivalent unit.
2	Equipped with fixed cell guides for containers throughout.
3	Nominal static ship container capacity.
4	All period growth rates are compound average growth rates unless stated otherwise.

Global container trade is spread over a range of long-haul, regional, and intra-regional routes. The “mainlane” container trades on the major east-west routes are the world’s largest in volume terms, with the Transpacific forming the world’s largest container trade with 17% of the total volume in 2004, followed by the Far East-Europe trade and the Transatlantic. In addition to these trades there are “intermediate” trades on the mainlane east-west corridor serving the Middle East and the Indian Sub-Continent. North-South trades form the second layer of the global liner network, connecting the northern hemisphere with South America, Africa and Australasia. Additionally there also important intra-regional container trades, intra-Asia or intra-Europe, for example.

World Seaborne Container Trade

estimated, million TEU		2003	% share	2004	% share	2005*	% share	2006*	% share
Transpacific	eastbound	9.7	11.6%	11.4	11.9%	12.8	12.0%	14.3	12.2%
	growth			17%		12%		12%
	westbound	4.6	5.5%	4.9	5.1%	5.2	4.9%	5.7	4.8%
	growth			7%		7%		8%
Far East-Europe	westbound	6.4	7.7%	7.5	7.8%	8.3	7.8%	9.1	7.7%
	growth			16%		10%		9%
	eastbound	3.1	3.7%	3.5	3.7%	3.8	3.6%	4.3	3.7%
	growth			14%		8%		12%
Transatlantic	westbound	3.1	3.7%	3.2	3.4%	3.4	3.2%	3.7	3.1%
	growth			5%		6%		7%
	eastbound	2.3	2.7%	2.5	2.6%	2.6	2.5%	2.9	2.4%
	growth			7%		7%		8%

Global Total		84.1		95.8		106.3		117.1
	growth			14%		11%		10%

* Forecast

Source: Clarkson Research, June 2005

The Transpacific and the Far East-Europe are the world’s two largest container trades. In recent years, it has been Chinese trade which has driven most of the increase in volumes out of Asia. Chinese trade remains the key factor behind expanding container trade, and in 2004, estimated trade volumes on the eastbound Transpacific trade grew by approximately 17% and on the westbound Far East-Europe trade by approximately 16%. In addition to the impact of China on global container trade, other recent growth areas include trade out of Brazil, trade in and out of Russia and the Baltic, and intra-Asian trade, which has also been largely influenced by growth in Chinese trade.

Containership Supply

Global container trade is served by a large fleet of container carrying vessels. The most significant part of this fleet are the fully cellular containerships, which as of June 1, 2005, comprised 78% of global available TEU capacity amongst 3,463 ships. The remainder of the container capable fleet is made up of a range of non-fully cellular ship types, including MPPs, Ro-Ros and General Cargo ships, which often have container carrying capacity.

The container carrying fleet has responded to rapid demand growth, and overall container capable standing slot capacity expanded at an annual average of 7.8% in the period 1997-2004, driven mainly by growth of the fully cellular containership fleet, which more than doubled in capacity during the same period of time. As of April 1, 2005, total capacity in the overall container capable fleet stood at 9.36 million TEU, with a total of 10,184 container capable ships.

The fully cellular containership fleet is made up of a wide range of ships from below 500 TEU in capacity to 8000 TEU and above. At the top end of the scale are the “Deep Sea” containerships of 3000 TEU and above which are generally responsible for servicing the mainlane east-west trades. These are designated as Panamax or Post-Panamax according to their capability to transit the Panama Canal given their physical dimensions. “Intermediate” containerships are between 1000 TEU and 2999 TEU in capacity and generally serve intermediate, north-south and in some cases intra-regional trade. Below 1000 TEU in capacity are the “Feeder” containerships generally operated on an intra-regional basis, often relaying or “feeding” cargo within a region from or to main port hubs served by mainlane trades. A large proportion of the growth in containership capacity in recent years has been in the Panamax and Post-Panamax “Deep Sea” segments. Panamax fleet capacity rose from 1.12 million TEU at the start of 1998 to 2.07 million TEU as of June 1, 2005, while Post-Panamax capacity increased from 0.38 million TEU to 2.11 million TEU over the same period.

Orderbook

The containership orderbook as of June 1, 2005, reached a new record level of 1,187 ships, 4.41 million TEU, and represented 59.0% of the fleet in terms of capacity. For containerships with capacity of 3000 TEU or greater, this figure stood at 81.3%, with 286 Post-Panamaxes and 284 Panamaxes on order.

Containership Orderbook

		Orderbook		By Year Of Delivery:
		Total		2005	2006	2007	2008/09
		ships	000 TEU	000 TEU	000 TEU	000 TEU	000 TEU
Feeder	0-999 TEU	168	134.6	40.1	57.0	30.5	7.1
Intermediate	1000-2999 TEU	449	871.1	145.2	273.2	258.3	194.5
Deep Sea	3000 TEU & above	570	3,399.5	421.4	977.7	895.8	1104.7

Total		1,187	4,405.3	606.6	1,307.9	1,184.6	1,306.2

Source: Clarkson Research, June 2005

The Charter Market

The containership charter market is playing an increasingly important role in the container shipping industry as a whole. Historically, a significant share of the world’s containership capacity has been owned by the liner companies operating container shipping services. More recently these operators have chosen to charter a larger proportion of the capacity that they operate. The remainder is controlled by ship owning companies, such as Seaspan, which use the “charter market” to charter their vessels out to the liner companies. These are often referred to as “charter owners.”

The rapid growth in fully cellular containership capacity has been driven by increases in contracting of containerships. Charter owners have increased their share of the fleet in recent years, and have been responsible for a substantial share of containership capacity contracted, and investment in containerships.

With regard to removals from the containership fleet, the sale for demolition of capacity has generally been fairly insignificant relative to additions to the fleet. A substantial number of containerships are operating beyond 25 years of age. As of June 1, 2005, the containership fleet contained 382 ships built in 1980 or earlier (over 11% of the fleet in terms of ship numbers) and 130 built in 1975 or earlier.

The Market and Outlook

The containership freight market is expressed by the rate paid by shippers to move containers on various routes within the global liner network. The graph below shows the development of indicative freight rates on the peak legs of the mainlane trades i.e. out of Asia on the Transpacific and Far East-Europe, and westbound on the Transatlantic. In general, since early 2002 container freight rates have been mainly on an upward trend, bolstered by relatively rapid increases in demand.

Looking ahead, expansion in world container trade is estimated to reach a double-digit percentage for the fourth consecutive year in 2005. Taking into account trade volume estimations and historical relationships between trade patterns and container trade flows, it is estimated that container trade is set to grow by 10.9% in full year 2005 and 10.1% in 2006. On the supply side, in line with the heavy containership delivery schedule for that year, fully cellular containership capacity alone is estimated to increase by 12.2% in full year 2005 and 15.8% in 2006.

There are, of course, limitations and risks to these scenarios, dependent on future developments in the world economy and global trade patterns, and the development of ordering, deliveries and demolitions in the future. For example, in 2001, the growth in container shipping demand was only 2.5%, which was well below historical average growth rates. At the same time, the containership orderbook represented over 30% of the global containership fleet in terms of capacity at the start of the year. The impact of the differential between growth in demand and supply on the container freight market and the containership charter market was sharply negative, pushing rates acutely downwards in both cases.

The Containership Charter Market

Overview

As of June 1, 2005, CRS estimated that 1,769 containerships in the 3,463 strong fully cellular containership fleet were owned by charter owners such as Seaspan. The share of total capacity1 operated by the top 10 liner companies which was chartered increased from around 15% at the start of 1993 to more than 47% at the start of 2005, as liner companies have increasingly turned to other parties for capital investment in ships, and as increasing levels of funds (largely in Germany) have become available to charter owners for investment in new containerships. In terms of charter hire revenue, the containership charter market amounted to an estimated total value of $8.0 billion in 2003, and an estimated $13.7 billion in 2004,2 based on prevailing time charter rate levels. The value of the charter market as a whole, however, fluctuates with containership charter rates and is open to risks and limitations as discussed above.

1	Includes all container capable “liner” capacity.
2	Estimated total charter hire revenue before operating and financing costs, based on charter owner capacity, average $/day/TEU 6-12 month time charter rates across a range of containership types, and 360 days per year.

A substantial part of the containership charter market is focused on containerships of 4500 TEU or less, and the large majority of charter market activity in this sector is time charter1 business, with charter periods ranging from months to 3 years or more. However, in other instances, and generally in the case of larger Panamax and Post-Panamax containerships, the charter owner will contract a containership newbuilding at a shipyard, which is then chartered out to one of the major container shipping lines on a long-term time charter which could be anything up to 10 or 12 years in duration.

Charter owners have in general increased their share of the fleet in recent years, and have been responsible for a substantial share of containership capacity contracted, and investment in containerships. The table below shows the estimated investment in the containership fleet as a whole and by size sector, along with the share of estimated investment attributable to charter owners. In the five year period 2000-2004, charter owners invested on average $7.9 billion in new containership contracts each year. The estimated level of investment in containerships with capacity of 1000 TEU and above by charter owners exceeded $10.0 billion in both 2003 and 2004, indicative of the increasing role of charter owners in the overall provision of larger containership capacity. The value of investment in containerships, however, fluctuates with containership newbuilding prices, the development of which is open to certain risks and limitations in terms of the demand for new ships, and ship building industry fundamentals.

Estimated Investment In Containerships (in billions)

		2000	2001	2002	2003	2004
Feeder	Charter Owner	$0.5	$0.5	$0.4	$1.1	$1.3
0-999 TEU	Total	$0.5	$0.7	$0.5	$1.5	$1.5
	Charter Owner %	91%	71%	79%	74%	87%

Intermediate	Charter Owner	$3.1	$1.2	$0.3	$3.6	$5.0
1000-2999 TEU	Total	$4.0	$1.9	$1.0	$4.5	$6.6
	Charter Owner %	78%	63%	29%	81%	76%

Deep Sea	Charter Owner	$4.0	$1.9	$1.4	$9.8	$5.4
3000+ TEU	Total	$7.7	$4.2	$3.1	$18.0	$16.6
	Charter Owner %	52%	45%	44%	54%	32%

Total	Charter Owner	$7.6	$3.6	$2.0	$14.5	$11.7
	Total	$12.2	$6.8	$4.5	$23.9	$24.7
	Charter Owner %	62%	53%	45%	61%	47%

Note : Estimated investment based on capacity contracted and average per TEU newbuilding prices across a range of containership types. Based on best available historical ownership data.

Source: Clarkson Research, June 2005

Time Charter Rate Development

In the containership charter market, there has been significant upward movement in time charter rates in the period since the start of 2002. Demand for containership capacity driven by increases in global container trade has underpinned upward market movements, and the market has recovered from the falls seen in 2001 to levels beyond previous market highs. Containership economies of scale mean that the daily time charter rate per TEU for a larger containership is smaller than for a ship with lower TEU capacity. Estimated 6-12 month time charter rates2 for a theoretical 1700 TEU geared3 containership4 moved from an average of $8,025/day in 2002 to an

1	In which the charterer hires the vessel from the owner at a per day time charter rate.
2	Based on market assessments by H. Clarkson and Co. Ltd. brokers.
3	Geared vessels have their own cranes for the purpose of loading and unloading containers, while gearless vessels do not.
4	Based on a geared fully cellular ship, 1650-1750 nominal TEU.

average of $23,108/day in 2004. For a theoretical 2750 TEU gearless containership1 the equivalent rates have moved from an average of $10,700/day in 2002 to an average of $33,850/day in 2004. For a theoretical 3500 TEU gearless containership2 rates have moved from an average of $14,275/day in 2002 to an average of $35,361/day in 2004, and for a theoretical 4400 TEU gearless containership3 rates have moved from an average of $23,583/day in the second half of 2002 to an average of $43,375/day in 2004. As of the start of June 2005, the 6-12 month time charter rate for a 4400 TEU containership was approximately $49,000/day.

The time charter rate development series featured in the graph below do not cover the very largest containerships of 8000 TEU and above, or the smaller Post-Panamax ships. These vessels are not currently chartered on the “liquid”4 charter market. When owned by charter owners they are generally ordered as new and chartered out to containership operators on a long-term time charter in tandem with the arrangement of the newbuilding. As such, development of time charter rates for these ships do not form part of the transparent charter market, and assessments for standard deals cannot generally be meaningfully tracked.

1	Based on a gearless fully cellular ship, 2600-2900 nominal TEU.
2	Based on a gearless fully cellular ship, 3200-3600 nominal TEU.
3	Based on a gearless fully cellular ship, 4300-4500 nominal TEU.
4	The liquid market means the relatively transparent market in which containership chartering is generally conducted. Post-Panamax containership chartering is often connected to newbuilding arrangement, and is not always concluded as part of this market.

Along with the positive movements in containership charter rates during 2003 and 2004, the market has also seen an increase in average charter periods. A fixture is the term used to denote the agreement of a new charter, and the average period of reported fixtures1 moved from 11.2 months in January 2003 to 33.8 months in January 2005, reflecting the charter owners’ ability to push for longer charter periods in a strong market for ships. The average period across reported fixtures observed on the transparent charter market, however, is generally substantially shorter than the longer charter periods seen for many large containership newbuildings chartered by charter owners to liner companies.

During 2003 and 2004 the volume of reported fixtures was relatively high, but as demand continued to grow, and a greater number of ships were committed for longer periods than previously, the lack of supply caused the volume of fixtures to slow.

1	Reported fixtures for fully cellular containerships identified and collected by CRS.

The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. The graph below shows the development of containership newbuilding prices1 for three sizes of containership, expressed in dollars per TEU. Since early 2003 newbuilding prices have risen steadily. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $54.0 million at the start of June 2005. Over the same period, for a theoretical 4600 TEU containership the newbuilding price rose from $45.0 million to $82.0 million, while the newbuilding price for a theoretical 6200 TEU containership increased from $60.0 million to $105.0 million. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

The charter owner containership orderbook as of June 1, 2005, was 2.07 million TEU, representing 60.8% of the existing charter owner fleet in terms of capacity. For containerships with a capacity of 3000 TEU or greater, this figure stood at 83.0%. As of June 1, 2005, the charter owner orderbook contained 0.41 million TEU for delivery in 2005, 0.82 million TEU for 2006 delivery, and 0.52 million TEU for delivery in 2007. 0.32 million TEU of capacity is already on order for delivery in 2008 and onwards.

1	These newbuilding prices are based on market assessments by H.Clarkson & Co. Ltd. brokers. They can vary as to country of build, delivery date and ship specification.

As of June 1, 2005, estimated charter owner investment based on the containership orderbook was $28.0 billion. The table below shows the containership orderbook in terms of total estimated investment by charter owners.

Charter Owner Containership Orderbook & Estimated Investment

	Total Orderbook 000 TEU	By Year Of Delivery:
		2005 000 TEU	2006 000 TEU	2007 000 TEU	2008/09 000 TEU

Feeder—0-999 TEU	111.7	33.0	49.1	24.2	5.4
Intermediate—1000-2999 TEU	674.1	107.3	224.8	212.5	129.6
Deep Sea—3000 TEU & above	1,283.3	267.6	548.9	284.2	182.7

Total	2,069.1	407.8	822.8	520.9	317.6

% of current charter owner fleet TEU	60.8%	12.0%	24.2%	15.3%	9.3%

Estimated investment in billions	$28.0	$4.9	$10.5	$7.7	$4.9

Note : Estimated investment based on estimated contract prices where information not available.

Based on best available ownership data.

Source: Clarkson Research, June 2005

Competition

The charter market can be seen as competition between a number of classes of industry participants satisfying the demand for containership capacity. Charter owners compete against the liner companies themselves (operator owners such as Maersk Sealand, MSC and Evergreen), who own container carrying vessels for the services that they operate. This differs somewhat from the traditional tanker and bulkcarrier shipping sectors where owners are providing tonnage to charterers who are mainly cargo interests or operators, less inclined to take part in ownership. Containership owning liner companies are often significant corporate entities, while charter owners are often part of wider groups involved in activities such as ship financing, management or broking. Charter owners are numerous, with over 350 owning containerships as of June 1, 2005.

Top Containership Charter Owners by TEU Capacity

	ships	TEU	avg. size
NSB Niederelbe	74	267,223	3,611
E.R. Schiffahrt	54	228,994	4,241
Zodiac Maritime	44	170,993	3,886
Reederei C.-P. Offen	48	138,980	2,895
Costamare	43	137,048	3,187
NVA Norddeutsche	28	107,369	3,835
Rickmers Reederei	52	102,250	1,966
Danaos	25	101,970	4,079
Peter Dohle	47	99,343	2,114
F. Laeisz	24	82,466	3,436
Kaisho Shipping	14	82,416	5,887
Hanseatic Lloyd	23	71,099	3,091
Leonhardt & Blumberg	38	68,128	1,793
Ofer Group	22	67,647	3,075
Schulte Group	31	58,634	1,891
Gebab	20	56,625	2,831
Hansa Treuhand	14	53,192	3,799

	ships	TEU	avg. size
Hermann Buss	35	46,793	1,337
Seaspan Container Lines	9	46,686	5,187
Shoei Kisen	19	45,583	2,399
Klaus Oldendorff	23	39,409	1,713
Technomar	16	38,463	2,404
Ch. F. Ahrenkiel	18	37,832	2,102
Oskar Wehr	18	37,335	2,074
Schoeller	31	35,630	1,149

Source: Clarkson Research, June 2005.

Within the charter owner grouping, there is a range of types of shipowner. The largest share of the charter owner containership fleet is owned by German shipowners (examples in the table above include NSB Neiderelbe, E.R. Schiffahrt, and Reederei C-P Offen). German owners in total accounted for 59.6% of the fully cellular containerships in the charter owner fleet as of June 1, 2005 and 75.3% of the containerships on order to charter owners.

A large number of the ships owned by these companies have been financed by the German KG1 system, which allows tax benefits to private investors in certain ship owning companies. KG equity houses are generally responsible for collecting the funds. In some instances they are part of German shipowning and management groups, and in others they are separate operations working with external shipowning or management companies within Germany. While scheduled changes to the structure of the KG system in the next few years will eliminate the tax benefit (derived from accelerated asset depreciation) to investors, KG houses are expected to continue to promote significant investment in ships through the German tonnage tax system. Other identifiable charter owner groupings include Greek owners (examples in the table above are Costamare and Danaos), and also include companies using other financing schemes such as Scandinavian KS financing.

1	KG stands for ‘Kommanditgesellschaft’.

Container shipping demand growth in the future, while open to risks and limitations already detailed, will require the liner shipping companies to further grow their containership capacity. As a result, although that demand could be subject to risks and limitations, the provision of containerships to the market by charter owners maintains the potential for expansion in the future.

BUSINESS

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005 to acquire all of SCLL’s current containership business. Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to grow our business in order to increase distributable cash flow per share.

Upon the completion of this offering, we will acquire our initial fleet, consisting of eight 4250 TEU vessels and two 8500 TEU vessels from the VesselCos. In addition, we have entered into a purchase agreement with certain of the VesselCos to acquire an additional 13 new containerships as they are completed and delivered, over approximately the next 25 months. The additional 13 containerships will consist of eleven 4250 TEU and two 9600 TEU vessels being constructed by Samsung. Our contracted fleet will have approximately 116,900 TEU in capacity.

Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Our initial fleet is currently under time charters with China Shipping Group, a state-owned shipping conglomerate that operates across different regions, different sectors and different countries. China Shipping Group is the controlling shareholder of CSCL. China Shipping has subchartered these vessels to CSCL, its majority-owned subsidiary. These charters have an average remaining initial term of 9.1 years. Both China Shipping and CSCL are Chinese companies. CSCL, the 8th largest container shipping company in the world, is listed on the Hong Kong Stock Exchange and has a market capitalization of approximately $2.7 billion. CSCL primarily operates in the China trade routes, which in the past few years have experienced significant growth. The additional 13 vessels under construction are also subject to long-term, fixed-rate charters. Four of these vessels are chartered to China Shipping and nine are under time charters with CP USA, a subsidiary of CP Ships. CP Ships, a Canadian company and the 17th largest container shipping company in the world, is listed on the New York and Toronto Stock Exchanges and has a market capitalization of approximately $1.7 billion. CP Ships principally services the Transatlantic trade lanes. The charters with China Shipping may be assigned to a wholly-owned operating subsidiary of CSCL which then subcharters them directly to CSCL. China Shipping would only be released from its obligations under its charters if we consent to such assignment.

Our operations will be managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into a long-term management agreement pursuant to which our Manager and its affiliates will provide us with technical, administrative and strategic services. Our Manager is owned by trusts established for members of the Dennis Washington family and an entity owned by directors and officers of our Manager and SCLL. SCLL is primarily owned by an entity controlled by a director of SCLL and an entity that is a member of the Washington Marine Group. The Washington Marine Group is a group of companies engaged in marine transportation and ship building, and is affiliated with the Washington Companies. The Washington Companies invest in and operate railway, mining, environmental remediation, aviation technology and other infrastructure businesses in North America. Please read “Our Manager and Management Related Agreements” for a description of our Manager and of the material terms of the management agreement.

Our Fleet

Each vessel in our contracted fleet has been or is being built based upon standard designs from Samsung customized by SCLL and our Manager in consultation with the charterers of the vessels and two classification societies, Lloyd’s and Det Norske. These designs, which include certain technological advances, make our containerships efficient with respect to both voyage speed and loading when compared to many vessels operating in the industry. Our 8500 TEU vessels are capable of speeds of 25.3 knots on design drafts, making them among the fastest containerships. The average age of the ten vessels in our initial fleet is 1.9 years and upon scheduled delivery of the last vessel in our contracted fleet as of August 31, 2007, the average age of our contracted fleet will be 2.3 years. The following chart details the number of vessels in our fleet based on size as we take scheduled delivery:

Vessel Size	Upon Closing of Offering	Third Quarter 2005	Fourth Quarter 2005	Year Ending December 31,		Total
				2006	2007
4250 TEU Class	8	9	11	16	19	19
8500 TEU Class	2	2	2	2	2	2
9600 TEU Class	—	—	—	—	2	2

Operating Vessels	10	11	13	18	23	23

Capacity (TEU)	50,960	55,213	63,719	84,984	116,903	116,903

The table below provides additional information about our contracted fleet.

Our initial fleet consists of the following vessels:

Vessel Name	Size (TEU)	Time Charter (years)	Commencement of Charter	Options (years)	Charterer
CSCL Hamburg	4253	10	July 2001	2	China Shipping(1)
CSCL Chiwan	4253	10	September 2001	2	China Shipping(1)
CSCL Ningbo	4253	10	June 2002	2	China Shipping(1)
CSCL Dalian	4253	10	September 2002	2	China Shipping(1)
CSCL Felixstowe	4253	10	October 2002	2	China Shipping(1)
CSCL Oceania	8468	12	December 2004	3	China Shipping(1)
CSCL Africa	8468	12	January 2005	3	China Shipping(1)
CSCL Vancouver	4253	12	February 2005	—	China Shipping(1)
CSCL Sydney	4253	12	April 2005	—	China Shipping(1)
CSCL New York	4253	12	May 2005	—	China Shipping(1)

The additional 13 containerships currently under construction consist of the following vessels:

Vessel Name	Size (TEU)	Time Charter (years)	Options (years)	Charterer	Contractual Delivery Date
CSCL Melbourne	4253	12	—	China Shipping(1)	August 31, 2005
CSCL Brisbane	4253	12	—	China Shipping(1)	October 15, 2005
CP Kanha	4253	3+7(2)	2	CP USA	December 14, 2005
CP Corbett	4253	3+7(2)	2	CP USA	March 14, 2006
CP Dartmoor	4253	3+7(2)	2	CP USA	April 14, 2006
CP Jasper	4253	3+7(2)	2	CP USA	June 14, 2006
TMM Morelos(3)	4253	3+7(2)	2	CP USA	September 14, 2006
Contship Margosa(3)	4253	3+7(2)	2	CP USA	November 14, 2006
Lykes Victor(3)	4253	3+7(2)	2	CP USA	January 14, 2007
TMM Nuevo Leon(3)	4253	3+7(2)	2	CP USA	April 14, 2007
Contship Cassia(3)	4253	3+7(2)	2	CP USA	June 14, 2007
CSCL Zeebrugge	9580	12	—	China Shipping(1)	May 31, 2007
CSCL Long Beach	9580	12	—	China Shipping(1)	August 31, 2007

(1)	These vessels are subchartered to CSCL or its subsidiaries.
(2)	For these charters, the initial terms are three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP Ships elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(3)	CP Ships has announced that it plans to re-brand its container shipping services under the CP Ships name and we expect the names of these vessels will change.

The foregoing table indicates the delivery date for each vessel as stated in the relevant ship building contract. However, Samsung has delivered almost all of the vessels in our initial fleet prior to their contracted delivery dates and we expect that some of the vessels under construction may also be ready for delivery prior to their contracted delivery dates. Under the relevant ship building contract, any early delivery of a vessel requires that Samsung obtain the consent of the relevant VesselCo, which in turn will require our consent pursuant to our purchase agreement with the VesselCos. Please read “Acquisition of Our Contracted Fleet—Asset Purchase Agreement.”

The technical specifications of the three sizes of vessels in our fleet are as follows:

Size (TEU)	Service Speed (knots)	Length (meters)	Breadth (meters)	Engine (BHP)	Approximate Crew Size
4253	24.5	259.8	32.2	49,680	19
8468	25.2	334.0	42.8	93,120	22
9580	26.1	336.7	45.6	93,120	22

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•	Long-term, fixed-rate time charters. Each vessel in our contracted fleet is subject to a long-term, fixed-rate time charter. As a result, the revenues from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders only when we have concurrently entered into long-term time charters with our customers.

•	Full-service solutions approach to securing charters. We provide integrated solutions for customers that desire to add multiple vessels in order to enter new trade routes or materially expand existing trade routes. Our Manager has the ability to provide ship design, drawing approval, construction supervision and brokering services to our customers. We believe this full-service solutions approach benefits our container liner customers in the form of lower operating and maintenance costs and improved service levels.

•	Strong customer relationships. We have long-standing relationships with our current customers, CSCL and CP Ships. We have played an important role in their growth, and upon delivery of our contracted fleet, we expect our vessels will represent in excess of 15% of CSCL’s containership fleet and CP Ships’ containership fleet. Our relationship with CSCL provides us with exposure to the high-growth China trade market. We believe that we will continue to be a significant provider to these two major container liners as they continue to grow their businesses. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business.

•	Uniform and newly built fleet. Our fleet consists exclusively of ships that have been ordered based upon standard designs from Samsung and customized by SCLL and our Manager in consultation with the charterers of the vessels and two leading classification societies. The nineteen 4250 TEU vessels are sister ships and will be uniform in all material respects. In addition, all of our ships will have the same or similar equipment. This should provide us with significant efficiencies and economies of scale in operations, maintenance and crew training and provide our customers with efficiencies in stowage and scheduling.

•	Experienced management. Our chief executive officer and chief financial officer each have over 25 years of professional experience in the shipping industry. In addition, the core management from our Manager has experience with many companies in the international ship management industry, including China Merchants Group, Maersk Sealand, Neptune Orient Lines, American President Lines, Safmarine, Columbia Ship Management and Bell Ships. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. We were the first to order the 8500 TEU vessels and the 9600 TEU vessels. We also believe our Manager’s relationship with the Washington Marine Group will enhance our ability to identify and pursue future growth opportunities.

Our Business Strategies

We will seek to increase distributable cash flow per share by employing the following business strategies:

•	Pursue long-term, fixed-rate charters. We intend to continue to pursue long-term, fixed-rate charters, which provide us with stable future cash flows. Further, container liner companies typically employ long-term charters for strategic expansion into major trade routes while employing spot charters for shorter term discretionary needs. As container liner companies expand their services into these major trade routes, we believe that we will be well positioned to participate in their growth.

•	Expand our customer relationships. We intend to expand our relationships with CSCL and CP Ships, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

•	Make strategic acquisitions. We intend to increase the size of our fleet beyond our contracted fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share. Historically, SCLL and our Manager have acquired containerships at a time when the demand for newbuilding construction and associated newbuilding prices were low. We intend to continue this strategy to the extent market conditions permit, as it will enable us to minimize initial capital costs, enhance returns and reduce rechartering and residual value risk.

•	Concentrate on multiple vessel charters. We will continue to focus on entering into multiple vessel charters with our customers. We believe that container liner companies prefer the convenience of sourcing multiple vessel charters from a full-service provider rather than relying on multiple providers.

•	Maintain financial flexibility. We intend to pursue a financial strategy that aims to preserve our financial flexibility so that we will be able to pursue acquisition and expansion opportunities to take advantage of market conditions in the future. We intend to use cash from operations to pay dividends, as well as to reinvest in our business and acquire new vessels.

Time Charters

General

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage costs.

Each of the vessels in our contracted fleet is subject to a long-term time charter. The initial fleet that we will acquire upon completion of this offering, and four of the vessels of the additional 13 containerships that we have agreed to purchase over approximately the next 25 months, are currently subject to charters with China Shipping and are subchartered to its majority-owned subsidiary, CSCL. The remaining nine vessels (of the additional 13 containerships) that we have agreed to purchase are subject to charters with CP USA, a subsidiary of CP Ships. CP Ships has provided a guarantee of the obligations and liabilities of CP USA under each time charter.

We have two general forms of time charters; one, with respect to charters with China Shipping and the other, with respect to charters with CP USA. The following discussion describes the material terms common to both forms, as well as material terms unique to one of the general forms.

Initial Term; Extensions

The initial term for a time charter commences on the vessel’s delivery. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire, as described below. One of our charterers has a very specific right to terminate its charters prior to expiration of the original term, as described in more detail below.

The charter periods of our initial fleet chartered to China Shipping and subchartered to CSCL are as follows. Five of the charters for the 4250 TEU vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The charters for the remaining three 4250 vessels currently in operation and the two 4250 TEU vessels under construction have terms of 12 years. The two 9600 TEU vessels under construction are subject to charters with terms of 12 years.

The initial term of each of the time charters with CP USA is three years. CP USA has the right to extend each of the charters for up to an additional seven years in successive one-year extensions. Each one-year extension is automatic, unless CP USA provides written notice to the contrary to us not later than two years prior to the commencement of the respective extension period. If CP USA provides notice of its intention not to extend a time charter at the end of its initial three-year term, it must pay to us, at the end of the term, a termination fee of approximately $8.0 million. The termination fee declines by $1.0 million per vessel in years four through nine. If the term of a time charter is extended for the full ten years, CP USA has an option to extend the term for two additional one-year periods.

In the case of our charters with CP USA, while the initial term is only three years, we consider these charters to be long-term charters. Given that CP USA is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term, that the charter hire rates are substantially below those rates presently offered in the spot market and short-term time charter market, and that the charters automatically renew unless terminated upon two years prior notice, we believe it is likely that CP USA will extend the charters beyond the initial term.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire is payable, in advance, in U.S. dollars, as specified in the charter.

If a vessel’s speed is reduced as a result of a defect or breakdown of the hull, machinery or equipment, hire payments under all of our time charters may be reduced by the cost of the time lost and extra fuel consumed. Historically, SCLL has had no instances of hire rate reductions.

Under the time charters with China Shipping and subchartered to CSCL, the hire rate is payable in advance every 15 days at the applicable daily rate. Generally, the hire rate is a fixed daily amount which increases by a fixed amount at varying intervals during the term of the charter and/or any extension to the term.

Under the time charters with CP USA, the hire rate is payable monthly in advance at the applicable daily rate. The hire rate consists of two general components: a fixed hire rate component and a fixed payment for services. Pursuant to the management services agreement entered into by certain VesselCos with our Manager and CP USA, which will be assigned to us on completion of our purchase of the vessel owned by each such VesselCo, CP USA has agreed to make certain payments toward operating expenses directly to our Manager under the direction of those VesselCos. Both components are fixed for the first three years of the charters and for the seven extension years and increase for the two subsequent extension terms.

Operations and Expenses

Our Manager will operate our vessels and will be responsible for ship operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, if a vessel actually disposes of garbage, garbage fees and capital expenses, which include drydocking of the vessels. Please read “Our Manager and Management Related Agreements” for a description of the material terms of the management agreement. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, garbage fees, agency fees and commissions.

Off-hire

Under both forms of time charter, when the vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	drydocking for repairs, maintenance or inspection;

•	equipment breakdowns;

•	delays due to accidents;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our time charters with CP USA, if a vessel is delayed, detained or arrested for 30 consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel’s schedule, other than grounding, collision or similar causes, we must charter a substitute vessel and we must pay any difference in hire cost of the charter for the duration of the substitution. China Shipping and CSCL do not have similar rights under their charters with us.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel that includes maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Our Manager will provide these services to us pursuant to the management agreement between us. Please read “Our Manager and Management Related Agreements” for a description of the material terms of the management agreement.

Termination and Suspension

We are generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under our time charters with CP USA, if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and we are unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, CP USA has the right to terminate the time charter with respect to that vessel. China Shipping and CSCL do not have similar rights under their charters with us.

Change of Control

Under our time charters with CP USA, CP USA’s prior consent is required to any material change in our ownership or voting control. CP USA cannot unreasonably withhold such consent. China Shipping and CSCL do not have similar rights under their charters with us.

Sale of Vessels

Several of our time charters with China Shipping that are subchartered to CSCL allow us to sell the vessels under time charters to any party as long as the warranties under the time charters remain unaffected. The remaining time charters with China Shipping that are subchartered to CSCL allow us to sell the vessels under the time charters to any party as long as we obtain the charterer’s prior consent. China Shipping cannot unreasonably withhold such consent.

In the event we wish to sell one of the vessels under a time charter with CP USA, we must first notify CP USA and provide CP USA with an opportunity to purchase the vessel. If CP USA refuses to purchase the vessel or if we are unable to reach an agreement with CP USA within 14 days, we will be free to conclude a sale with another party subject to certain terms.

Charterers, Trade Routes and Goods Transported

CSCL is the 8th largest container shipping company in the world with over 280,000 TEU of capacity. CSCL is incorporated in China, is listed on the Hong Kong Stock Exchange and has a market capitalization of approximately $2.7 billion. Currently, CSCL subcharters all of the vessels in our initial fleet from China Shipping.

CP USA was formed pursuant to a merger with another subsidiary of CP Ships under the laws of the state of Delaware and is a subsidiary of CP Ships. CP USA will charter a total of nine of the vessels in our contracted fleet.

CP Ships is the 17th largest container shipping company in the world, with approximately 195,000 TEU of capacity. CP Ships is incorporated in the Province of New Brunswick, Canada, is listed on both the New York Stock Exchange and Toronto Stock Exchange and has a market capitalization of approximately $1.7 billion. CP Ships has provided a guarantee of the obligations and liabilities of CP USA under each time charter.

The actual voyage routes of our vessels are dependant on the demands of each of our charterers. Currently, CSCL employs the 4250 TEU vessels in trade routes between China and the west coast of North America, calling at certain major ports, including Long Beach and Oakland, California, Seattle, Washington and Vancouver, British Columbia and between China and the east coast of North America, calling at certain major ports, including Miami, Florida, Charleston, South Carolina and New York. The North American trade routes include various ports in China, such as Shanghai, Dalian, Ningbo and Xiamen, and major ports in other places, including Hong Kong and Pusan, Korea.

The 8500 TEU vessels are employed in trade routes between China, the Mediterranean and Europe, which include major ports such as Hamburg, Germany, Felixstowe, United Kingdom and Le Havre, France. These European trade routes also include various ports of call in China, such as Shanghai and Dalian. The North American trade routes also include various ports in China, such as Shanghai, Dalian, Ningbo and Xiamen, and major ports in other places, including Hong Kong, and Port Kelang, Malaysia.

The goods that are shipped by CSCL from China to North America include primarily consumer goods, including toys, electronics and clothing. The goods that are shipped from North America to China include primarily waste paper, metal scrap, wood materials and frozen foods. The goods that are shipped by CSCL from China to Europe include primarily furniture, toys, clothing, food, metal products, coffee and peanuts. The goods shipped from Europe and the Mediterranean to China include primarily machinery, industrial products, chemicals, sugar and waste paper.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containership service comes from a number of experienced shipping companies. Many of our competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. For a more detailed description of our competitive environment and the top containership owners by fleet, please read “The International Containership Industry—The Containership Charter Market—Competition.”

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We understand that all permits, licenses and certificates currently required to permit the vessels we have agreed to acquire to operate have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Some of the permits and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. We believe that we have obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, we believe that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will have no material adverse effect on the operation of our business.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and codes, and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships (MARPOL) imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. All of the vessels we have agreed to purchase are generally Annex VI compliant. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The operation of our vessels also will be affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea (SOLAS) to each ship with an SMS verified to be in compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of the operating vessels we have agreed to purchase is ISM code-certified.

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, as described below, apply to our vessels when they are in their waters and can add to the costs of operating and maintaining those vessels as well as increasing the potential liabilities that apply to spills or releases of oil or other materials or violations of the applicable requirements. What follows will describe these regulations.

United States

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including container ships, with respect to the fuel used to power such ships.

We intend to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

In addition, Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or threat of discharge of oil from the vessel due to operational activities or casualties. We are in the process of preparing plans to comply with the requirements of the CGMTA and OPA.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that require such coverage.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We intend to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

CERCLA

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified responsible parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million, unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

Ballast Water Management

In response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports, the U.S. Coast Guard requires mandatory ballast water management practices for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. In addition, a United States District Court has ruled recently that the United States Environmental Protection (or U.S. EPA) lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the Clean Water Act and ordered the U.S. EPA to repeal regulations it had adopted exempting discharges of ballast water from such permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering waters subject to the Clean Water Act’s jurisdiction would be required to have a permit to discharge ballast water. This could require the installation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters in the United States that are subject to this ruling. Additional federal legislation regarding invasive species has been introduced in the U.S. Congress but has not yet been enacted. If more stringent regulation is ultimately enacted, our management costs relating to invasive species could increase in the future.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act

The Canada Shipping Act, or CSA, applies to all vessels operating in Canadian waters and in the exclusive economic zone of Canada and establishes the primary regulatory and liability regime for oil pollution prevention and response. CSA requires ship owners to have an oil pollution emergency response plan and an arrangement with one of the approved pollution response organizations to provide equipment for responding to an oil pollution spill. Vessels must carry a certificate of compliance with the CSA. Failure of a vessel to comply with these requirements can result in a fine of up to C$250,000. CSA also makes it a strict liability offence to discharge a pollutant, including but not limited to, oil from a vessel. Maximum fines for marine pollution range from C$250,000 to C$1 million or imprisonment from six months to three years, or both.

CSA also provides the authorities with broad discretionary powers to enforce its requirements. The CSA authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offence has been committed.

Migratory Birds Convention Act

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada—United States treaty designed to protect migrating birds that cross North American land and water areas. MBCA prohibits the deposit of “any oil, oily wastes or other substances harmful to migratory birds in any waters or area frequented by migratory birds.” Maximum fines range from C$50,000 to C$250,000 or imprisonment from six months to five years, or both.

The Canadian Environmental Protection Act

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. In so far as the shipping industry is concerned, CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit.

Contravention of CEPA can result in maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both. The penalties may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offence are also recoverable. CEPA establishes civil liability for restoration of the environment, costs and expenses incurred relating to prevention or remedying environmental damage, or an environmental emergency. Limited defenses are provided but generally would not cover violations arising from ordinary vessel operations.

An Act To Amend The Migratory Birds Convention Act, 1994 and the Canadian Environmental Protection Act, 1999

An Act To Amend The Migratory Birds Convention Act, 1994, and the Canadian Environmental Protection Act, 1999 clarifies existing prohibitions, expands the investigative and enforcement powers of Environment Canada and provides the government with the ability to enforce the two statutes effectively in Canada’s Exclusive Economic Zone. The Act also creates or amends a number of strict liability offences. Other amendments effected by the Act include:

•	the extension to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, of the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits;

•	a provision allowing a foreign vessel to be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general;

•	an increased maximum fine of C$1 million or up to three years’ imprisonment, or both, for indictable offences and an increased maximum fine of C$300,000 or up to six months’ imprisonment for summary offences, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer;

•	for offences committed by a vessel in excess of 5,000 tons deadweight, a minimum fine of C$500,000 for an indictable offence and C$100,000 for a summary offence;

•	a provision that an offence can be committed by a person or a vessel; and

•	the grant to a court of the discretion, on application by a person who has incurred monetary loss as a result of an offence, to order the convicted party to pay compensation to that person.

The Act is now in force in Canada. If one of our vessels fails to comply with its provisions, it could have an adverse effect on us.

Fisheries Act

The Fisheries Act prohibits the “spill” of a deleterious substance in waters frequented by fish. The owner of a “deleterious substance,” the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to counteract, mitigate or remedy any adverse effects resulting from a spill and are subject to maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both.

Marine Liability Act

The Marine Liability Act implements the 1992 International Convention on Civil Liability for Oil Pollution Damage (the CLC or Civil Liability Convention) and the 1992 International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage (the IOPC or Fund Convention). The Marine Liability Act creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the Act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The Act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

Other Regions

Other regions of the world also have the ability to adopt requirements or regulations that may impose obligations on our vessels and may increase our costs to operate them. We cannot assure you that compliance with these requirements will not entail significant expenditures on our part. However, these requirements would apply to the industry as a whole and should also affect our competitors.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The VesselCos implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and we intend to do so in the future.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” that must be rectified by the ship owner within prescribed time limits. By increasing the resiliency of the underwater coatings of each vessel and marking the hulls to accommodate underwater inspection by divers, our initial fleet has qualified with each of the vessel’s respective classification societies for drydocking every five years.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Our lenders have a similar requirement. All of the operating 4250 TEU vessels we have agreed to acquire are certified as being “in class” by Det Norske. The operating 8500 TEU vessels we have agreed to acquire are similarly certified by Det Norske. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts. If the vessel is not certified on the date of completion of the vessel, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any container vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we will maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our contracted fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Loss of Hire and War Risks Insurance

We will maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels will each be covered up to at least fair market value with certain deductibles per vessel per incident. We will also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance. Under the terms of our credit facility, we will assign these insurance policies to our lenders and will be subject to restrictions on our use of any proceeds therefrom.

We will not obtain loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations. Subject to the “capping” discussed below, our coverage, except for pollution, will be unlimited.

Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Although not directly related to us, beginning in early 2001, the Washington Group International, Inc., or WGI, an entity in which Dennis Washington was a large shareholder and is currently a director, experienced a liquidity crisis. The crisis ultimately led to the commencement, on May 14, 2001, of reorganization cases for WGI and certain of WGI’s direct and indirect subsidiaries under Chapter 11 of the United States Bankruptcy Code. WGI reorganized and emerged from bankruptcy in January 2002.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

ACQUISITION OF OUR CONTRACTED FLEET

General

We will acquire our initial fleet from certain of the VesselCos, at the time of the completion of this offering, for a total purchase price of approximately $664.4 million. Over approximately the next 25 months, we expect to acquire an additional 13 containerships from the remainder of the VesselCos for an aggregate purchase price of approximately $849.3 million, as each of the containerships is delivered and passes inspection. Upon acquisition of all the vessels, our contracted fleet will consist of nineteen 4250 TEU vessels, two 8500 TEU vessels and two 9600 TEU vessels. Our contracted fleet will have a total of approximately 116,900 TEU in capacity.

Vessels Under Construction

General

Each of the additional 13 containerships under construction is being built by Samsung at its shipyard at Koje Island, South Korea, pursuant to a ship building contract with a VesselCo. These ship building contracts will not be assigned to us by the VesselCos prior to delivery and the VesselCos will be responsible for payments due under the ship building contracts. We have the right under our asset purchase agreement with the VesselCos to perform the obligations of a VesselCo, which will reimburse us for any amounts incurred therewith, in the event of a default or an anticipated default by a VesselCo under its shipbuilding contract with Samsung. The following discussion describes the material terms common to all of the ship building contracts.

Vessel Specifications

All of the vessels that will be delivered by Samsung are ocean going single screw diesel engine driven fully cellular containerships. Eleven of the vessels that have yet to be delivered by Samsung will have the same specifications as the 4250 TEU vessels. The remaining two vessels are expected to be, at the time of their delivery, the largest operating containerships in the world. Their container capacity is expected to be 9600 TEU each and they will each have a deadweight of not less than 108,330 metric tons. These vessels will be approximately 336.7 meters long, 45.6 meters wide and 27.2 meters deep.

Classification

All of the vessels are designed and are being constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s. It is proposed that the classification society for two for the 4250 TEU vessels, CSCL Melbourne and CSCL Brisbane, will be changed from Lloyd’s to Det Norske immediately on delivery.

Delivery

We will take delivery of each vessel under construction at the Samsung shipyard upon its completion and inspection and its purchase by the respective VesselCo. Each ship building contract provides the date by which the vessel is to be delivered to the shipyard. The scheduled delivery date for each of the additional 13 containerships on order is set out in a table under the heading “Business—Our Fleet.”

Delivery is effected upon acceptance by the relevant VesselCo of the vessel, in consultation with us, and by the concurrent delivery by each party of the protocol of acceptance and delivery. Title to and risk of loss of or damage to the vessel pass to the VesselCo upon delivery and acceptance of the vessel and, once accepted by the respective VesselCo, the vessel will pass to us within five business days pursuant to the terms of the asset purchase agreement.

Purchase Price

The purchase price from Samsung for each vessel differs by contract. Generally, the purchase price is fixed and not subject to change except in certain circumstances. The purchase price of the vessels includes payment for services in the design, inspection, tests, trials, survey and classification of the vessels but does not include the cost of certain items to be supplied by the relevant VesselCo under the terms of the contract. The price also includes costs and expenses for supplying all drawings and plans, designs, machinery, engines, equipment, fittings, outfittings, appurtenances, furniture, materials, parts, spares, articles and other things required by the specifications.

The purchase price is paid by the relevant VesselCo to Samsung in installments, the timing of which is related to various stages of construction, with the final payment being made on delivery of the vessel. Each installment paid by the relevant VesselCo to Samsung during construction, other than the delivery installment, is guaranteed by a refund guarantor. The refund guarantor for each of the vessels is an independent bank. If the relevant VesselCo is entitled to a refund of the purchase price under the terms of the ship building contract, and if Samsung fails to pay that amount to the relevant VesselCo within a specified period, the refund guarantor is obligated to pay that amount directly to the relevant VesselCo. In such cases, our obligation to purchase such vessel will be cancelled.

Any adjustments to the price are made on delivery of the vessels and in accordance with the terms of the contract. The purchase price will be adjusted for any agreed to modification or change in the specifications for the vessel, for the delayed delivery of a vessel or for a deficiency in the speed, fuel consumption, deadweight or container capacity in the constructed vessel. The purchase price under the asset purchase agreement will reflect such adjustments. An adjustment to the purchase price will not be made for permissible delay, which is a delay that results from an act beyond Samsung’s control, such as acts of God, fire or war.

Cancellation of Contract

Each of the ship building contracts allows the relevant VesselCo to cancel the contract in certain circumstances. For instance, if the permissible delay is excessive, if Samsung breaches the terms of a ship building contract in a certain manner, if a court declares bankruptcy against Samsung or if insolvency proceedings prevent Samsung from completing the vessel, the relevant VesselCo may exercise its cancellation right. If the relevant VesselCo so elects to cancel the contract, then Samsung is obligated to refund the full amount of the installments paid by the relevant VesselCo together with interest. In such a case, our obligation to purchase such vessel will be cancelled.

There are also certain circumstances in which Samsung may cancel a contract. For instance, if the relevant VesselCo defaults in payment of an installment of the purchase price, if the relevant VesselCo fails to pay the increased proportion of the purchase price resulting from a modification to or change in the specifications of the vessel or if the relevant VesselCo fails to take delivery of a vessel that has been built in accordance with the terms of a ship building contract, Samsung may exercise its cancellation right. We have the right under our asset purchase agreement with the VesselCos to perform the obligations of a VesselCo in the event of a default or an anticipated default by a VesselCo under its shipbuilding contract with Samsung, in which case, we have a right to be reimbursed by the VesselCo for the performance of such obligation. If Samsung elects to cancel a contract, Samsung may keep the installments already paid by the relevant VesselCo and may either complete the construction of the vessel and sell it or sell it in its incomplete state. In such cases, our obligation to purchase such vessel will be cancelled.

Involvement in Construction

The relevant VesselCo may have one or more representatives at the shipyard to supervise construction of each vessel and to act on behalf of the relevant VesselCo in connection with modifications to the specifications, approval of plans and drawings, attendance to tests, inspections and trials and any other matters for which the representative is authorized. The representative will be involved in the testing and inspection of the vessel in order to ensure that construction is performed in accordance with the terms of the contract and will consult with us regarding inspections and all material decisions to be made.

Warranty

For a twelve-month period that begins once a vessel has been delivered to its relevant VesselCo, Samsung guarantees each vessel in her entirety against all defects, omissions, shortages and non-conformity, defective or unsuitable materials or equipment, faulty design and/or performance or poor workmanship provided that such defects are not the result of an accident, ordinary wear and tear, misuse, negligence or willful neglect or omissions on the part of the owner, its employees or agents. The normal twelve-month guarantee period will be extended for various components of the vessel if the manufacturer’s or supplier’s guarantee for those components extends beyond the twelve-month period. Where Samsung remedies a defect covered by the warranty, the twelve-month warranty period will apply again to the replaced parts starting from the time the defect is remedied. All such warranties, to the extent assignable, will be transferred to us with our purchase of each vessel. The warranties under the ship building contracts with Samsung will be assigned if Samsung agrees. If Samsung does not agree, the respective VesselCo will enforce the warranties on our behalf.

Samsung will remedy at its cost any vessel defects that are guaranteed pursuant to the terms of the contract. Samsung is not responsible for any consequential loss, damage or expense incurred by the relevant VesselCo as a result of such defects. If the defect is recurring, Samsung is obligated to investigate its cause.

Pre-Delivery Financing

The VesselCos finance the payments due under the ship building contracts through advances under existing committed bank facilities established with syndicates of lenders for this purpose. These bank facilities are currently secured by liens on the vessels that will be discharged at the time of our purchase of each respective vessel.

Delivered Vessels

Our initial fleet was delivered to certain of the VesselCos from the shipyard in South Korea owned by Samsung, during a 46-month period ending May 27, 2005. All the vessels in our initial fleet are ocean going single screw diesel engine driven fully cellular containerships constructed by Samsung. Eight of the vessels already delivered have a container capacity of 4250 TEU each. Those vessels are 260.049 meters long, 32.250 meters wide and 19.300 meters deep and have a gross tonnage of 39,941 tons. The remaining two delivered vessels have a container capacity of 8500 TEU each. Those vessels are approximately 334.0 meters long, 42.8 meters wide and 24.6 meters deep. The gross tonnage of each vessel is 90,645 tons.

All of the vessels in our initial fleet were designed and were constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s. Immediately upon delivery of the eight 4250 TEU operating vessels, the classification society was changed from Lloyd’s to Det Norske. All of the vessels have been certified as being “in class” by their respective classification societies.

In our initial fleet, CSCL Oceania, CSCL Africa, CSCL Vancouver, CSCL Sydney and CSCL New York are each currently operating under the ship building contract warranty described above. The benefit of these warranties will be transferred to us, to the extent described above, as part of our acquisition of these vessels. The normal warranty period for CSCL Hamburg, CSCL Chiwan, CSCL Ningbo, CSCL Dalian and CSCL Felixstowe has expired.

Asset Purchase Agreement

We have entered into an asset purchase agreement with the VesselCos and SCLL to acquire our contracted fleet. The completion of the purchase of our initial fleet will take place concurrently with this offering. The completion of the purchase of each of the additional 13 containerships that are currently on order will take place over approximately the next 25 months following the date of delivery to, and acceptance by, a VesselCo of the vessel under its ship building contract with Samsung or such later date as may be mutually agreed. We will also acquire, as of the date of completion of the purchase of a vessel by us, an assignment of the time charter for that vessel, as well as all warranties and all other rights and benefits accruing to the VesselCo under the ship building contract for that vessel, to the extent Samsung agrees to such assignment. To the extent that such rights are not assignable, the relevant VesselCo will enforce such rights on our behalf. SCLL has agreed to cause each of the VesselCos to perform their obligations under the agreement.

We will acquire our initial fleet from certain of the VesselCos, at the time of the completion of this offering, for a total purchase price of approximately $664.4 million. We will pay the entire purchase price of the initial fleet and related assets from the proceeds of this offering and the concurrent sale of our subordinated shares. The purchase price for the additional 13 containerships and related assets is approximately $849.3 million. The purchase price for the additional 13 containerships and related assets will be funded with a portion of the net proceeds of this offering, together with borrowings under our credit facility and the proceeds of a future equity offering or offerings. We expect to raise approximately $156.8 million from a future equity offering or offerings within 18 months after the completion of this offering in order to complete the funding of the aggregate purchase price for the additional 13 containerships and related assets. Our obligation to purchase the additional 13 containerships is not conditional upon our ability to obtain financing for such purchases.

We have the option to issue up to $100 million of common shares as part of the purchase price for the last four of the additional 13 containerships. We must give 30 days’ prior notice to exercise this option. Those common shares will be valued at 95% of the initial public offering price of our common shares. The VesselCos are not obligated to accept the shares if we are in a material default under our credit facility. If the VesselCos do not accept the common shares in such a case, we are not obligated to purchase the respective vessel and are released from all liabilities except for certain out-of-pocket expenses. The option also terminates upon a change of control of us. Otherwise, the option is not revocable by the VesselCos. Assuming the final four vessels are delivered on their contractual delivery dates and the option is exercised on each such vessel, the common shares will be issued in the second and third fiscal quarters of 2007. Please read “Business—Our Fleet” for a description of the vessels to be acquired and “Our Credit Facility” for a description of the material terms of our credit facility.

The following table lists each of the VesselCos from which we have agreed to purchase our contracted fleet along with the vessel name, size in TEUs and charterer.

	Company Name	Vessel Name	Size (TEUs)	Charterer
1	CSCL Hamburg Shipping Company Limited	CSCL Hamburg*	4250	China Shipping(1)
2	CSCL Chiwan Shipping Company Limited	CSCL Chiwan*	4250	China Shipping(1)
3	CSCL Ningbo Shipping Company Limited	CSCL Ningbo*	4250	China Shipping(1)
4	CSCL Dalian Shipping Company Limited	CSCL Dalian*	4250	China Shipping(1)
5	CSCL Felixstowe Shipping Company Limited	CSCL Felixstowe*	4250	China Shipping(1)
6	Clorina Marine Company Limited	CSCL Oceania*	8500	China Shipping(1)
7	Elia Shipping Company Limited	CSCL Africa*	8500	China Shipping(1)
8	Vancouver Shipping Company Limited	CSCL Vancouver*	4250	China Shipping(1)
9	Tofino Shipping Company Limited	CSCL Sydney*	4250	China Shipping(1)
10	Nootka Shipping Company Limited	CSCL New York*	4250	China Shipping(1)
11	Nanaimo Shipping Company Limited	CSCL Melbourne	4250	China Shipping(1)

	Company Name	Vessel Name	Size (TEUs)	Charterer
12	Burrard Shipping Company Limited	CSCL Brisbane	4250	China Shipping(1)
13	Seaspan King Shipping Company Limited	CP Kanha	4250	CP USA
14	Seaspan Queen Shipping Company Limited	CP Corbett	4250	CP USA
15	Seaspan Knight Shipping Company Limited	CP Dartmoor	4250	CP USA
16	Seaspan Bishop Shipping Company Limited	CP Jasper	4250	CP USA
17	Seaspan Castle Shipping Company Limited	TMM Morelos(2)	4250	CP USA
18	Seaspan Pawn Shipping Company Limited	Contship Margosa(2)	4250	CP USA
19	Seaspan Ace Shipping Company Limited	Lykes Victor(2)	4250	CP USA
20	Seaspan Eagle Shipping Company Limited	TMM Nuevo Leon(2)	4250	CP USA
21	Seaspan Birdie Shipping Company Limited	Contship Cassia(2)	4250	CP USA
22	Hemlock Shipping Company Limited	CSCL Zeebrugge	9600	China Shipping(1)
23	Spruce Shipping Company Limited	CSCL Long Beach	9600	China Shipping(1)

(*)	Indicates delivered vessels.
(1)	These vessels are subchartered by CSCL or its subsidiaries.
(2)	CP Ships has announced that it plans to re-brand its container shipping services under the CP Ships name and we expect the names of these vessels will change.

We are acquiring the vessels on an “as is/where is” basis provided that the VesselCos’ provide representations and warranties as to the seaworthiness, adequacy and suitability for use in the business, compliance with the requirements of class and the classification society, freedom from encumbrances and good and marketable title of the vessels. We have the right to review the vessels’ records and classification surveys prior to delivery.

It is a condition of our purchase of each vessel that the relevant advances from the existing credit facility of the VesselCo transferring such vessel be repaid from the purchase price and the vessel be transferred to us free and clear of all liens and encumbrances, other than those incurred in to the ordinary course of the vessel’s operations. Security interests in the vessels granted under the VesselCos’ existing credit facilities will be discharged following repayment of advances made under the facilities.

Completion of the purchase of each vessel is also subject to obtaining all necessary consents to assignment to us of the time charter for the vessel and certain customary conditions. If there is a change of control of us prior to the delivery of the 13 additional vessels, our successor must post a letter of credit sufficient to satisfy the remaining obligations under the asset purchase agreement.

Each of the VesselCos has agreed that it will not exercise any rights or options granted under the time charter or any ship building contract to which it is a party without our prior written consent. Where the structure, design, specification, tonnage, speed or fuel consumption of a vessel is or will be materially changed from that set out in the relevant ship building contract and such change or the acceptance of such vessel requires the consent of the VesselCo pursuant to that ship building contract, we may not be able to withhold our consent if the charterer under the time charter for that vessel consents to the change and will accept the vessel without any reduction in charter payments. However, if the charterer refuses to accept the vessel without a reduction in charter payments, and a substantially similar replacement charter is not procured, we are under no obligation to purchase the vessel. If we do not purchase such vessel, the applicable VesselCo may purchase and operate the vessel subject to the terms of the omnibus agreement.

If for any reason one or more of the additional 13 containerships that are currently on order is not delivered by Samsung to the applicable VesselCo in accordance with the ship building contract, we are not obligated to purchase the vessel and the time charter for that vessel will be excluded from the transaction.

The historical cost to the VesselCos of our contracted fleet will be approximately $1.1 billion. This cost represents solely the purchase price payable under the ship building contracts between the VesselCos and Samsung. The historical cost does not include any additional pre-delivery costs or carrying costs, such as interest incurred and capitalized on pre-delivery debt.

MANAGEMENT

Directors and Executive Officers

The following table provides information about our directors and executive officers. The business address of each of our directors and executive officers listed below is Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong. Our telephone number at that address is (852) 2540 1686.

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. The term of the Class I directors expires in 2006, Class II directors in 2007, and Class III directors in 2008. Certain biographical information about each of these individuals is set forth below.

Name	Age	Position
Kyle Washington	35	Chairman of the Board of Directors
Gerry Wang	43	Chief Executive Officer and Director
Kevin M. Kennedy	46	Chief Financial Officer and Secretary
David Korbin	64	Director Nominee
Peter Lorange	62	Director Nominee
Peter S. Shaerf	51	Director Nominee
Milton K. Wong	66	Director Nominee

Kyle Washington.    Kyle Washington was appointed our Chairman of the Board in May 2005. Mr. Washington is responsible for the overall corporate strategy of the Washington Marine Group and is active in developing senior level customer, supplier, competitor and governmental relationships. Mr. Washington has been with the Washington Marine Group since 1994. Within the Washington Marine Group, he is a director and the Executive Chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. He is also a director and the Chairman of the Board of SCLL and each of the VesselCos. Mr. Washington is also a director and Chairman of our Manager and certain of its operating subsidiaries. Mr. Washington is also a director of Washington Canadian Ltd. Mr. Washington is a graduate of the University of Montana with a degree in business finance.

Gerry Wang.    Gerry Wang was appointed our Chief Executive Officer and Director in May 2005. Mr. Wang joined the Offshore Division of Seaspan International Ltd. in early 1990 and is currently a director, Chief Executive Officer and President of SCLL and each of the VesselCos. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his MBA degree from the University of British Columbia in Vancouver, BC, Canada.

Kevin M. Kennedy.    Kevin M. Kennedy was appointed our Chief Financial Officer and Secretary in May 2005. Mr. Kennedy is also a director of Seaboard Corp. (AMEX), and serves as the financial expert on their Audit Committee. From 1994 to 2001, Mr. Kennedy worked for the GE Capital Services Structured Finance Group Inc., where from 1999 to 2001 he served as the Managing Director and Head of Marine Financing. From 2001 to 2005, Mr. Kennedy served as a Partner in the Great Circle Fund LP, a private equity fund focused on the maritime industry. Mr. Kennedy has an MBA from Columbia University and a B.S., Nautical Science, from the U.S. Merchant Marine Academy.

David Korbin.    David Korbin will be appointed as a Director upon completion of this offering. Mr. Korbin presently works as a management and financial consultant. He has been a Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001, serving as Chair of the board of directors since 2004 and as Chair of the audit committee from 2002 to 2003. From 1992 to 2000, he served as director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Vancouver General Hospital audit committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a Chartered Accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992, he was managing partner of Deloitte Touche. Mr. Korbin was also on the National Board of both Deloitte Haskins and Sells and Deloitte Touche during his tenure as managing partner.

Peter Lorange.    Peter Lorange will be appointed as a Director upon or before the completion of this offering. Mr. Lorange has been President of IMD since July 1, 1993. He is Professor of Strategy and holds the Nestlé Chair. He was formerly President of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Christiania Eiendomsselskap A/S, S. Ugelstad Shipowners A/S, StreamServe Inc., Preferred Global Health, Zaruma Resources Inc. and Copenhagen Business School. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University, and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf.    Peter S. Shaerf will be appointed as a Director upon or before the completion of this offering. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 30 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. He also operated a small Caribbean liner service while working for a firm of British shipowners. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company that works extensively in the investment community. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corp (NYSE). Since May 2005, he has been a director of TBS International (NASDAQ), and since April 2002, a director of Trailer Bridge (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004. He is also a Director of The Containerization and Intermodal Institute and Vice- Chairman of the Government sponsored Short Sea Shipping Co-operative (“SCOOP”) and is a member of the Maritime Law Association. Mr. Shaerf received his B.A. in International Business Law from London Guildhall University in London, England.

Milton K. Wong.    Milton K. Wong will be appointed as a Director upon completion of this offering. Mr. Wong is also a director of Alcan Inc., Genome British Columbia, Pacific Salmon Endowment Fund Society, The Pierre Elliot Trudeau Foundation and The Canada-US Fulbright Program. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited and was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Law Doctorate from Simon Fraser University.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of Seaspan Management Services Limited and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly owned subsidiaries will provide us with technical, administrative and strategic services, pursuant to the management agreement.

Name	Age	Position
Kyle Washington	35	Chairman of the Board of Directors and Director of our Manager
Gerry Wang	43	Director of our Manager and Chief Executive Officer of Seaspan Ship Management Ltd.
Graham Porter	35	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	38	Chief Financial Officer of Seaspan Ship Management Ltd.
Peter Curtis	46	Vice President of Seaspan Ship Management Ltd.

Kyle Washington.    Kyle Washington was appointed Director and Chairman of our Manager in August 2005.

Gerry Wang.    Gerry Wang was appointed Director of our Manager and Chief Executive Officer of Seaspan Ship Management Ltd. in August 2005.

Graham Porter.    Graham Porter was appointed Managing Director, Deputy Chairman and Director of our Manager in July 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division, and is currently a director, Managing Director and Secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu.    Sai W. Chu was appointed Chief Financial Officer of Seaspan Ship Management Ltd., SCLL, each of the VesselCos and Seaspan Crew Management Ltd. in May 2005 after joining Seaspan Ship Management Ltd. as Corporate Controller in September 2004 and the Washington Marine Group as Corporate Controller in April 2004. Mr. Chu qualified as a Chartered Accountant in 1992 having articled with KPMG’s Vancouver office and also qualified as a Certified Management Accountant in 1990. From 1995 to 1998, he was the Assistant Corporate Controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America, which, at the time, was listed on the Toronto Stock Exchange. From 1998 to 1999, Mr. Chu was Manager, Financial Reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility, which is listed on the Toronto Stock Exchange. From 2000 to April 2004, he was Controller of Datawest Solutions Inc., a technology provider of banking and payment solutions, which, at the time, was listed on the Toronto Stock Exchange.

Peter Curtis.    Peter Curtis was appointed Vice President of Seaspan Ship Management Ltd. in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by Seaspan Ship Management Limited, a subsidiary of our Manager. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he joined a firm of consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as normal vessel type of projects. From 1991 to 1999, Mr. Curtis joined Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and Cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining Seaspan Ship Management Limited in 2001, Mr. Curtis was based in Cyprus for two years, with Columbia Ship Management as Technical Director. In 1981, he obtained a BSC Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

Executive Compensation

We were founded in May 2005. Other than the compensation paid to our chief financial officer since May 2005, we have neither paid any compensation to our officers nor incurred any obligations with respect to management incentive or retirement benefits for officers prior to this offering.

Compensation of Directors, Executive Officers and Key Employees

Following the completion of this offering, each independent member of our board of directors will receive an annual cash retainer of $60,000 payable in equal quarterly installments and pro rated for the initial term. Independent directors may be awarded equity incentive awards if we adopt a plan as described below. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive compensation for their services as directors.

Officers and key employees may be awarded cash bonus awards as well as equity incentive awards. Neither our board of directors nor the board of our Manager has offered any bonus or equity award or plan except what will be provided in the employment agreements between our Manager and each of Gerry Wang and Graham Porter, although they may do so in the future. Our board of directors expects, however, to adopt an equity incentive plan substantially as described below.

Equity Incentive Plan

Subsequent to the completion of this offering, we expect to adopt an equity incentive plan, which will entitle our officers, key employees and directors to receive restricted shares or options to acquire common shares. The terms of any equity incentive plan will be determined by our compensation committee and board of directors. Our board of directors will administer the proposed plan. The proposed plan will also provide for the issuance of share appreciation rights, dividend equivalent rights, restricted shares, unrestricted shares, restricted share units and performance shares.

Board Practice

While a number of the New York Stock Exchange’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. For example, we will, and will undertake with the New York Stock Exchange that we will have, a board of directors that will be comprised of a majority of independent directors. In addition, we will have an audit committee and a compensation committee comprised entirely of independent directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Certain Management Functions

Certain aspects of our operations, including the management of our fleet, will be performed by our Manager under the supervision of our board of directors. Our chief executive officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Our chief executive officer and others, including our Manager and its affiliated companies, will report to our board of directors regarding strategic, administrative and technical management matters.

Our officers and other individuals providing services to us may face a conflict regarding the allocation of their time between our business and the other business interests of our Manager and its affiliates. Our Manager intends to seek to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. For further details of the role of our Manager, please read “Our Manager and Management Related Agreements.”

Employment Agreement with Gerry Wang

Our chief executive officer has entered into an employment agreement with Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager. The employment agreement provides that Mr. Wang will receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager. We will reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Wang will be serving as the chief executive officer of SSML and as our chief executive officer. He will devote substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, the Manager will not terminate the chief executive officer without our prior consent, which shall not be unreasonably withheld.

Mr. Wang has acknowledged in the agreement that by virtue of his employment, he will owe fiduciary obligations to us and to SSML. In such case where our interests and those of SSML conflict, Mr. Wang will act in our best interests and such action or inaction in fulfilling his obligations in our respect will not be a breach of his employment agreement with SSML.

Mr. Wang has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that the Manager is prohibited from engaging in pursuant to the omnibus agreement. Please read “Our Manager and Management Related Agreements” for a full description of the terms of the omnibus agreement.

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that will provide us with strategic services pursuant to the management agreement. The agreement provides that Mr. Porter will receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We will reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Porter will be serving as the chief executive officer of Seaspan Advisory. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term.

Mr. Porter has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that the Manager is prohibited from engaging in pursuant to the omnibus agreement. Please read “Our Manager and Management Related Agreements” for a full description of the terms of the omnibus agreement.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

General

Our Manager, Seaspan Management Services Limited, is owned primarily by trusts established for members of the Washington family and an entity owned by directors and officers of both our Manager and SCLL. Our Manager and certain of its wholly owned subsidiaries will provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements.

Our Manager currently supervises the operation of a fleet of 13 vessels consisting primarily of containerships. Ten of these ships are owned by our predecessor, and after this offering, our Manager will continue to supervise these vessels for us. In addition to the ship management services provided to us, our Manager also provides or has provided assistance with ship design, drawing approval and construction supervision to a number of other vessel owning companies and container liner operators, including its affiliates.

As of June 30, 2005, our Manager and its subsidiaries employed approximately 284 seagoing staff and approximately 49 shore staff to run the ships primarily belonging to our predecessor. These employees will work primarily on our ships after this offering. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability, and reduced personnel work time accidents. These standards are achieved through staff competencies, strategic alliances with suppliers and class societies on training, and information links across a nearly homogeneous fleet. Examples of our Manager’s methods include the following:

•	development of an audited competency standard for seagoing staff;

•	standardization of equipment used throughout the fleet, which brings economies of scale, good familiarization by crew and streamlined logistical support;

•	implementation of voluntary vessel condition monitoring vetted by class (our Manager was the first in the world to achieve accreditation by Det Norske on its hull planned maintenance system);

•	direct recruitment of officers and ratings through an office in India that has supported the development of a culture of company loyalty and high retention of its employees; and

•	implementation of a system that rewards staff for avoiding off-hire incidents and for operating without accidents.

Our Manager’s personnel have experience in overseeing new vessel construction, vessel conversions and general marine engineering. The core staff of our Manager has worked in various companies in the international ship management industry, including such companies as China Merchants Group, Maersk Sealand, Neptune Orient Lines, American President Lines, Safmarine, Columbia Ship Management and Bell Ships. Our Manager’s staff has skills in all aspects of ship management, design and operations, including naval architecture, marine engineering, materials science, navigation, insurance, budget management, safety and environment, commercial management and human resource management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. Our crews are directly selected by our Manager and hired by its crew management affiliate, Seaspan Crew Management Ltd. In all training programs, our Manager places an emphasis on safety, and regularly trains its crew members and other employees in order to ensure that our high standards can continuously be met. Shore-based personnel and crew members are trained to be prepared for, and are ready to respond to, emergencies related to life, property or the environment.

Each vessel in our contracted fleet has been or is being built based on standard designs from Samsung customized by SCLL and our Manager in consultation with the charterers of each vessel and with Lloyd’s and Det Norske, and the construction of the vessels is overseen by our Manager in consultation with us. Our Manager maintains a site office at Samsung’s shipyard in South Korea, where our Manager’s personnel, who have experience in ship building and project management, assist in the development and design refinements of our vessels on a daily basis. We believe our vessel designs, which include certain technological advances, will make our containerships some of the most efficient in the industry. Unlike other container shipping fleets, our contracted fleet will be consistent in design across all vessels of the same size. We believe this enables our Manager to maximize efficiencies that arise from operating, and training our crews to operate, a fairly standard fleet of vessels with consistent capabilities.

Our Manager is required to perform its services in a commercially reasonable manner and will not engage in fraud, willful misconduct or act in a reckless or grossly negligent manner in performing its duties. Our Manager is responsible for and will indemnify us for damages resulting from its obligations or liabilities under the agreement, breaches of the agreement, fraud, willful misconduct, recklessness or gross negligence of our Manager or certain agents (other than the crew) or affiliates of the Manager in the performance of the Manager’s duties.

Our Manager has agreed not to dispose of those wholly owned subsidiaries that provide services to us pursuant to the management agreement.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with substantially all of our services, which include the following:

•	technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business (provision of technical services and related costs will be paid for by the Manager at its cost and in return for its technical services, the Manager will receive the fixed daily technical services fee);

•

administrative services, which include, in each case, at the direction of our board of directors, assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the SEC pursuant to the Exchange Act), assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•	strategic services, which include chartering our vessels, managing our relationships with our charter parties, chartering, locating, purchasing, financing and negotiating the purchasing and selling of our vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working closely on the integration of any acquired business, supervising the design and construction of new buildings, arranging for the grant to us of a license to use the tradename “Seaspan” and associated logos, and such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Our Manager is responsible for paying for all costs associated with the provision of technical services but will not be responsible for certain “extraordinary costs and expenses”, which shall consist of repairs for accidents; non-routine drydocking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We will carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them.

Reporting Structure

Our chief executive officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Pursuant to his employment agreement, our chief executive officer will devote substantially all of his time to us and our Manager on our business and affairs. Our Manager will report to our board of directors through our chief executive officer and operate our business. Our board of directors and our chief executive officer and chief financial officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our chief executive officer and chief financial officer will utilize the resources of our Manager to run our business. Our chief financial officer is employed by us and will devote all of his time to our matters.

Compensation of Our Manager

In return for its technical management of our ships our Manager will receive a daily fixed fee per vessel payable on a monthly basis. The initial fixed fees are $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. We believe these are fair market fees. These initial fixed fees will be in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years, provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee. If our Manager and the board of directors are unable to reach an agreement an arbitrator will determine the fair market fee. In the event that we acquire an additional vessel, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement an arbitrator will determine the fair market fee.

In return for providing us with strategic and administrative services, our Manager will be entitled to a service fee not exceeding a maximum of $6,000 per month, and to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. Our Manager will provide these services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreement provides that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

In connection with providing us with strategic services, our Manager will acquire 100 incentive shares for $1,000. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share. Please read “—Our Manager’s Incentive Shares” for more information regarding our Manager’s incentive shares. As discussed in more detail below in “—Term and Termination Rights,” under the terms of the management agreement we have the right to reacquire the incentive shares from our Manager at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the management agreement will expire on December 31, 2025. If not terminated, the management agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

Our Termination Rights.    We may terminate the management agreement under any of the following seven circumstances:

•	First, if at any time the Manager materially breaches the management agreement and the matter is unresolved after a 90-day dispute resolution, referred to as “Manager Breach.”

•	Second, if, after the fifth anniversary of this offering, (1) there are six consecutive quarters in which we do not generate sufficient operating surplus to pay the base dividend on the common shares and we do not pay the base dividend on the common shares from operating surplus and (2) a majority of the outstanding common shares and subordinated shares, voting together as a single class, elect to terminate the management agreement.

•	Third, if at any time (1) our Manager has been convicted of, or has entered into a plea bargain or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to us and (2) a majority of the outstanding common shares elect to terminate the management agreement, referred to as “Manager Cause.”

•	Fourth, if at any time our Manager experiences certain bankruptcy events.

•	Fifth, if any person or persons other than the owners of the Manager at the time of this offering and their affiliates control a majority of the voting or economic control of our Manager and we do not consent to the change of control, which consent shall not be unreasonably withheld.

•	Sixth, if in the fourth quarter of 2019, two-thirds of the independent members of the board of directors elect to terminate the management agreement, which termination shall be effective on December 31, 2020. This right is referred to as our “early termination right.”

•	Seventh, if we provide notice in the fourth quarter of 2024, which termination is effective on December 31, 2025. This right is referred to as “our optional termination right.” If the management agreement extends pursuant to its terms as described above, we can elect to exercise our optional termination right in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

If we elect to terminate the management agreement upon any of the first through the fifth circumstances, then we may elect at any time of termination to purchase the Manager’s incentive shares for $100. If we elect to terminate under the sixth or seventh circumstances, our Manager shall continue to be entitled to receive dividends on the incentive shares for a five-year period from the date of termination in accordance with their terms.

Our Manager’s Termination Rights.    The Manager can terminate the agreement prior to the end of its term under either of the following two circumstances:

•	First, after the fifth anniversary of this offering on twelve months notice. Upon this termination, the non-competition agreement limiting Seaspan International Ltd.’s, or Seaspan International, Norsk Pacific Steamship Company Limited’s, or Norsk, and our Manager’s ability to compete with us will continue for two years following such termination. At our option, the Manager shall continue to provide technical services to us at market rates for up to an additional two-year period from termination, provided that the Manager or its affiliates continue in the business of providing such services to third parties for similar types of vessels. This right is referred to as our Manager’s optional termination right.

•	Second, if at any time we materially breach the agreement and the matter is unresolved after a 90-day dispute resolution, referred to as “Company Breach.”

If the Manager elects to terminate the agreement under the first circumstance, we may at the time of termination purchase the incentive shares for $100. If the Manager elects to terminate under the second circumstance described immediately above, then the incentive shares shall continue to be entitled to receive dividends for a five-year period from the date of termination in accordance with their terms.

Termination After Our Change of Control.    The management agreement will terminate automatically immediately after a change of control (as defined below) of us. After a change of control, we may elect to purchase the incentive shares for the value described below or the Manager may elect to cause us or our successor to purchase the incentive shares at such value.

The value of the incentive shares for this purpose will be determined as follows:

•	upon either party’s electing its right to purchase or sell the incentive shares, each party shall select an independent investment bank or other qualified appraiser, which shall be subject to the consent of the other party, which consent shall not be unreasonably withheld;

•	each investment bank or other qualified appraiser shall determine the value of the incentive shares within 45 days assuming that they have a term that ends five years from the date that we can terminate under our optional termination right;

•	each investment bank or other qualified appraiser shall disregard any potential increases or decreases to the size of our fleet unless there is a written agreement for the purchase or sale of vessels that has been approved by our board of directors;

•	each investment bank or other qualified appraiser shall disregard any impact caused or created by the change of control transaction, including any change in management; and

•	the purchase price shall equal the average of the two determined values.

“Change of control” means the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to certain owners and affiliates of our Manager;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act), other than certain owners and affiliates of our Manager, becomes the beneficial owner, directly or indirectly, of more than a majority of our voting shares, measured by voting power rather than number of shares;

•	if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, commit an act of bankruptcy, are adjudged or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

•	we consolidate with, or merge with or into, any person (other than certain owners and affiliates of our Manager), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding common and subordinated shares are converted into or exchanged for cash, securities or other property, or receive a payment of cash securities or other property other than any such transaction where our common and subordinated shares are outstanding immediately prior to such transaction are converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date immediately after the completion of this offering; or

•	was nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of this offering or whose nomination or election was previously so approved.

Our Manager’s Incentive Shares

Dividends will be paid on our Manager’s incentive shares only if the quarterly dividend on our common and subordinated shares from operating surplus is greater than specified targets. The incentive shares are not entitled to receive liquidating dividends. In general, quarterly dividends from operating surplus will be paid on common, subordinated and incentive shares in the following manner:

•	first, 100% of dividends to all common shares, pro rata, until they have received the base dividend of $0.425 per share;

•	second, 100% of dividends to all common shares, pro rata, until they have received the unpaid arrearages in the base dividend for all prior quarters during the subordination period;

•	third, 100% to all the subordinated shares, pro rata, until they have received the base dividend;

•	fourth, 100% of incremental dividends to all common shares and subordinated shares, pro rata, until each share receives $0.485 per share;

•	fifth, 90% of incremental dividends to all common shares and subordinated shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.550 for that quarter;

•	sixth, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

•	after that, 75% of incremental dividends to all common shares and subordinated shares, pro rata and 25% of incremental dividends to the incentive shares.

The following table further details this allocation among the common, subordinated and incentive shares:

		Allocation of Incremental Operating Surplus Paid as a Dividend
	Quarterly Common and Subordinated Share Dividend Target Amount	Common and Subordinated Shares	Incentive Shares
Below First Target	up to $0.485	100%	0%
First Target	above $0.485 up to $0.550	90%	10%
Second Target	above $0.550 up to $0.675	80%	20%
Third Target	above $0.675	75%	25%

The table below illustrates the percentage allocations of operating surplus distributed between the common shares, subordinated shares and the incentive shares as a result of certain quarterly dividend amounts per common and subordinated share. The amounts presented below are intended to be illustrative of the way in which the incentive shares are entitled to an increasing share of dividends based on the target dividend levels described above as total dividends increase. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common and Subordinated Share	Common and Subordinated Share Dividend as Percentage of Total Dividends	Incentive Share Dividend as Percentage of Total Dividends
$0.485	100.00%	0.00%
$0.550	98.70%	1.30%
$0.675	94.61%	5.39%
$0.750	92.20%	7.80%
$1.000	87.20%	12.80%

Please read “Description of Capital Stock—Dividends” for a more detailed description of dividends from operating surplus.

Omnibus Agreement

We have entered into an agreement with our Manager, certain of our Manager’s subsidiaries which provide services to us, Norsk, a company within the Washington Marine Group, and Seaspan International, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The following discussion describes the provisions of the omnibus agreement.

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and will cause their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of the management agreement, except as provided below. In the event that the management agreement is terminated for Manager Cause or Manager Breach or if our Manager elects to terminate the management agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. The non-competition agreement will not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

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acquiring and subsequently operating assets that are within the definition of containership business as part of a business if a majority of the fair market value of the acquisition is not attributable to the containership business. However, if at any time a party completes such an acquisition, it must offer to sell the assets that are attributable to the containership business to us for their fair market value plus any additional tax or other similar costs to the acquiring party that would be required to transfer such assets to us separately from the acquired business;

•	solely with respect to Seaspan International, acquiring and subsequently operating assets that are within the definition of containership business that relate to discussions, negotiations or agreements that occurred prior to the date of this offering; provided, however, that Seaspan International must offer to sell the assets to us within one year from the acquisition date valued at their “fully built-up cost,” which represents the aggregate expenditures incurred by Seaspan International to acquire and bring such assets to the condition and location necessary for our intended use;

•	collectively with Gerry Wang, Graham Porter and the controlled affiliates of Seaspan International, Norsk and our Manager, acquiring up to a 9.9% equity ownership, voting or profit participation for investment purposes only in any publicly traded entity that is engaged in the containership business;

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after the management agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1,000 TEU; or

•	providing technical ship management services relating to containerships.

If Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us or our subsidiaries) engage in the containership business pursuant to the exceptions described in the first, second or fifth bullet above, it may not subsequently expand that portion of its business. At the time of this offering, none of Seaspan International, Norsk or our Manager are in violation of the non-competition agreement.

Pursuant to his employment agreement with our Manager, our chief executive officer is subject to the terms of a non-compete provision substantially the same as the non-compete provision that is applicable to our Manager for the term of the employment agreement, and (a) for so long as Mr. Wang is employed by the Manager, the period that our Manager is subject to the omnibus agreement, or (b) two years from the date of termination if the services provided by Mr. Wang to our Manager are terminated by either our Manager or Mr. Wang in accordance with the terms of the employment agreement. We have a right under the terms of the employment agreement to enforce directly this non-compete agreement.

Pursuant to his employment agreement with our Manager, Graham Porter is subject to the terms of a non-compete provision substantially the same as the non-compete provision that is applicable to our Manager for the term of his employment agreement and for a period of two years from the date of such termination. We have a right under the terms of the employment agreement to enforce directly this non-compete agreement.

Rights of First Offer on Containerships

Our Manager and Seaspan International and their controlled affiliates have agreed to grant us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer will not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer will be in effect during the term of the management agreement and, unless termination is for Company Breach or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

Prior to any disposition of assets that fall within the definition of containership business, Seaspan International, our Manager and their controlled affiliates, as appropriate, will deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer or disposition of the assets. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Seaspan International, our Manager or their controlled affiliates, as appropriate, to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, Seaspan International or our Manager, as the case may be, will be able within the next 180 days to sell, transfer or dispose of such assets to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the selling party than those offered pursuant to the written notice.

Our Manager and Seaspan International shall have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of the management agreement and extending for a period of two years, unless such termination is for Manager Cause, Manager Breach or the Manager exercises its optional termination right, in which case such right of first offer shall not apply.

RELATED PARTY TRANSACTIONS

Agreements Governing the Transactions Not Arm’s-Length

We, our Manager and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation, this offering and the application of the proceeds from this offering. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with this offering will be paid from the proceeds of this offering. In accordance with our conflicts of interest policy, all material related party transactions effected after this offering will be subject to approval by a majority of the independent directors on our board of directors.

Registration Rights Agreement

We have agreed to register for resale on a shelf registration statement under the Securities Act of 1933, as amended, or Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of the holding period as described in “Shares Eligible for Future Sale” and the VesselCos if we exercise our right to issue to them common shares as part of the purchase price for the vessels if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Shares Eligible for Future Sale.”

Management Related Agreements

For a description of our management agreement and omnibus agreement, please read “Our Manager and Management Related Agreements.”

Asset Purchase Agreement

For a description of our asset purchase agreement, please read “Acquisition of Our Contracted Fleet—Asset Purchase Agreement.”

Sale of Subordinated Shares

Concurrently with this offering, we are selling 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a purchase price per share equal to the initial public offering price of our common shares.

Loans from SCLL

SCLL has made an intercompany loan to us of $3.0 million to serve as collateral under the swap agreements prior to the closing of this offering. These amounts will be returned to us, and we will repay the loan to SCLL, upon the closing of the credit facility. In addition, SCLL has made a $0.5 million loan to us to cover certain pre-offering expenses, such as our chief financial officer’s salary, administrative expenses and travel expenses. The $0.5 million loan will be repaid to SCLL upon completion of this offering.

OUR CREDIT FACILITY

We have entered into a $1.0 billion secured loan facility agreement with certain lenders, including Citibank, N.A., Credit Suisse, DnB Nor Bank ASA, Landesbank Hessen-Thuringen and Fortis Capital Corp. This credit facility will be used in part to fund our acquisition of the contracted fleet from the VesselCos and any additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the contracted fleet and any additional containerships we may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Additionally, the amount that can be advanced to us at any one advance under Tranche A is restricted, in the case of our initial fleet, to the lower of $450.0 million and a percentage of the market value of the vessels in respect of which such advance is being made and, in the case of our additional 13 vessels, to the lower of $750.0 million, when aggregated with other Tranche A loans, and a percentage of the market value of the vessel in respect of which such advance is being made. In the case of Tranche B, there are additional requirements based on the market value of the vessel, the amount of TEU capacity of the vessel and the price at which we acquired the vessel. The market value of any vessel is generally determined as the average of two independent valuations on a charter-free basis and assuming an arm’s length sale on normal commercial terms. In certain circumstances, the market value of any vessel is determined as the aggregate of the present value of the bareboat equivalent charterhire rate for the remaining term of the charter and the present value of the depreciated market value of such vessel at the end of the term of the charter and assuming a useful economic life of 25 years and a specified scrap value for that vessel.

Tranche A will be used to fund our acquisition of the contracted fleet while Tranche B will be used to fund our acquisition of any additional new or used containerships we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels comprising the contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our contracted fleet, if any. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

Each drawdown is subject to a number of conditions precedent, including that on both the date of the request and the date of any borrowing under the tranche, the representations made by us under the facility agreement are correct in all respects and no event of default or potential event of default is outstanding or would be outstanding as a result of the drawdown.

Our credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. The margin at any particular date will be based on certain “loan to value ratios.” The “loan to value ratio” as of any particular date is the ratio of the aggregate principal amount of outstanding advances under our credit facility as of that date, less any cash collateral in bank accounts or cash equivalents secured in favor of the lenders, to the aggregate of the market values (as determined on a charter-free basis by the average of two independent appraisers) of those vessels actually delivered. We have entered into hedging arrangements to manage our interest rate exposure from the floating rate under our credit facility. Set forth in the table below is the margin that will apply to the applicable loan to value ratio.

Loan to Value Ratio	Margin
Less than 30.01%	0.75
30.01% to 35%	0.80
35.01% to 40%	0.85
40.01% to 45%	0.90
45.01% to 50%	0.95

Loan to Value Ratio	Margin
50.01% to 55%	1.00
55.01% to 60%	1.05
60.01% to 65%	1.10
65.01% to 70%	1.15
More than 70%	1.25

Our credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A and $6,250,000 in respect of Tranche B, starting five years and three months from the earlier of the date of the delivery of the last vessel in our contracted fleet and December 31, 2007. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, we are required to prepay all outstanding advances or a portion thereof in the following circumstances:

•	if upon the sale or total loss of a vessel we do not replace the vessel with a vessel of equal or greater value and the same or similar remaining useful life as determined by the lenders;

•	if it becomes unlawful in any jurisdiction for a lender to perform any of its obligations under the loan agreement or any finance document or to maintain its participation in the facility and the parties are unable to agree on the amendments required to avoid the effect of any such unlawfulness;

•	if following the completion of this offering a person or an entity, other than Gerry Wang, Graham Porter and certain members of the Washington family, affiliates of such persons or trusts established for their benefit acquires greater than 50% of our issued and outstanding shares measured in terms of voting power;

•	if there is a change of control of any charterer and the lenders are of the opinion, acting reasonably, that our ability to meet our obligations under the credit facility have been materially and adversely affected by the change of control and we are not able to obtain a suitable substitute charter;

•	if a majority of the charters associated with either of CP USA or China Shipping terminates or expires and we do not procure, within 90 days of such termination or expiration, suitable replacement charters with a term at least until the final maturity date of the credit facility, we will be required to either prepay all outstanding advances for the relevant vessel so that the aggregate of the market values of all of the vessels actually delivered is not less than 150% of the aggregate principal amount of the outstanding advances for all delivered vessels or provide additional security acceptable to the lenders so as to achieve such loan to value ratio; and

•	if a charter in relation to which a charter termination fee is payable terminates and we do not procure, within ninety days of such termination, a suitable replacement charter, reasonably acceptable to the lenders, with a term at least until the final maturity date of the credit facility, we will be required to either prepay the outstanding advances for the relevant vessel using the charter termination fees received and other funds as required so that the ratio of the aggregate principal amount of the outstanding loans to the aggregate of the latest market value of all the vessels delivered, or of the relevant vessel, is not greater than 60% or we will be required to provide additional security acceptable to the lenders so as to achieve such loan to value ratio.

Amounts outstanding under our credit facility may be prepaid in whole or in part at our election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

Our credit facility provides that the borrowings thereunder will be secured by the following, among others:

•	a first-priority mortgage on our contracted fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of our time charters and earnings;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention account; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains financial covenants requiring us, among other things, to ensure that:

•	our tangible net worth (the adjusted amount paid up or credited as paid up on our share capital less intangible assets as further defined in the credit facility) will always exceed $450.0 million;

•	our interest and principal coverage ratio (earnings before interest, taxes, depreciation and amortization to interest and principal payment expense) will at all times be greater than or equal to 1.1 to 1.0;

•	our net interest coverage ratio (earnings before interest, taxes, depreciation and amortization to net interest expense) will at all times be greater then 2.5 to 1.0;

•	if one or both of CSCL and CP USA defaults under 51% or more of the applicable time charters and no suitable replacement charters are procured within 90 days of such default, the market value of the fleet will not be less than 150% of all outstanding advances;

•	if more than 50% of the fleet (assessed by value) is subject to charters with a remaining term of one year or less, we must have minimum liquidity (cash and cash equivalents held by us) of not less than $25.0 million; and

•	our total debt must at all times be less than 65% of our total assets, as defined in the credit facility, which include, generally, the current book value of all vessels owned or leased with a purchase option, cash, certain marketable securities and receivables, and the book value of all other non-shipping assets shown in our latest financial statements.

For the purposes of our credit facility, our “total debt” means the outstanding amount of principal of any monies borrowed, acceptance, bond, note, debenture, loan stock or other similar instrument, the capitalized element of indebtedness under a finance or capital lease, indebtedness in connection with a sale or discounting of receivables or arising from any deferred payment arranged for the purpose of financing, any fixed or minimum payment on a redemption of any bond, note, debenture, loan stock or similar instrument, any indebtedness arising from a transaction which has the commercial effect of borrowing or any guarantee against financial loss of another person.

Our credit facility contains general covenants including covenants requiring us to maintain adequate insurance coverage, provide our facility agent with copies of financial statements, notify the lenders of any event of default, obtain and comply with any necessary authorizations, comply with all applicable laws where the failure to comply is reasonably likely to have a material adverse effect, maintain the classification and repair of the fleet in accordance with industry practice, lawfully and safely operate the fleet, discharge any liabilities and arrest of any containerships in the fleet within 30 days, provide the lender with information in respect of any total loss, class recommendation and environmental claims and comply with ISM Code and ISPS Code.

Our credit facility contains restrictive covenants that prohibit us from, among other things: substantially changing the general nature of our business, changing the flag, class or management of our vessels without the lenders’ consent, participating in mergers with other entities, releasing proceeds of insurance in respect of a vessel without the prior approval of the lenders in amounts equal to or greater than $20.0 million and paying dividends if an event of default has occurred and is continuing.

We are also prohibited from incurring any additional indebtedness or issuing any guarantees in respect of other financial indebtedness of any person to be secured against any of the assets over which our lenders are to have security.

In addition, each of the following events with respect to us, in some cases after the passage of time or notice or both, will be an event of default under our credit facility:

•	non-payment of amounts due under our credit facility unless due to administrative delay and cured within 3 business days;

•	default by us, other than payment default, under any material provision of the loan agreement or security document, except, in the case of a default capable of remedy in accordance with the facility, a default remedied within 30 days of the earlier of notice to us and discovery;

•	breach of a material representation or warranty not remedied within 30 days of the earlier of notice to us and discovery;

•	cross-default of other indebtedness of $25.0 million or greater;

•	an event of insolvency or bankruptcy;

•	failure to pay a final judgment or court order;

•	cessation of business;

•	any attachment, sequestration, distress, execution or analogous event affecting our assets having an aggregate value of $25.0 million that is not discharged within 30 days;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility or a related finance document;

•	invalidity of a security document in any material respect or if any of those security documents ceases to provide a perfected first priority security interest; and

•	if an event of default is outstanding, the lenders may cancel the credit facility and/or declare the outstanding amounts due and payable.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common and subordinated shares that will be owned upon the consummation of the offering by:

•	each person known by us to be a beneficial owner of more than 5% of the common or subordinated shares;

•	each of our directors;

•	each of our director nominees;

•	each of our named executive officers; and

•	all directors, director nominees and executive officers as a group.

The table does not reflect any common shares our directors and executive officers may purchase in the offering through the directed share program described under the caption “Underwriting.”

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all common or subordinated shares beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Common Shares to be Beneficially Owned	Percentage of Common Shares to be Beneficially Owned	Subordinated Shares to be Beneficially Owned	Percentage of Subordinated Shares to be Beneficially Owned	Percentage of Total Common and Subordinated Shares to be Beneficially Owned Assuming No Exercise of the Over-allotment Option	Percentage of Total Common and Subordinated Shares to be Beneficially Owned Assuming Full Exercise of the Over-allotment Option
Dennis Washington	—	—	1,786,250	25.0%	5.0%	4.5%
The Kevin Lee Washington Trust II	—	—	1,786,250	25.0%	5.0%	4.5%
Tiger Container Shipping Company Limited (1)	—	—	2,381,429	33.3%	6.7%	6.0%
0731455 B.C. Ltd (2)	—	—	1,191,071	16.7%	3.3%	3.0%
Kyle Washington	—	—	—	—	—
Kevin M. Kennedy	—	—	—	—	—
David Korbin	—	—	—	—	—
Peter Lorange	—	—	—	—	—
Peter S. Shaerf	—	—	—	—	—
Milton K. Wong	—	—	—	—	—
All executive officers, directors and director nominees as a group (7 persons)	—	—	1,191,071	16.7%	3.3%	3.0%

(1)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager.
(2)	0731455 B.C. Ltd., a British Columbia company, is owned by Gerry Wang, our chief executive officer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 28,570,000 common shares and 7,145,000 subordinated shares outstanding. All of the above common shares sold in this offering, or 32,855,500 common shares assuming the underwriters exercise their over-allotment option in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our “affiliates” as defined under Rule 144 of the Securities Act or any shares subject to the 180-day lock-up period. Immediately after consummation of this offering, members of the Washington family, or trusts set up on their behalf, an entity owned by our chief executive officer, Gerry Wang, and an entity owned by Graham Porter, a director of our Manager, will own all of our outstanding subordinated shares that were acquired in a private transaction not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. Any common shares issued to the VesselCos pursuant to our option to issue common shares in payment for up to $100.0 million of the purchase price for the final four vessels in our contracted fleet will also be treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

As a general matter, Rule 144 will not be available for the subordinated shares until they convert to common shares. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common shares, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that at least two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, and our officers and directors, and owners of our subordinated shares have entered into agreements with the underwriters of this offering that, subject to certain exceptions, generally restrict us and our officers and directors, and owners of our subordinated shares from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated. In addition, members of the Washington family, or trusts set up on their behalf, an entity owned by our chief executive officer, Gerry Wang, and an entity owned by Graham Porter, a director of our Manager, have agreed not to transfer, except to affiliates and certain pledges, any of our subordinated shares until all 23 vessels in our contracted fleet are delivered to us. Any subsequent transferee of the subordinated shares must agree to be similarly bound not to transfer such shares.

We will enter into a registration rights agreement upon the consummation of this offering with members of the Washington family, or trusts set up on their behalf, with an entity owned by our chief executive officer, Gerry Wang, and with an entity owned by Graham Porter, a director of our Manager, and the VesselCos, pursuant to which we will grant them, their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register on a shelf registration statement under the Securities Act resales of our common and subordinated shares held by them. Shares, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity relating to the business of chartering or rechartering containerships to others, any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, and any other lawful act or activity approved by a vote of our board of directors, and so long as the management agreement between us and our Manager has not been terminated, by a majority of outstanding incentive shares, voting separately as a class. “Containerships” includes any ocean-going vessel that is intended to be used primarily to transport containers or is being used primarily to transport containers. Notwithstanding the above, we may engage in any lawful act or activity not otherwise permitted by our articles of incorporation if such is related to any business operation acquired as part of an acquisition of an entity or business, a majority of whose value, as determined by our board of directors, is attributable to acts and activities permitted by the first sentence of this paragraph, provided, such act or activities are not subsequently expanded in any material respect. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Shares

Under our articles of incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share, of which 10 common shares are issued and outstanding; 25,000,000 subordinated shares (referred to in our articles of incorporation as the Class B Common Shares), par value $0.01 per share, of which no shares are issued and outstanding, 100 incentive shares (referred to in our articles of incorporation as the Class C Common Shares), par value $0.01 per share, of which no shares are issued and outstanding, and 65,000,000 preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

Shares to be Outstanding

Upon consummation of this offering, assuming the underwriters’ over-allotment option is not exercised, there will be 28,570,000 common shares, 7,145,000 subordinated shares, 100 incentive shares and no preferred shares outstanding. All of our shares are in registered form.

Common Shares

Under our articles of incorporation, our common shares will receive quarterly dividends from our operating surplus (as defined below) of $0.425 per share, plus any arrearages in the payment of the $0.425 per share amount from prior quarters, before our subordinated shares are entitled to any dividends from operating surplus. Our common shares will accrue arrearages during the subordination period. The common shares will have the voting rights described below under “Voting.”

Subordinated Shares

All of our subordinated shares will be acquired by members of the Washington family, or trusts set up on their behalf, by an entity owned by our chief executive officer, Gerry Wang, and by an entity owned by Graham Porter, a director of our Manager. Under our articles of incorporation, our subordinated shares may not receive any dividends from our operating surplus (as defined below), until after our common shares have received a quarterly dividend of $0.425 per share and any arrearages in the payment of the $0.425 per share amount from prior quarters. Our subordinated shares will not accrue arrearages. Our subordinated shares will convert to common shares on a one-for-one basis after the expiration of the subordination period as discussed below under “Dividends—Subordination Period.” The subordinated shares will have the voting rights described below under “Voting.”

Incentive Shares

Our Manager will have incentive shares that are entitled to share in incremental dividends if target dividend levels have been met. Incentive shares will not convert to common shares. For a discussion of the incentive shares please read “Our Manager and Management Related Agreements—Our Manager’s Incentive Shares.” The incentive shares will have the voting rights described below under “Voting.”

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependant upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Applicable Marshall Islands law, referred to as the Business Corporations Act, or the BCA, generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend. In the discussion below, we refer to the quarterly dividend of $0.425 per share as our “base dividend.” Our initial dividend will be prorated for the portion of the quarter following the closing of this offering. If we pay an amount in excess of the base dividend in a quarterly period during the subordination period, it will be paid equally to each common and subordinated share.

All dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of this offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of this offering less all dividends from operating surplus paid since the closing of this offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common and subordinated shares from operating surplus, if any, for any quarter, in the following manner:

•	first, 100% to all common shares, pro rata, until they receive $0.425 per share;

•	second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

•	third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share;

•	after that, 100% to all common and subordinated shares, pro rata, as if they were a single class, subject to the right of the incentive shares to share in incremental dividends, based on specified sharing ratios, once dividends on the common and subordinated shares reach specified target levels beginning with $0.485 per share.

Subordinated shares will not be entitled to any arrearages. Liquidating dividends will be paid equally to each common and subordinated share and will not be paid to incentive shares. We do not expect to pay liquidating dividends.

Operating Surplus.    Operating surplus generally means:

•	$15.0 million (which may be increased to $30.0 million as described below); plus

•	all of our cash receipts after the completion of this offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•	interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than our contracted fleet) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash expenditures after the completion of this offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends; less

•	cash capital expenditures incurred after the completion of this offering to maintain our vessels and other assets including drydocking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose; less

•	the amount of cash reserves established by our board of directors for future (1) operating expenditures and (2) maintenance capital expenditures.

The $15.0 million amount in the first bullet point above may be increased by our board of directors to $30.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares. The $15.0 million amount cannot be increased in any period in which a dividend on subordinated shares is paid or is payable. Expenditures in the fifth bullet above are referred to as operating expenditures and those in the sixth bullet are referred to as maintenance capital expenditures. When the term “interest” is used in the bullets above, it includes periodic payments made by us under interest rate swap agreements.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $30.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

We expect, in return for the fee we will pay our Manager for the technical management of our vessels, our Manager will be responsible for all maintenance capital expenditures for our vessels other than extraordinary items described in our management agreement. That fee will be treated as an operating expenditure and deducted in determining our operating surplus. As a result, we would not expect to separately deduct a maintenance capital item so long as we continue our existing arrangement with our Manager or a similar arrangement regarding technical services for our vessels.

Our articles of incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends.    In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels; and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Common Share Arrearages.    In general, to the extent that during the subordination period our common shares do not receive dividends from operating surplus each quarter in an amount at least equal to the base dividend, a common share arrearage will accrue in the amount of the shortfall. If we sell common shares when any common share arrearage exists, the aggregate amount of the common share arrearage shall be deemed increased so that the amount of the arrearage per common share after the sale shall be the same as the arrearage per common share before the sale.

Adjustment of Base Dividend and Target Dividend Amounts.    The base dividend and target dividend amounts for the incentive shares are subject to downward adjustment in the case of liquidating dividends. The base dividend and the target dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the dividend. If the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the ex-dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend and the target dividend levels.

Subordination Period.    The subordination period will extend until the first day after the quarter ending September 30, 2008, that each of the following tests have been met:

•	we have paid a dividend in the amount at least equal to the base dividend per share on both the common and subordinated shares for the immediately preceding four-quarter period; and

•	our operating surplus (excluding the amount under the first bullet in the definition of operating surplus) generated during the four-quarter period referred to above at least equaled the base dividend on all of the outstanding common and subordinated shares on a fully diluted basis during that period.

For purposes of the tests, our articles of incorporation will provide that our operating surplus generated during the four-quarter period will not only exclude all operating surplus existing at the beginning of the period but will also, for the sake of clarity, expressly exclude the reversal, during the four-quarter period, of any unused reserves in existence as of the beginning of the period. It will not be deemed a reversal if the reserve is drawn down to be used as an expenditure during the period for the purpose the reserve was originally established.

Notwithstanding the tests above, the subordination period will end immediately preceding the occurrence of a change of control of us. As a result, each subordinated share will convert into a common share. Change of control as used here has the same meaning as in the management agreement. See “Our Manager and Management Related Agreements—Term and Termination Rights” for a description of transactions constituting a change of control of us.

Voting.    The common shares and the subordinated shares shall each have one vote and shall vote together as a single class except that (i) any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares, increase or decrease the par value of the common shares, or alter or change the powers, preferences or rights of the common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the common shares and (ii) any amendment to the articles of incorporation made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized subordinated shares, increase or decrease the par value of the subordinated shares, or alter or change the powers, preferences or rights of the subordinated shares so as to affect them adversely, must be approved by the holders of not less than a majority of the subordinated shares. Our directors shall be elected by a plurality vote of the common and subordinated shares, voting as a single class. A majority of the common shares and subordinated shares in the aggregate shall constitute a quorum. The incentive shares shall have no voting rights except (i) that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized incentive shares, increase or decrease the par value of the incentive shares, or alter or change the powers, preferences or rights of the incentive shares so as to affect them adversely must be approved by the holders of not less than a majority of the incentive shares and (ii) for so long as our management agreement has not been terminated, any proposed amendment to our purpose as set forth in our articles of incorporation must be approved by not less than a majority of the votes entitled to be cast by the holders of the incentive shares. Any preferred shares shall have whatever voting rights are provided on their issuance.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares in the series, which our board of directors may, except where otherwise provided in the preferred shares designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

For purposes of calculating operating surplus, dividends on preferred shares will be treated as if they were interest payments and not dividends.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Removal of Directors; Vacancies

Our articles of incorporation and bylaws provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single class. In addition, our articles of incorporation and bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors or by resolution of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and our articles of incorporation. Shareholders may amend our bylaws by a vote of not less than 80% of the shares entitled to vote.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder became an interested shareholder prior to the completion of this offering; or

•	the interested shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, or any person that purchases shares from any of those individuals or any of their affiliates, provided, the person that purchased such shares does not own more than 1% of our outstanding shares at the time of such acquisition or acquire more than an additional 1% of our outstanding shares other than from those individuals or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of us or any direct or indirect majority-owned subsidiary of ours with (i) the interested shareholder or any of its affiliates, or (ii) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (i) owns 15% or more of our outstanding voting shares, (ii) is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, or (iii) the affiliates and associates of any person listed in (i) or (ii), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Shareholder Rights Plan

General

Each of our common shares includes one right, or a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholders prior to the offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common and subordinated shares and will attach to all common and subordinated share certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common shares and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person,” has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common shares; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

Existing shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.

Until the rights distribution date:

•	our common share certificates will evidence the rights, and the rights will be transferable only with those certificates;

•	any new common shares will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common shares at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person.

If a flip-in event occurs and we do not redeem the rights as described under the heading “Redemption of Rights” below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable, in lieu of a number of one-thousandth of a preferred share, for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of common shares of the acquiring company, which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common shares is subject to adjustment for any split, dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred shares that are not integral multiples of one one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of our common shares on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares.

Redemption of Rights

At any time prior to the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any split, dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or common shares. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing shareholders becoming the beneficial owner of common shares with voting power equal to 50% or more of the total voting power of all common shares entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

We may amend any of the provisions of the rights agreement, without the consent of the rights holders at any time on or prior to the rights distribution date. After the rights distribution date, we generally may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

Transfer Agent

The registrar and transfer agent for the common shares is American Stock Transfer and Trust Company.

Listing

Our common shares have been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “SSW.”

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Shareholder Meetings
Marshall Islands	Delaware
• Held at a time and place as designated in the bylaws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

• May be held within or outside the Marshall Islands	• May be held within or outside Delaware

• Notice:	• Notice:

•      Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•      Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Shareholders’ Voting Rights
Marshall Islands	Delaware
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meaning.

• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•      Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•      For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

• The articles of incorporation may provide for cumulative voting	• The certificate of incorporation may provide for cumulative voting

Directors
Marshall Islands	Delaware
• Board must consist of at least one member	• Board must consist of at least one member

• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board

•      Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenters’ Rights of Appraisal
Marshall Islands	Delaware
• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions

•      A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholders’ Derivative Actions
Marshall Islands	Delaware

•      An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•      In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

Shareholders’ Derivative Actions
Marshall Islands	Delaware
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic

• Attorney’s fees may be awarded if the action is successful

•      Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

UNITED STATES TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (“Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seaspan Corporation.

The following discussion does not comment on all U.S. federal income tax matters affecting us or the shareholders. Moreover, the discussion focuses on shareholders who are individual citizens or residents of the United States and hold their shares as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other shareholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (such as mutual funds), and real estate investment trusts (“REITs”). Accordingly, we urge each prospective shareholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common shares.

No ruling has been or will be requested from the Internal Revenue Service (“IRS”) regarding any matter affecting us or prospective shareholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common shares and the prices at which common shares trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for dividends and thus will be borne indirectly by our shareholders. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

United States Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch tax.

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the exemption provided under Section 883 of the Code (the “Section 883 Exemption”) applies (as more fully described below under “The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The

U.S. source portion of our Transportation Income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the Transportation Income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of Transportation Income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any Transportation Income from voyages that begin and end in the United States.

If we do not qualify for the Section 883 Exemption and are subject to the 4% gross basis tax on our U.S. source Transportation Income, the charterers are obligated under the charters to reimburse us for that tax.

The Net Basis Tax and Branch Tax

We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States.

If, contrary to the above, we earn income that is treated as U.S. effectively connected income, that income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) unless the Section 883 Exemption (as discussed below) applies. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

Unless the Section 883 Exemption applies, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a ship that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a ship, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the 4% gross basis tax or the net basis tax and branch tax described above on its U.S. source Transportation Income attributable to voyages that begin or end (but not both) in the United States (“U.S Source International Shipping Income”).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

(i)	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

(ii)	it satisfies one of the following three ownership tests (discussed in more detail below): (a) the more than 50% ownership test (the “50% Ownership Test”), (b) the controlled foreign corporation test (the “CFC Test”) or (c) the “Publicly Traded Test”; and

(iii)	it meets certain substantiation, reporting, and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department recognizes the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “Qualified Shareholders.” For this purpose, Qualified Shareholders are: (i) individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, (ii) foreign corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (iii) certain foreign governments, non profit organizations, and certain beneficiaries of foreign pension funds. Shareholders who are U.S. individuals or are domestic corporations are not Qualified Shareholders.

A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain statements from the holders relied upon to satisfy the 50% Ownership Test, signed under penalty of perjury, including the holder’s name, permanent address and country where the holder is fully liable to tax, if any, a description of the holder’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on such return the name and address of each shareholder holding 5% or more of the value of our common shares who is relied upon to meet the 50% Ownership Test.

After this offering, we do not believe we will be able to satisfy the 50% Ownership Test due to the widely-held ownership of our stock.

The CFC Test

The CFC Test requires that the non-U.S. corporation claiming the Section 883 Exemption be treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes (for the definition of a CFC, please read the discussion below under “Consequences of Possible CFC Classification”). In addition, an income inclusion test may have to be met although there is some uncertainly regarding this requirement because of a conflict between the Code and the Section 883 Regulations.

We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read below under “Consequences of Possible CFC Classification”).

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “5% Override Rule”). For purposes of applying the 5% Override Rule, a 5% shareholder is a shareholder holding, directly, indirectly or constructively, at least 5% of the vote and value of a class of equity (a “5% Shareholder”).

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common shares will be “primarily traded” on the New York Stock Exchange.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, will be listed on such market or markets, which we refer to as the listing threshold. We believe our common shares listed on the New York Stock Exchange will represent more than 50% of our outstanding stock by voting power and value. Therefore, we believe that we will satisfy the listing threshold.

It is further required with respect to each class of stock relied upon to meet the listing threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy these trading frequency and trading volume tests.

As discussed above, if 50% or more of our common shares are owned by 5% Shareholders, our common shares will be treated as failing the Publicly Traded Test under the 5% Override Rule. To identify 5% Shareholders for purposes of applying the 5% Override Rule, the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common shares. The Section 883 Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There is some uncertainty as to whether our common and subordinated shares will be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. If our common and subordinated shares are treated as a single class of stock, we anticipate that our 5% Shareholders will own approximately 16.7% of those outstanding shares after the offering. If our common and subordinated shares are treated as two separate classes of stock, we do not anticipate that there will be any 5% Shareholders of our common shares after the offering. Therefore, we do not anticipate that we will be subject to the 5% Override Rule under either scenario. However, there can be no assurance that we will not be subject to the 5% Override Rule in the future, and there can be no assurance that we will qualify for the Section 883 Exemption at any time in the future.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership or other entity taxed as a pass-through entity holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the pass-through entity. If you are a partner in a pass-through entity holding our common shares, you should consult your tax advisor.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates (through 2008) provided that: (i) our common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (iii) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and we note that proposed legislation has recently been introduced in the United States Senate that may affect your entitlement to a preferential rate of tax on our dividends.

Under proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Any dividends paid on our common shares that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Ratio of Dividend Income to Distributions

We estimate that for distributions made to a purchaser of common shares in this offering and who owns those common shares from the date of closing of this offering through December 31, 2008, less than 20% of the total cash distributions made during that period, on a cumulative basis, will constitute dividend income. The remaining portion of this distribution will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. We anticipate that after the taxable year ending December 31, 2008, the ratio of distributions that constitute dividend income to total cash distributions will increase. These estimates are based upon the assumption that we will pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares during the referenced period and other assumptions with respect to the period for the delivery of our contracted fleet, capital expenditures and cash flow. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material and could materially affect the value of the common shares.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

While there are legal uncertainties involved in this determination, our counsel, Vinson & Elkins L.L.P., is of the opinion that we should not be a PFIC based on certain representations that we have made to them regarding the composition of our assets, the source of our income, and the nature of our chartering activities and other operations following this offering, including:

•	all time charters we have entered into are substantially similar to those that we provided to Vinson & Elkins L.L.P.;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter;

•	the total payments due to us under the charters are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income from our chartering activities with China Shipping will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels chartered to China Shipping will exceed the gross value of all other assets we own at all relevant times.

In addition to these representations, the opinion of Vinson & Elkins L.L.P. that we should not be a PFIC is based principally on the position that at least a majority, if not all, the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, at least a majority, if not all, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. Regarding this position, the opinion of Vinson & Elkins L.L.P. assumes that all future time charters that we will enter into are substantially similar to those we provided to them for their review. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position and the opinion we have received from Vinson & Elkins L.L.P. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

If we were classified as a PFIC, for any year during which a U.S. Holder owns shares, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the shareholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year; and

•	the amount allocated to each of the other taxable years in the shareholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections, such as a qualified electing fund election or mark to market election, may be available to a shareholder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide shareholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a domestic corporation or a qualified foreign corporation (generally through 2008) are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible CFC Classification

If more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a “CFC Shareholder”), we could be treated as a CFC. CFC Shareholders are treated as receiving current distributions of their share of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we do not believe we will be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Tax Rates

The highest statutory rate of U.S. federal income tax for individuals is currently 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual is currently 15% if the asset disposed of was held for more than one year at the time of disposition.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares that is not a U.S. person is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under income tax treaties if the distributions are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Shares

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common shares is generally the same as described above regarding distributions. However, Non-U.S. Holders can also be subject to tax on gain resulting from the disposition of our common shares if they are in the United States for 183 days or more during the taxable year in which those shares are disposed.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements and backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder certifies that he is not a non-U.S. person under penalties of perjury or otherwise establishes an exemption. If a holder sells his common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside of the U.S., then information reporting and backup withholding generally will not apply to such payment. However, U.S. information reporting requirements (but not backup withholding requirements) will apply to a payment of sales proceeds, even if such payment is made outside of the United States, if a holder sells shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules exceeding such holder’s U.S. federal income tax liability by filing a claim for refund with the IRS.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

The following discussion is the opinion of Dennis J. Reeder, Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Bull, Housser & Tupper LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States and who deal at arm’s length with us (U.S. Resident Holders).

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment or fixed base in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. For a further discussion, separate from this opinion, of the tax consequences of us becoming a resident in Canada, please read “Risk Factors—Tax Risks.”

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than the structuring fee, underwriting discounts and commissions, as follows:

SEC Registration Fee	$100,545
Printing and Engraving Expenses	500,000
Legal Fees and Expenses	4,650,000
Accountants’ Fees and Expenses	600,000
NYSE Listing Fee	235,000
NASD Filing Fee	75,500
Transfer Agent’s Fees and Expenses	15,000
Miscellaneous Costs	123,955

Total	$6,300,000

All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	12,427,950
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	6,999,650
Lehman Brothers Inc.	2,285,600
UBS Securities LLC	2,285,600
Fortis Securities LLC	1,642,775
Legg Mason Wood Walker, Incorporated	999,950
Wachovia Capital Markets, LLC	999,950
DnB NOR Markets, Inc.	642,825
Dahlman Rose & Company, LLC	285,700

Total	28,570,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price less a concession not to exceed $0.693 per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,285,500 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, and our officers and directors, and owners of our subordinated shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any common or subordinated shares or any securities convertible into or exchangeable for our common shares subject to certain exceptions.

At our request, the underwriters have reserved up to 7% of the common shares for sale at the initial public offering price to employees, officers, directors, business associates and certain related persons of Seaspan Corporation and the Washington Marine Group. Any purchaser of these common shares will agree that for a period of 25 days from the date of this prospectus, such purchaser will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any such common shares purchased in the directed share program. The number of common shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for the common shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the common shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common shares will develop and continue after this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Paid by Seaspan Corporation
	No Exercise	Full Exercise
Per share	$1.26	$1.26
Total	$35,998,200	$41,397,930

We estimate that our total expenses of this offering excluding underwriting discounts and commissions and structuring fees will be approximately $6.3 million.

We will pay structuring fees equal to $1.5 million, or $1.7 million if the underwriters exercise their over-allotment option in full, to Citigroup Global Markets Inc. for evaluation, analysis and structuring of our company.

The offering expenses will include an advisory fee to be paid to Relational Advisors LLC in connection with certain advisory services they have provided to us in connection with this offering. The underwriters have agreed to pay this fee to Relational Advisors LLC on our behalf. The fee will be equal to ten percent of the six percent underwriting spread. David Batchelder, a principal of Relational Advisors, is a member of the SCLL board of directors.

In connection with the offering the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Each of the underwriters has severally represented and agreed that: (a) it has not offered or sold, and prior to the expiry of the period of six months from the closing date of this offering, will not offer or sell any Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it is (i) an investment professional, as such term is defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”); or (ii) a person falling with Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; (c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issues or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the Guarantor; and (d) it has complied and will comply with all applicable provisions of the FSMA, with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

Our common shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “SSW.” In connection with the listing of our common shares on the New York Stock Exchange, the underwriters have advised us that they will undertake to sell round lots of 100 or more shares to a minimum of 2000 beneficial owners.

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and Fortis Capital Corp., an affiliate of Fortis Securities LLC, are expected to be lenders under our credit facility. The underwriters and their affiliates may, from time to time in the future, engage in additional transactions with us and perform services for us in the ordinary course of their business. Fortis Capital Corp. is also a lender under the VesselCos’ existing credit facilities. We intend to use the proceeds from this offering to fund the purchase price of our initial fleet from the VesselCos. We also expect to use the proceeds from this offering to fund part of the purchase price of the additional 13 containerships in our contracted fleet from the VesselCos. The VesselCos plan to use the funds they receive from us in part to repay outstanding debt under their existing credit facilities.

An affiliate of Fortis Securities LLC, an underwriter, is a lender under the VesselCos’ existing credit facilities and may indirectly receive more than 10% of the net proceeds of this offering when the VesselCos repay such outstanding credit facilities. In the event that such affiliate receives more than 10% of the net proceeds of this offering, such underwriter will be deemed to have a “conflict of interest” with us under Rule

2710(h) of the National Association of Securities Dealers, Inc. (“NASD”). When a NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Bull, Housser & Tupper LLP, Vancouver, British Columbia and by Vinson & Elkins L.L.P., New York, New York. Bull, Housser & Tupper LLP and Vinson & Elkins L.L.P. may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The predecessor combined financial statements of Seaspan Containerships as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

The sections in this prospectus entitled “Industry Trends” in the “Prospectus Summary,” and “The International Containership Industry,” have been reviewed by Clarkson’s Research Services Limited, which has confirmed to us that they accurately describe the international container shipping market, as indicated in the consent of Clarkson Research Services Limited filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the common shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, will be required to furnish those proxy statements to shareholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

INDUSTRY DATA

Clarkson Research Services Limited, or CRS, has provided us with industry statistical and graphical information contained in the sections of this prospectus entitled “Prospectus Summary,” “The International Containership Industry” and relating to the container shipping industry. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’ database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’ database; and (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Hong Kong would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey.    The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.    A voyage during which the ship is not laden with cargo.

Bareboat Charter.    A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.    Heavy fuel and diesel oil used to power a ship’s engines.

Charter.    The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer.    The party that hires a ship for a period of time or for a voyage.

Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society.    An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Drydocking.    The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, one of which must be a Special Survey.

Gross ton.    A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters.

Hull.    Shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey.    The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each special survey.

Newbuilding.    A new ship under construction or just completed.

Off-hire.    The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping.    The sale of a ship as scrap metal.

Ship operating expenses.    The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Sister ships.    Ships of the same class and specifications typically built at the same shipyard.

Special survey.    The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market.    The market for immediate chartering of a ship, usually for single voyages.

TEU.    Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter.    A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter.    A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses.    Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

INDEX TO FINANCIAL STATEMENTS

SEASPAN CORPORATION (PREDECESSOR)

Report of Independent Registered Public Accounting Firm	F-2

Predecessor Combined Balance Sheets as of December 31, 2003 and 2004 and (Unaudited) March 31, 2005	F-3

Predecessor Combined Statements of Operations and Owner’s Equity (Deficiency) for the Years Ended December 31, 2002, 2003 and 2004 and (Unaudited) for the Three Months Ended March 31, 2004 and 2005	F-4

Predecessor Combined Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and (Unaudited) for the Three Months Ended March 31, 2004 and 2005	F-5

Notes to Predecessor Combined Financial Statements	F-6

SEASPAN CORPORATION

Unaudited Pro Forma Financial Statements	F-19

Unaudited Pro Forma Balance Sheet as of March 31, 2005	F-20

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2004	F-21

Unaudited Pro Forma Statement of Operations for the Three Months Ended March 31, 2005	F-22

Notes to Unaudited Pro Forma Financial Statements	F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Seaspan Corporation

We have audited the accompanying predecessor combined balance sheets of the predecessor to Seaspan Corporation as of December 31, 2004 and 2003 and the related predecessor combined statements of operations and owner’s equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the predecessor combined financial statements referred to above present fairly, in all material respects, the financial position of the predecessor to Seaspan Corporation as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants Vancouver, Canada

March 15, 2005, except as to notes 5 and 14

which are as of May 27, 2005

SEASPAN CORPORATION

Predecessor Combined Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,497	$4,066	$7,537
Restricted cash (note 3)	5,155	4,544	9,862
Accounts receivable	46	1,929	869
Inventories	487	438	675
Due from related parties (note 4(a))	438	1,655	830
Prepaid expenses	477	626	496

	9,100	13,258	20,269
Vessels (note 5)	452,141	454,862	467,126
Deferred financing fees (note 6)	4,828	8,201	8,430

	$466,069	$476,321	$495,825

Liabilities and Owner’s Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities (note 9(a))	$3,437	$5,028	$4,368
Deferred revenue	698	453	537
Current portion of long-term debt	12,848	19,773	23,187

	16,983	25,254	28,092
Long-term debt (note 7)	347,946	376,999	391,861
Due to related party (note 4(b))	96,883	64,822	63,744
Fair value of interest rate swaps	19,476	18,860	10,399
Other long-term liabilities	488	24	—

	481,776	485,959	494,096
Owner’s equity (deficiency)	(15,707)	(9,638)	1,729

	$466,069	$476,321	$495,825

Commitments and contingent obligations (note 10)

Subsequent event (notes 1 and 14)

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Predecessor Combined Statements of Operations and Owner’s Equity (Deficiency)

(Expressed in thousands of United States dollars)

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue	$20,993	$35,011	$35,933	$8,733	$13,978
Operating expenses:
Ship operating	4,560	6,577	7,157	1,495	2,543
Depreciation	5,217	8,587	8,808	2,147	3,529
General and administrative	131	208	207	56	69

	9,908	15,372	16,172	3,698	6,141

Operating earnings	11,085	19,639	19,761	5,035	7,837
Other expenses (earnings):
Interest (note 8)	7,799	12,193	11,804	2,905	4,776
Amortization of deferred financing fees	126	183	222	45	165
Write off on debt refinancing (note 6)	—	—	3,135	—	—
Change in fair value of interest rate swaps	14,218	(5,808)	(1,416)	1,235	(8,461)
Other	74	(36)	(53)	4	(10)

	22,217	6,532	13,692	4,189	(3,530)

Net earnings (loss)	(11,132)	13,107	6,069	846	11,367
Owner’s deficiency, beginning of period	(17,692)	(28,824)	(15,707)	(15,707)	(9,638)
Owner’s investment	—	10	—	—	—

Owner’s equity (deficiency), end of period	$(28,824)	$(15,707)	$(9,638)	$(14,861)	$1,729

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Predecessor Combined Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(11,132)	$13,107	$6,069	$846	$11,367
Items not involving cash:
Depreciation	5,217	8,587	8,808	2,147	3,529
Amortization of deferred financing fees	126	183	222	45	165
Change in fair value of interest rate swaps	14,218	(5,808)	(1,416)	1,235	(8,461)
Accrued interest capitalized to interest rate swaps	—	—	800	—	—
Write off on debt refinancing	—	—	3,136	—	—
Change in non-cash operating working capital (note 9(b))	1,217	791	921	(579)	1,101

Cash from operating activities	9,646	16,860	18,540	3,694	7,701

Investing activities:
Vessels	(25,797)	(236,558)	(7,475)	—	(15,711)
Due from related parties	(500)	183	(1,217)	213	825
Other	3	6	—	—	—

Cash from (used in) investing activities	(26,294)	(236,369)	(8,692)	213	(14,886)

Financing activities:
Owner’s investment	—	10	—	—	—
Change in restricted cash	8,801	(1,620)	611	(1,110)	(5,318)
Issuance of long-term debt	3,459	203,138	300,318	—	20,940
Repayment of long-term debt	(7,342)	(12,674)	(269,629)	(2,623)	(3,418)
Due to related party	19,762	27,443	—	—	—
Repayment of due to related party	—	—	(32,061)	(904)	(1,078)
Financing fees incurred	(41)	(3,611)	(7,054)	(153)	(446)
Other long-term liabilities	431	(366)	(464)	(117)	(24)

Cash from (used in) financing activities	25,070	212,320	(8,279)	(4,907)	10,656

Increase (decrease) in cash and cash equivalents	8,422	(7,189)	1,569	(1,000)	3,471
Cash and cash equivalents, beginning of period	1,264	9,686	2,497	2,497	4,066

Cash and cash equivalents, end of period	$9,686	$2,497	$4,066	$1,497	$7,537

Supplementary information (note 9(c))

See accompanying notes to predecessor combined financial statements.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars)

1. General:

Seaspan Corporation was incorporated in the Marshall Islands for the purpose of acquiring ten containerships (the “Vessels”) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries of Seaspan Container Lines Limited (“SCLL”) and to enter into agreements to acquire 13 additional vessels from 13 other wholly owned Cyprus incorporated subsidiaries of SCLL on completion of their construction, which completion is scheduled to occur between 2005—2007. The subsidiaries of SCLL that currently own the Vessels and Seaspan Corporation are collectively referred to as the “Company” in these predecessor combined financial statements. The primary activity of each of the entities included in the Company is the ownership and operation of the Vessels which are engaged in the deep-sea container transportation business. At March 31, 2005, the initial fleet that the Company owned, or had rights and obligations related to the acquisition of, consisted of eight 4250 Twenty-foot Equivalent Unit (“TEU”) containerships and two 8500 TEU containerships. These predecessor combined financial statements have been prepared to reflect the combined financial position, results of operations and cash flows of the legal entities that owned the Vessels, and represent the predecessor to Seaspan Corporation which will acquire the Vessels pursuant to the terms of the acquisition agreements to be entered into between Seaspan Corporation and each predecessor owner (note 14).

The following table sets out the details of the ten legal entities and the Vessels included in these predecessor combined financial statements:

Vessel Group/Company Name	Vessel Name	Commencement of charter	Size (TEU’s)
CSG I Vessel Companies:
CSCL Hamburg Shipping	CSCL Hamburg	July 2001	4250
CSCL Chiwan Shipping	CSCL Chiwan	September 2001	4250
CSCL Ningbo Shipping	CSCL Ningbo	June 2002	4250
CSCL Dalian Shipping	CSCL Dalian	September 2002	4250
CSCL Felixstowe Shipping	CSCL Felixstowe	October 2002	4250

CSG II Vessel Companies:
Clorina Marine	CSCL Oceania	December 2004	8500
Elia Shipping	CSCL Africa	January 2005	8500

CSG III Vessel Companies:
Vancouver Shipping	CSCL Vancouver	February 2005	4250
Tofino Shipping	CSCL Sydney	April 2005	4250
Nootka Shipping	CSCL New York	May 2005	4250

Commencement of charter is the month in which the Vessel commenced revenue generating operations.

2. Significant accounting policies:

(a) Basis of accounting:

These predecessor combined financial statements are prepared in accordance with accounting principles generally accepted in the United States and combine the financial position, results of operations and cash flows of the legal entities comprising the Company as discussed in note 1. Owner’s equity (deficiency) represents the interest of SCLL in the net carrying value of the assets and liabilities of the Company. All inter-entity transactions and balances have been eliminated.

These predecessor combined financial statements include the general and administrative expenses incurred by the predecessor in their operations. The Company believes these general and administrative expenses reflect

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

the cost reasonable to present the results of operations of the predecessor. However, the financial position, results of operations and cash flows of the Company are not indicative of those that would have been achieved had the Company owned and operated the Vessels as an independent publicly listed entity during the periods, as Seaspan Corporation will incur additional administrative expenses, including legal, accounting, treasury, rent, securities regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the predecessor combined financial statements do not purport to be indicative of future financial position, results of operations or cash flows of Seaspan Corporation.

Seaspan Corporation currently estimates that actual costs of general and administrative expenses will significantly increase from historical levels when all of the contracted fleet of 23 vessels are in operation.

(b) Foreign currency translation:

The functional and reporting currency is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the functional reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings. For the three years presented in the predecessor combined statements of operations, exchange gains and losses were not significant.

(c) Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(d) Inventories:

Inventories represented lubricant oils on board the Vessels carried at the lower of cost or replacement cost. Cost is determined substantially on a first-in first-out basis. The costs of spare parts and supplies to operate the Vessels are expensed as incurred.

(e) Vessels:

Vessels are carried at cost and include capitalized interest during construction and other construction, design, supervision and predelivery costs.

Depreciation is provided on a straight-line basis over the estimated useful life of each Vessel. No charge for depreciation is made until each Vessel is put into operation.

The carrying value of the Vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the Vessels exceeded the undiscounted estimated future cash flows, the Vessels would be written down to their fair value.

Normal repair and maintenance costs, including such costs incurred during drydocking, are expensed as incurred.

Drydocking costs, which improve or extend the useful life of the Vessels, are capitalized as incurred and depreciated prospectively over the period to the next scheduled drydocking. The time between scheduled drydockings is five years. As each of the Vessels were put into service in the last five years, no drydocking costs have been capitalized or depreciated in the three years presented.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

(f) Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of long-term debt. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

(g) Income taxes:

All income from shipping activities arising out of the ownership of vessels registered in the Republic of Cyprus is exempt from taxation in Cyprus.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than the Republic of Cyprus on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Accordingly, any such taxes, fees or levies have not been recognized in these predecessor combined financial statements. Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(h) Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(i) Derivatives instruments:

Interest rate swap agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap agreements on the balance sheet at their fair value. As the interest rate swap agreements have not been designated as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swap are reported in current period earnings. The fair value will change as market interest rates change.

The Company does not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

(j) Guarantees:

The Company recognizes the fair value of the obligation under guarantees and indemnification arrangements that the underlying legal entities have issued. Conditions that are subject to the guarantee are monitored to identify whether the charge against the Vessels has a material fair value or it is probable that a loss has occurred. Any such losses would be recognized when estimable. In the future, the existing guarantees and indemnification arrangements will no longer be applicable as they will be discharged upon the completion of Seaspan Corporation’s offering.

(k) Use of estimates:

The preparation of combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

combined balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of Vessel lives and the recoverability of the carrying value of Vessels, which are subject to future market events. Actual results could differ from those estimates.

(l) Unaudited financial information:

The financial information included herein as at March 31, 2005 and for the three month periods ended March 31, 2005 and 2004, is unaudited; however, such information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position and results of operations for the interim periods presented.

(m) Recently issued accounting standards:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities,” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R was effective in the year ended December 31, 2004. For any variable interest entities (“VIEs”) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. Management has concluded that the adoption of FIN 46R does not have impact on the financial position or results of operations of the underlying entities to these predecessor combined financial statements.

FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” was issued in May 2003. Statement No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Statement No. 150 also includes required disclosures for financial instruments within its scope. Statement No. 150 was effective for instruments entered into or modified after May 31, 2003. The Company currently does not have any financial instruments that are within the scope of Statement No. 150.

3. Restricted cash:

Certain of the Company’s bank accounts are subject to restrictions under the credit agreements, which give priority to principal and interest payments and limit the amount of cash available for operations.

4. Related party transactions:

(a) Due from related parties:

The balance due from related parties is for funds advanced to entities with common ownership, to fund current operating costs of the Vessels. The amounts are intended to be repaid in the ordinary course of business.

(b) Due to related party:

The amount is due to SCLL, the Company’s parent. It is non-interest bearing, unsecured and has no fixed terms of repayment. The amount is classified as long-term as SCLL has confirmed in writing that it does not intend to request repayment within the twelve month period subsequent to the date of the predecessor combined balance sheet.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

(c) Related party transactions:

For Vessels under construction during the year, Seaspan Ship Management Limited (“SSML”) provided management supervision, insurance arrangements, accounting and treasury, and provisioning services in the amount of $620,000 (2003—$620,000; 2002—$nil; three months ended March 31, 2005 and 2004—$nil and $nil, respectively). For Vessels operating or that began operations during the year, SSML provided technical management services, in the amount of $474,000 (2003—$425,000; 2002—$261,000; three months ended March 31, 2005 and 2004—$188,000 and $106,000, respectively), and Seaspan Crew Management Limited provided crew management services, in the amount of $113,000 (2003—$74,000; 2002—$nil; three months ended March 31, 2005 and 2004—$61,000 and $19,000, respectively). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. SSML and SCLL have also negotiated supplier and builder rebates. To December 31, 2004, substantially all supplier rebates have related to vessels under construction. These supplier rebates have been recognized by the Company as a reduction to the capital cost of the applicable Vessel when earned. Included in accounts receivable at December 31, 2004 is $1,852,000 (2003—$nil; March 31, 2005—$724,000) of supplier rebates that are receivable from construction suppliers. Builder rebates, based on fleet volume discounts, are for the account of SCLL.

5. Vessels:

December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Vessels	$227,548	$15,114	$212,434
Deposits on Vessels	239,707	—	239,707

	$467,255	$15,114	$452,141

December 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Vessels	$301,996	$23,922	$278,074
Deposits on Vessels	176,788	—	176,788

	$478,784	$23,922	$454,862

March 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Vessels	$417,369	$27,451	$389,918
Deposits on Vessels	77,208	—	77,208

	$494,577	$27,451	$467,126

At December 31, 2004, four of the legal entities within the Company have entered into ship building contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three 4250 TEU and one 8500 TEU containership by Samsung. Terms of the ship building contracts require a deposit in payment of 90% of the construction costs prior to commencing construction, with the balance due upon delivery of the Vessel. At May 27, 2005, all four of these Vessels have been delivered.

The deposit includes advances to Samsung for the construction of the Vessels under the terms of the ship building contracts, capitalized interest and other construction, supervision, design and predelivery costs. As security for the deposits, Samsung has provided Irrevocable Letters of Refundment Guarantee (the “Refundment Guarantees”), issued by a bank, covering 90% of the contract value. The Refundment Guarantees have been assigned to the bank under terms of the credit facilities (note 7).

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

6. Deferred financing fees:

	December 31,		March 31, 2005
	2003	2004
Deferred financing fees, beginning of period	$1,562	$4,828	$8,201
Costs incurred	3,611	7,075	446
Amortization-capitalized	(162)	(344)	(52)
Amortization-expensed	(183)	(222)	(165)
Write-off on debt refinancing	—	(3,136)	—

Deferred financing fees, end of period	$4,828	$8,201	$8,430

During 2004, the Company refinanced certain long-term debt facilities, as described in note 7. For accounting purposes, these refinancings constituted, in part, modifications and, in part, extinguishments of the original debt instruments. As a result, previously capitalized costs of $2,450,000 and costs incurred during the year of $686,000 were expensed.

7. Long-term debt:

	December 31,		March 31, 2005
	2003	2004
Bank term loans:
CSG I Vessel Companies	$154,669	$165,000	$162,940
CSG II Vessel Companies	112,219	130,000	149,000
CSG III Vessel Companies	93,906	96,772	103,108
Junior loans:
CSG I Vessel Companies	—	—	—
CSG II Vessel Companies	—	5,000	—
CSG III Vessel Companies	—	—	—

	360,794	396,772	415,048
Current portion	12,848	19,773	23,187

	$347,946	$376,999	$391,861

(a) Bank term loans—CSG I Vessel Companies:

The five CSG I Vessel Companies (see note 1) jointly entered into a loan agreement to finance the ownership of five deep-sea Vessels. During the year ended December 31, 2004, the CSG I Vessel Companies refinanced their long-term debt facilities. The original facilities were repaid with financing received under substantially the same terms as the former debt, but at revised interest rates and with different principal repayment terms and with certain different lenders.

The bank term loans for the CSG I Vessel Companies are comprised of five loans, one for each CSG I Vessel Company. Each term loan bears interest at the LIBOR plus 1.4% per annum. The CSG I Vessel Companies have entered into interest rate swap agreements to reduce their exposure to market risks from changing interest rates (note 12(c)). The CSG I Vessel Companies have the option, after providing notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Each bank term loan is repayable as to principal and interest in forty quarterly installments to approximately November 2014 with a remaining principal balance of $9,050,000 per loan.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

As at December 31, 2004, the principal repayments due for the next five years and thereafter are:

2005	$8,250
2006	8,250
2007	8,250
2008	8,250
2009	8,250
Thereafter	123,750

$165,000

The bank term loans are secured by mortgages on the Vessels owned by the CSG I Vessel Companies (the “CSG I Vessels”), assignments of the charter party agreements with China Shipping (Group) Company (“CSG”) and assignments of the retention and earnings bank accounts of each CSG I Vessel Company. The credit agreements also provide restrictions against the use of funds in these bank accounts, which give priority to principal and interest payments and limit the amount of cash available for operations.

The CSG I Vessel Companies future charter revenues are protected by a loss of earnings and/or charter hire insurance policies. These policies have been assigned to the bank as security for the loans.

(b) Junior loans—CSG I Vessel Companies:

Each CSG I Vessel Company has entered into a junior loan facility of $5,000,000 that may be drawn at any time before October 30, 2005.

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG I Vessel Companies have the option, after providing written notice, to prepay the loan at any time, together with accrued interest in increments of $200,000 per loan. Once the junior facilities are drawn upon, principal and interest payments are repayable in forty consecutive installments commencing three months after first drawdown of funds.

The junior loans are secured by a second priority on the following: mortgages on the CSG I Vessels and assignments of the charter party agreements with CSG. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG I Vessels.

The CSG I Vessel Companies’ future charter revenues are protected by a loss of earnings and/or charter hire insurance policies. These policies will have a second priority assignment to the bank as security for the junior loans.

(c) Bank term loans—CSG II Vessel Companies:

The two CSG II Vessel Companies (see note 1) jointly entered into a loan agreement to finance the construction and ownership of two deep-sea container vessels. During the year ended December 31, 2004, the CSG II Vessel Companies refinanced their long-term debt facility. The original facilities were repaid with the proceeds from the new debt facility, under substantially the same terms as the former debt, but at reduced interest rates and with different principal repayment terms and with certain different lenders.

The bank term loans for the CSG II Vessel Companies are comprised of two loans, one for each CSG II Vessel Company. Each bank term loan bears interest at the aggregate of the LIBOR plus 1.25% per annum. The CSG II Vessel Companies have entered into interest rate swap agreements to reduce their exposure to market

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

risks from changing interest rates (note 12(c)). The CSG II Vessel Companies have the option, after providing notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Interest only payments are accrued quarterly until three months after the vessel delivery dates, after which time the bank term loans are repayable in forty quarterly installments to approximately January 2015.

As at December 31, 2004, the principal repayments due for the next five years and thereafter are:

2005	$7,000
2006	8,000
2007	8,000
2008	8,000
2009	8,000
Thereafter	91,000

$130,000

The bank term loans are secured by mortgages on the Vessels owned by the CSG II Vessel Companies (the “CSG II Vessels”), assignments of the charter party agreements with CSG after the vessel launch date and assignments of the ship building contracts and Refundment Guarantees prior to vessel deliveries. The loans are also secured by assignments of certain bank accounts, insurance proceeds of the CSG II Vessel Companies and a pledge of shares.

The CSG II Vessel Companies’ future charter revenues are protected by a loss of earnings and/or charter hire insurance policies. These policies have been assigned to the bank as security for the loans.

(d) Junior loans—CSG II Vessel Companies:

Each CSG II Vessel Company has entered into a junior loan facility of $10,000,000 that may be drawn in two installments. The delivery drawing of $5,000,000 may be drawn at any time before July 31, 2005 to partially settle the delivery installment due to Samsung (note 5) and the post-delivery drawing of $5,000,000 may be drawn at anytime before November 12, 2005.

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG II Vessel Companies have agreed to enter into interest rate swap agreements to reduce their exposure to market risks from changing interest rates (note 12(c)). The CSG II Vessel Companies have the option, after providing written notice, to prepay the loans at any time, together with accrued interest in increments of $200,000 per loan.

Once the junior facility is drawn upon, principal and interest payments are repayable in twenty seven consecutive installments commencing three months after vessel deliveries.

The junior loans are secured by second priority on the following: mortgages on the CSG II Vessels, assignments of the charter party agreements with CSG after the CSG II Vessel launch dates, assignments of the ship building contracts and Refundment Guarantees prior to CSG II Vessel deliveries. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG II Vessel Companies and a pledge of shares.

The CSG II Vessel Companies’ future charter revenues are protected by a loss of earnings and/or a charter hire insurance policies. These policies have a second priority assignment to the bank as security for the junior loans.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

(e) Bank term loans—CSG III Vessel Companies:

The bank term loans that relate to the CSG III Vessel Companies (see note 1) are drawn under a credit agreement comprising seven loans, one for each of the three CSG III Vessel Companies, and for each of Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control that are excluded from these predecessor combined financial statements.

During the year ended December 31, 2004, the CSG III Vessel Companies modified their original debt instruments but at reduced interest rates and with different principal repayment terms.

The bank term loans for each CSG III Vessel Company are available in two tranches. Tranche A, with an available limit of $32,362,500, may be drawn upon at any time prior to deliveries. Upon deliveries, the amount of Tranche A funds outstanding must be the lesser of 75% of the vessel construction cost or the available limit. Tranche B, with an available limit of $2,157,500, may only be drawn upon after vessel deliveries and at the lesser of 5% of the vessel construction cost or the available limit. Tranche A bears interest at the aggregate of the LIBOR, a 0.8% predelivery margin and a 0.3725% exposure fee until vessel deliveries and at the aggregate of the commercial interest reference rate of 4.63% and an exposure rate of 0.3725% after vessel deliveries. Tranche B bears interest at the LIBOR plus a 2.0% post delivery margin after vessel deliveries. The CSG III Vessel Companies have the obligation to enter into interest swap agreements, on Tranche B, after deliveries, to reduce their exposure to market risks from changing interest rates. The CSG III Vessel Companies also have the option, after providing notice, to prepay the loans at any time, together with accrued interest, in increments of $1,000,000 per loan.

Interest only payments are to be payable quarterly, settled by way of additional drawdown, on the Tranche A bank term loans until the vessel delivery dates. Tranche A of the bank term loans are repayable in forty-eight quarterly installments beginning on the second quarter day after the Vessel delivery dates, except if the Vessel delivery dates are a quarter day, then repayment begins on the next quarter day. Quarter days are March 15, June 15, September 15 and December 15. Interest only payments are to be payable quarterly, settled by way of additional drawdown, on the Tranche B of the bank term loans until four years and 3 months after the vessel delivery dates, at which time the outstanding balance on Tranche B of $2,157,500 is due and payable.

As at December 31, 2004, the principal repayments due for the next five years and thereafter are:

2005	$4,523
2006	8,080
2007	8,080
2008	8,080
2009	8,080
Thereafter	59,929

$96,772

The term loans are secured by mortgages on the Vessels to be owned by the CSG III Vessel Companies (the “CSG III Vessels”) assignments of the charter party agreements with CSG after the CSG III Vessel launch date and assignments of the ship building contracts and the Refundment Guarantees prior to CSG III Vessel deliveries. The loans are also secured by assignments of certain bank accounts, insurance proceeds of the CSG III Vessel Companies and a pledge of shares.

The CSG III Vessel Companies’ future charter revenues are to be protected by a loss of earnings and/or charter hire insurance policies. These policies will be assigned to the bank as security for the loans.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

Under this credit agreement, the CSG III Vessel Companies are jointly liable with Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control, for the repayment of term loans totaling up to approximately $325,491,000 at December 31, 2004.

(f) Junior loans—CSG III Vessel Companies:

The junior loans for the CSG III Vessel Companies are drawn under a credit agreement comprising seven loans, one for each of the CSG III Vessel Companies, and one for each of Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control that are excluded from these predecessor combined financial statements.

Each junior loan facility of $4,000,000 will be drawn at the time of delivery of the CSG III Vessel to partially settle the delivery installment due to Samsung (note 5).

Each junior loan bears interest at the LIBOR plus 4.0% per annum. The CSG III Vessel Companies have agreed to enter into interest rate swap agreements to reduce their exposure to market risks from changing interest rates. The CSG III Vessel Companies have the option, after providing written notice, to prepay the loans at any time, together with accrued interest in increments of $500,000 per loan.

Once the junior facilities are drawn upon, principal and interest payments are repayable in thirty seven consecutive installments commencing three months after vessel deliveries.

The junior loans are secured by a second priority on the following: mortgages on the CSG III Vessels, assignments of the charter party agreements with CSG after the CSG III Vessel launch date, assignments of the ship building contracts and Refundment Guarantees prior to CSG III Vessel deliveries. The junior loans also have a second priority on certain bank accounts and on the insurance proceeds of the CSG III Vessel Companies.

The CSG III Vessel Companies’ future charter revenues are to be protected by a loss of earnings and/or a charter hire insurance policies. These policies will have a second priority assignment to the bank as security for the loans.

Under this credit agreement, the CSG III Vessel Companies are jointly liable with Burrard Shipping Company Limited, Nanaimo Shipping Company Limited, Spruce Shipping Company Limited and Hemlock Shipping Company Limited, companies under common control, for the repayment of the junior loans totaling $20,000,000.

8. Interest expense:

The Company capitalizes interest cost to deposits on Vessels as a component of the cost of construction in progress. The following is a summary of interest costs incurred on long-term debt during each of the years presented:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Interest costs incurred	$12,480	$15,120	$17,286	$4,118	$5,716
Less: Interest capitalized	(4,681)	(2,927)	(5,482)	(1,213)	(940)

Interest expense	$7,799	$12,193	$11,804	$2,905	$4,776

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

9. Other information:

(a) Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities in the predecessor combined balance sheets are:

	December 31,		March 31, 2005
	2003	2004
Trade accounts	$854	$1,792	$777
Accrued interest	1,795	2,553	2,608
Other accrued liabilities	788	683	983

	$3,437	$5,028	$4,368

(b) Working capital:

The net change in non-cash operating working capital items related to operating activities set out in the predecessor combined statements of cash flows consists of:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Cash provided by (used in):
Accounts receivable	$(17)	$31	$(31)	$—	$1,784
Inventories	(551)	402	49	(5)	(237)
Prepaid expenses	(380)	148	(149)	204	130
Accounts payable and accrued liabilities	1,303	410	1,297	(959)	(660)
Deferred revenue	862	(200)	(245)	181	84

	$1,217	$791	$921	$(579)	$1,101

(c) Supplementary information to the predecessor combined statements of cash flows consists of:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Interest paid, excluding interest capitalized	$7,602	$12,151	$10,745	$2,963	$3,205
Non-cash transactions:
Reclassification of deposits on Vessels to Vessels	113,200	—	74,000	—	115,348
Accrued and capitalized interest costs, including amortization of deferred financing fees	4,752	3,089	5,826	1,281	959

10. Commitments and contingent obligations:

(a)	At December 31, 2004, the Company is committed under ship building contracts to pay the aggregate balance of approximately $18,913,000 upon delivery of the four Vessels under construction. As indicated in note 5, at May 27, 2005 all four of these Vessels have been delivered.

(b)	Under the terms of the CSG III Vessel Companies credit agreements, at December 31, 2004 the Company is obligated to deposit, upon delivery of each of the three 4250 TEUs under construction,

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

amounts totaling $1,220,000 each into segregated bank accounts of the Company for the purposes of debt servicing. These funds will be restricted such that the consent of the lender is required prior to withdrawal or utilization.

(c)	The Company is a member of a protection and indemnity association under which multiple parties’ risks are insured and the Company could be liable for calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. The Company accounts for such calls as contingent obligations and will recognize its obligation when the amount of any liability under the call arrangement can be reasonably estimated. Calls are included in estimated annual premiums which are billed annually. To date, no calls for additional annual premium payments have been made.

11. Charter party:

The Company is committed under charter party agreements with CSG as follows:

Vessel Name	Time Charter (years)	Commencement of charter	Options (years)	Daily hire rate
CSCL Hamburg	10	July 2001	2	$18.0
CSCL Chiwan	10	September 2001	2	18.0
CSCL Ningbo	10	June 2002	2	19.9
CSCL Dalian	10	September 2002	2	19.9
CSCL Felixstowe	10	October 2002	2	19.9
CSCL Oceania	12	December 2004	3	29.5
CSCL Africa	12	January 2005	3	29.5
CSCL Vancouver	12	February 2005	—	17.0
CSCL Sydney	12	April 2005	—	17.0
CSCL New York	12	May 2005	—	17.0

The Company is committed under the charter party agreements with CSG to supply the Vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

12. Financial instruments:

(a) Concentration of credit risk:

CSG is the Company’s sole customer for all periods presented.

(b) Fair value:

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, due from related parties and accounts payable and accrued liabilities in the balance sheet approximate their fair values because of their short term to maturity. The carrying value of long-term debt and other long-term liabilities, recalculated at current interest rates, approximates their carrying value. The fair value of the due to related party is not readily determinable due to the related party relationship and the lack of a ready market for such instruments.

The fair value of the interest rate swap agreements is recognized on the predecessor combined balance sheets.

SEASPAN CORPORATION

Notes to Predecessor Combined Financial Statements—(Continued)

(tabular dollar amounts expressed in thousands of United States dollars)

(c) Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit agreement related to the CSG I and CSG II Vessel Companies (note 7), at December 31, 2004, certain legal entities within the Company have entered into interest rate swap agreements to fix the LIBOR at per annum interest rates on notional loan balances as follows:

Vessel Companies	Notional Amount	Fixed LIBOR	Ending Date
CSG I	$165,000	5.974%	November 9, 2014
CSG II-bank term loans	65,000	4.350%	December 5, 2012
CSG II-junior loans	5,000	4.430%	December 6, 2011

13. Guarantee:

As described in notes 7(e) and (f), the CSG III Vessel Companies are jointly liable under credit agreements underlying the bank term loans and junior loans with four subsidiaries of SCLL that are not included in these predecessor combined financial statements.

14. Subsequent event:

Seaspan Corporation will acquire, on closing of its initial public offering, the Vessels described in note 1 and, on delivery over approximately the next 25 months, an additional 13 containerships that are currently on order by 13 other wholly owned subsidiaries of SCLL.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Effective with the closing of this offering, we will purchase the ten vessels comprising the initial fleet from ten existing Republic of Cyprus incorporated wholly owned subsidiaries of SCLL. These subsidiaries collectively are referred to in this unaudited pro forma financial statements as our “Predecessor.” We are not acquiring any other assets of our Predecessor and we are assuming no liabilities of our Predecessor. Because Seaspan Corporation was formed by SCLL to succeed to its business upon completion of the offering, the ten vessels included in the initial fleet must be recorded at their historical carrying value of our Predecessor in our financial statements on acquisition. The difference between the purchase price of the initial fleet and the Predecessor’s carrying value is recorded as a charge to shareholders’ equity. The unaudited pro forma balance sheet assumes that the offering, the purchase of the initial fleet, and the related transactions occurred as of March 31, 2005. The unaudited pro forma statements of operations assume that these transactions occurred as of January 1, 2004. The unaudited pro forma financial statements do not reflect the purchase of the additional 13 vessels in our contracted fleet.

The unaudited pro forma financial statements and accompanying notes should be read together with the historical combined financial statements and related notes of our Predecessor included elsewhere in this prospectus. The unaudited pro forma financial statements were derived by adjusting the historical combined financial statements of our Predecessor as of March 31, 2005 and for the three months then ended and for the year ended December 31, 2004. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and the other related transactions contemplated, and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma financial statements.

This unaudited pro forma financial statements do not purport to represent what our financial position and results of operations would actually have been had the completion of this offering, the acquisition of our initial fleet, and the related transactions in fact occurred on the dates indicated in the first paragraph above, nor do they purport to project our financial position or results of operations at any future date. The unaudited pro forma financial statements do not include any non-recurring charges or credits, except for the charge against equity for the excess of the purchase price of the vessels included in the initial fleet over the Predecessor’s carrying value, which is recognized in the unaudited pro forma balance sheet, as described in note 2(b).

SEASPAN CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET

	As of March 31, 2005
	Historical Predecessor	Offering and Other Transaction Adjustments		Seaspan Corporation Pro forma
	(in thousands)
		(note 2)
Assets
Current assets:
Cash and cash equivalents	$7,537	$(7,537	)(d)	$33,812
		(7,500	)(e)
		(500	)(f)
		41,812	(c)
Restricted cash	9,862	(9,862	)(d)	—
Accounts receivable	869	(869	)(d)	—
Inventories	675	(675	)(d)	—
Due from related parties	830	(830	)(d)	—
Prepaid expenses	496	(496	)(d)	—

	20,269	13,543		33,812
Vessels	467,126	—		467,126
Deferred financing fees	8,430	(8,430	)(d)	7,500
		7,500	(e)

	$495,825	$12,613		$508,438

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,368	$(4,368	)(d)	$—
Deferred revenue	537	(537	)(d)	—
Current portion of long-term debt	23,187	(23,187	)(d)	—

	28,092	(28,092)		—
Long-term debt	391,861	(391,861	)(d)	—
Due to related party	63,744	(63,744	)(d)	—
Fair value of interest rate swaps	10,399	(10,399	)(d)	—

	494,096	(494,096)		—
Shareholders’ equity	1,729	556,172	(a)	508,438
		150,045	(a)
		(197,279	)(b)
		(1,729	)(d)
		(500	)(f)

	$495,825	$12,613		$508,438

See accompanying notes to unaudited pro forma consolidated financial statements.

SEASPAN CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

	Year Ended December 31, 2004
	Historical Predecessor	Offering and Other Transaction Adjustments		Seaspan Corporation Pro forma
	(in thousands, except per share amount)
		(note 3)
Revenue	$35,933	$—		$35,933

Operating expenses:
Ship operating	7,157	1,217	(c)	8,374
Depreciation	8,808	(1,491	)(d)	7,317
General and administrative	207	4,190	(c)	4,397

	16,172	3,916		20,088

Operating earnings	19,761	(3,916)		15,845

Other expenses (earnings):
Interest	11,804	(11,804	)(a)	—
Amortization of deferred financing fees	222	(222	)(a)	833
		833	(b)
Write off on debt refinancing	3,135	(3,135	)(a)	—
Change in fair value of interest rate swaps	(1,416)	1,416	(a)	—
Other	(53)	—		(53)

	13,692	(12,912)		780

Net earnings	$6,069	$8,996		$15,065

Earnings per share				$0.42

Weighted average number of shares outstanding				35,715

See accompanying notes to unaudited pro forma consolidated financial statements.

SEASPAN CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2005
	Historical Predecessor	Offering and Other Transaction Adjustments		Seaspan Corporation Pro forma
	(in thousands, except per share amount)
		(note 3)
Revenue	$13,978	$—		$13,978

Operating expenses:
Ship operating	2,543	611	(c)	3,154
Depreciation	3,529	(655	)(d)	2,874
General and administrative	69	1,030	(c)	1,099

	6,141	986		7,127

Operating earnings	7,837	(986)		6,851

Other expenses (earnings):
Interest	4,776	(4,776	)(a)	—
Amortization of deferred financing fees	165	(165	)(a)	208
		208	(b)
Change in fair value of interest rate swaps	(8,461)	8,461	(a)	—
Other	(10)	—		(10)

	(3,530)	3,728		198

Net earnings	$11,367	$(4,714)		$6,653

Earnings per share				$0.19

Weighted average number of shares outstanding				35,715

See accompanying notes to unaudited pro forma consolidated financial statements.

SEASPAN CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(Tabular dollar amounts in thousands)

1. Basis of Presentation.

The unaudited pro forma balance sheet assumes the following transactions occurred on March 31, 2005:

•	The issuance of 28,570,000 common shares to the public at an initial public offering price equal to $21.00 per share, resulting in aggregate gross proceeds of $600.0 million, less the payment of estimated underwriting discounts, the structuring fee and the formation and offering related expenses, aggregating $43.8 million;

•	The issuance of 7,145,000 subordinated shares at a price equal to $21.00 per share, resulting in aggregate proceeds of $150.0 million;

•	The use of $7.5 million of the net proceeds from the offering to pay deferred financing costs associated with our credit facility;

•	The use of $0.5 million of the net proceeds from the offering to repay SCLL its funding of certain of our pre-offering expenses; and

•	The use of $664.4 million of the net proceeds from the sale of the common and subordinated shares to purchase the ten vessels in our initial fleet from our Predecessor. The purchase price of our initial fleet will be equal to:

•	the net proceeds from the sale of 28,570,000 common shares in this offering, plus

•	the proceeds from our concurrent sale of 7,145,000 subordinated shares, less

•	a specified cash balance of $33.8 million to be used for working capital, less

•	$7.5 million to pay deferred financing costs for our credit facility, less

•	$0.5 million to repay SCLL for certain pre-offering expenses, less

•	$6.3 million to pay formation and offering related expenses.

The unaudited pro forma statements of operations assume the transactions set forth above occurred on January 1, 2004.

2. Pro Forma Balance Sheet Adjustments and Assumptions:

The unaudited pro forma balance sheet gives pro forma effect to the following transactions and assumptions as if they had occurred on March 31, 2005:

(a) Completion of this offering:

The issuance of 28,570,000 common shares to the public at an initial public offering price equal to $21.00 per share, resulting in aggregate gross proceeds of $600.0 million, less the payment of the estimated underwriting discounts, the structuring fee and the formation and offering related costs, aggregating $43.8 million. The pro forma balance sheet does not give effect to the issuance of any shares pursuant to the underwriters’ option to purchase up to 4,285,500 common shares to cover over-allotments.

The issuance of 7,145,000 subordinated shares at a price equal to $21.00 per share, resulting in aggregate proceeds of $150.0 million.

(b) Acquisition of our initial fleet:

We will enter into an acquisition agreement with each of the legal entities that comprise the Predecessor, pursuant to terms of which we will acquire the initial fleet.

The total purchase price for our initial fleet is $664.4 million, computed as set forth in Note 1 above, which will be payable in cash on closing. Closing will occur upon completion of this offering.

SEASPAN CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS—(Continued)

(Tabular dollar amounts in thousands)

As we were formed by SCLL to succeed to its business upon completion of the offering, the initial fleet must be recorded at the historical carrying value to the Predecessor. As a result, the excess of the purchase price of the initial fleet over the historical carrying value will be recorded as a charge to shareholders’ equity. The following table summarizes the reduction to the initial fleet’s purchase price and the charge to shareholders’ equity:

Purchase price of our initial fleet paid in cash	$664,405
Vessels at historical carrying value	(467,126)

Charge to shareholders’ equity	$197,279

(c) Net cash received:

The following table summarizes the sources and use of funds in connection with the issuance of shares, the purchase of our initial fleet and the other transactions set forth above:

Issuance of 28,570,000 common shares	$599,970
Issuance of 7,145,000 subordinated shares	150,045
Estimated fees and expenses in connection with issuance of the common shares	(43,798)
Purchase price of our initial fleet paid in cash	(664,405)

Net cash received	$41,812

(d) Assets and liabilities that we will not acquire or assume on acquisition:

We are only acquiring the vessels from the Predecessor. All other assets and liabilities, including guarantees and interest rate swap agreements, will remain with the Predecessor and do not form part of our pro forma assets and liabilities.

(e) Costs associated with our credit facility:

The use of $7.5 million of the net proceeds from the offering to pay costs associated with our credit facility.

(f) Repayment of SCLL loan:

The use of $0.5 million of the net proceeds from the offering to repay SCLL for certain pre-offering expenses.

3. Pro Forma Statements of Operations Adjustments and Assumptions:

The unaudited pro forma statements of operations give pro forma effect to the transactions and assumptions described in note 2 as if they had occurred on January 1, 2004:

(a)	As we are acquiring the vessels from the Predecessor using the proceeds of this Offering, we would not have had interest bearing debt, or related interest rate swap agreements, outstanding during the periods presented. This adjustment eliminates the effect of our Predecessor’s financing structure.

(b)	To reflect the amortization of the direct costs of $7.5 million incurred on entering into our credit facility over the nine year term of the facility.

(c)	We will enter into a management agreement pursuant to which our Manager will provide us with technical services on a daily fixed fee per vessel basis and administrative and strategic services on primarily a direct costs reimbursement basis. This adjustment reflects such fixed fees plus our best estimate of the additional reimbursable costs we will incur for the periods presented as a result of our new organizational structure and becoming a public company. The Company has estimated this amount based on the internal budgeting process of the Manager and discussions with certain advisors.

(d)	To reflect an adjustment to our Predecessor’s depreciation expense to reflect our policy of recognizing depreciation expense over our estimated useful life of the vessels of 30 years.

28,570,000 Common Shares

Seaspan Corporation

P R O S P E C T U S

August 8, 2005

Citigroup	Merrill Lynch & Co.

Lehman Brothers	UBS Investment Bank

Fortis Securities LLC	Legg Mason Wood Walker	Wachovia Securities
Incorporated

DnB NOR Markets	Dahlman Rose & Company

Until September 2, 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.